Exhibit 99.1 Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. (a joint stock limited company incorporated in the People’s Republic of China) (Stock Code: 00525) 2019 ANNUAL RESULT ANNOUNCEMENT The Board of Directors of Guangshen Railway Company Limited (the “Company”) is pleased to announce the audited results of the Company and its subsidiaries for the year ended 31 December 2019. This announcement, containing the full text of the 2019 Annual Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of annual results. Printed version of the Company’s 2019 Annual Report will be available on the websites of the HKExnews of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and of the Company at www.gsrc.com on 30 March 2020 and will be despatched to holders of H shares of the Company as soon as practicable. — 1 —Exhibit 99.1 Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. (a joint stock limited company incorporated in the People’s Republic of China) (Stock Code: 00525) 2019 ANNUAL RESULT ANNOUNCEMENT The Board of Directors of Guangshen Railway Company Limited (the “Company”) is pleased to announce the audited results of the Company and its subsidiaries for the year ended 31 December 2019. This announcement, containing the full text of the 2019 Annual Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of annual results. Printed version of the Company’s 2019 Annual Report will be available on the websites of the HKExnews of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and of the Company at www.gsrc.com on 30 March 2020 and will be despatched to holders of H shares of the Company as soon as practicable. — 1 —

GUANGSHEN RAILWAY 2019 ANNUAL REPORT Chapter 1 Definitions I. DEFINITIONS In this report, unless the context otherwise requires, the expressions stated below will have the following meanings: Company Guangshen Railway Company Limited Reporting period, this period, 12 months from 1 January to 31 December 2019 this year Same period last year 12 months from 1 January to 31 December 2018 A Share(s) Renminbi-denominated ordinary share(s) of the Company with a par value of RMB1.00 issued in the PRC and listed on the SSE for subscription in Renminbi H Share(s) Overseas listed foreign share(s) of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the SEHK for subscription in Hong Kong dollars ADS U.S. dollar-denominated American Depositary Shares representing ownership of 50 H Shares issued by trustees in the United States under the authorization of the Company PRC The People’s Republic of China CSRC The China Securities Regulatory Commission SSRB The Shenzhen Securities Regulatory Bureau of the China Securities Regulatory Commission SSE The Shanghai Stock Exchange SEHK The Stock Exchange of Hong Kong Limited NYSE The New York Stock Exchange SFO The Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) Listing Rules The Rules Governing the Listing of Securities on SEHK and/or the listing rules of SSE (as the case may be) Articles The Articles of Association of the Company Company Law The Company Law of the PRC Securities Law The Securities Law of the PRCGUANGSHEN RAILWAY 2019 ANNUAL REPORT Chapter 1 Definitions I. DEFINITIONS In this report, unless the context otherwise requires, the expressions stated below will have the following meanings: Company Guangshen Railway Company Limited Reporting period, this period, 12 months from 1 January to 31 December 2019 this year Same period last year 12 months from 1 January to 31 December 2018 A Share(s) Renminbi-denominated ordinary share(s) of the Company with a par value of RMB1.00 issued in the PRC and listed on the SSE for subscription in Renminbi H Share(s) Overseas listed foreign share(s) of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the SEHK for subscription in Hong Kong dollars ADS U.S. dollar-denominated American Depositary Shares representing ownership of 50 H Shares issued by trustees in the United States under the authorization of the Company PRC The People’s Republic of China CSRC The China Securities Regulatory Commission SSRB The Shenzhen Securities Regulatory Bureau of the China Securities Regulatory Commission SSE The Shanghai Stock Exchange SEHK The Stock Exchange of Hong Kong Limited NYSE The New York Stock Exchange SFO The Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) Listing Rules The Rules Governing the Listing of Securities on SEHK and/or the listing rules of SSE (as the case may be) Articles The Articles of Association of the Company Company Law The Company Law of the PRC Securities Law The Securities Law of the PRC

010 011 CSRG (Note) China State Railway Group Co., Ltd. CRC (Note) China Railway Corporation GRGC China Railway Guangzhou Group Co., Ltd., the largest shareholder of the Company GZIR Guangdong Guangzhu Intercity Rail Transportation Company Limited WGPR Wuhan-Guangzhou Passenger Railway Line Co., Ltd. GSHER Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited GZR Guangzhou-Zhuhai Railway Company Limited XSR Xiamen-Shenzhen Railway Company Limited GSR Ganzhou-Shaoguan Railway Company Limited GGR Guiyang-Guangzhou Railway Company Limited NGR Nanning-Guangzhou Railway Company Limited PRDIR Guangdong Pearl River Delta Inter-city Railway Traffic Company Limited GMSR Guangmeishan Railway Limited Company SR Guangdong Sanmao Railway Limited Company MZR MaoZhan Railway Company Limited SMR Guangdong Shenmao Railway Company Limited MSR Guangdong Meizhou-Shantou Passenger Railway Line Company Limited Note: On 18 June 2019, with the approval of the State Council of the PRC, China Railway Corporation was renamed as China State Railway Group Co., Ltd. (“CSRG”).010 011 CSRG (Note) China State Railway Group Co., Ltd. CRC (Note) China Railway Corporation GRGC China Railway Guangzhou Group Co., Ltd., the largest shareholder of the Company GZIR Guangdong Guangzhu Intercity Rail Transportation Company Limited WGPR Wuhan-Guangzhou Passenger Railway Line Co., Ltd. GSHER Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited GZR Guangzhou-Zhuhai Railway Company Limited XSR Xiamen-Shenzhen Railway Company Limited GSR Ganzhou-Shaoguan Railway Company Limited GGR Guiyang-Guangzhou Railway Company Limited NGR Nanning-Guangzhou Railway Company Limited PRDIR Guangdong Pearl River Delta Inter-city Railway Traffic Company Limited GMSR Guangmeishan Railway Limited Company SR Guangdong Sanmao Railway Limited Company MZR MaoZhan Railway Company Limited SMR Guangdong Shenmao Railway Company Limited MSR Guangdong Meizhou-Shantou Passenger Railway Line Company Limited Note: On 18 June 2019, with the approval of the State Council of the PRC, China Railway Corporation was renamed as China State Railway Group Co., Ltd. (“CSRG”).

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

Chapter 2

Company Profile and Major Financial Indicators

I. GENERAL INFORMATION OF THE COMPANY

(1) Company Information

Chinese name	廣深鐵路股份有限公司
Chinese name abbreviation	廣深鐵路
English name	Guangshen Railway Company Limited
Legal representative of the Company	Wu Yong

(2) Contact Person and Contact Information

	Company Secretary	*Representative of Securities Affairs*
Name	Tang Xiangdong	Deng Yanxia
Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Tel.	(86)755-25588150	(86)755-25588150
Fax.	(86)755-25591480	(86)755-25591480
E-mail	ir@gsrc.com	ir@gsrc.com

(3) Basic Information

Registered Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Postal Code of the Registered Address	518010
Place of Business	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Postal Code of the Place of Business	518010
Company Website	http://www.gsrc.com
E-mail	ir@gsrc.com

(4) Places for Information Disclosure and Reserve Address

Newspapers for information disclosure of the Company	China Securities Journal, Securities Times, Shanghai Securities News, Securities Daily
Websites specified by CSRC to publish the annual report	http://www.sse.com.cn http://www.hkexnews.hk http://www.gsrc.com
Reserve address of annual report	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province

012
—
013

(5) Share Information of the Company

Type of Shares	Stock Exchange	Stock Short Name	Stock Code
A Shares	SSE	廣深鐵路	601333
H Shares	SEHK	GUANGSHEN RAIL	00525
ADS	NYSE	—	GSH

(6) Other Relevant Information

Auditor engaged by the Company (Domestic)	Name	PricewaterhouseCoopers Zhong Tian LLP
	Office Address	11/F PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai, China
	Name of signing auditors	Yao Wenping, Liu Jingping
Auditor engaged by the Company (Overseas)	Name	PricewaterhouseCoopers
	Office Address	22nd Floor, Prince's Building, Central, Hong Kong
Legal advisor as to PRC law	Name	Beijing Grandway Law Office
	Office Address	12/F, Block C, Skyworth Building, 8 South One Street, Hi-Tech Zone, Nanshan District, Shenzhen
Legal advisor as to Hong Kong law	Name	Cleary Gottlieb Steen & Hamilton (Hong Kong)
	Office Address	37th Floor, Hysan Place, 500 Hennessy Road, Hong Kong
Legal advisor as to United States law	Name	Jones Day
	Office Address	31st Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong
Registrar for A Shares	Name	China Securities Depository and Clearing Corporation Limited Shanghai Branch
	Office Address	36th Floor, China Insurance Building, No. 166, Lujiazui East Road, Pudong New District, Shanghai
Registrar for H Shares	Name	Computershare Hong Kong Investor Services Limited
	Office Address	Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong
Depository	Name	JPMorgan Chase Bank, N.A.
	Office Address	13th Floor, No. 4 New York Plaza, New York, USA
Principal banker	Name	Construction Bank of China Shenzhen Branch Jiabin Road Sub-branch
	Office Address	1st to 4th Floors, Jinwei Building, Jiabin Road, Shenzhen, China

GUANGSHEN RAILWAY 2019 ANNUAL REPORT II. COMPANY PROFILE On 6 March 1996, the Company was registered and established in Shenzhen, the PRC in accordance with the Company Law. In May 1996, the H Shares and ADS issued by the Company were listed on the SEHK and the NYSE respectively. In December 2006, the A Shares issued by the Company were listed on the SSE. In January 2007, the Company used the proceeds from the issue of A Shares to acquire the railway of Guangzhou- Pingshi section, taking the coverage of the Company’s operations into the national trunk line networks. Currently, the Company is the only PRC railway transportation enterprise with its shares listed in Shanghai, Hong Kong and New York. The Company is mainly engaged in the railway passenger and freight transportation businesses, the Hong Kong Through Train passenger services in cooperation with MTR Corporation Limited, and management services for commissioned transportation for other railway companies in the PRC. The Company is also engaged in the provision of integrated services in relation to railway facilities and technology, commercial trading and other industrial businesses that are consistent with the Company’s objectives. The Shenzhen-Guangzhou-Pingshi Railway, which is operated solely and independently by the Company, runs 481.2 kilometers long and connects the entire Guangdong Province vertically. The Guangzhou- Pingshi Railway is the southern part of Beijing-Guangzhou Railway, forming an aorta connecting northern and southern China; whereas the Guangzhou-Shenzhen Railway is one of the two railway passways from mainland China to Hong Kong, linking with the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou and Pinghu-Yantian lines, as well as with the Xiamen-Shenzhen Railway, Guangzhou- Dongguan-Shenzhen Intercity Railway and the East Rail Line in Hong Kong, which form a key integral part of the railway transportation network in the PRC. Passenger transportation is the most important transportation business segment of the Company. As of 31 December 2019, the Company operated 246.5 pairs of passenger trains each day, which include 105 pairs of Guangzhou-Shenzhen inter-city express trains (including 92 pairs of inter-city trains from Guangzhou East to Shenzhen, 12 pairs of Guangzhou East to Chaozhou-Shantou cross-network electric multiple unit (“EMU”) trains, and 1 pair of Shenzhen to Huaiji cross-network EMU trains), 10 pairs of through trains (i.e. 9 pairs of Canton-Kowloon Through Trains, and 1 pair of Beijing/Shanghai-Kowloon Through Trains), and 131.5 pairs of long-distance trains (including 10.5 pairs of Guangzhou-Foshan-Zhaoqing inter-city trains, and 7 pairs of Guangzhou East to Guilin North, Nanning East, Guiyang North and Xiamen cross-network EMU trains). The Company adopts an “as-frequent-as-buses” operation for Guangzhou-Shenzhen inter-city trains, meaning that one pair of China Railway High-speed Trains are dispatched every 10 minutes on average during peak hours between Guangzhou and Shenzhen. The through trains passing through Hong Kong, jointly operated by the Company and MTR Corporation Limited, are an important means of transportation for travelling between Guangzhou and Hong Kong. The Company operates a number of long-distance trains running from and to Guangzhou and Shenzhen, linking with most of the provinces, autonomous regions and municipals across the nation.GUANGSHEN RAILWAY 2019 ANNUAL REPORT II. COMPANY PROFILE On 6 March 1996, the Company was registered and established in Shenzhen, the PRC in accordance with the Company Law. In May 1996, the H Shares and ADS issued by the Company were listed on the SEHK and the NYSE respectively. In December 2006, the A Shares issued by the Company were listed on the SSE. In January 2007, the Company used the proceeds from the issue of A Shares to acquire the railway of Guangzhou- Pingshi section, taking the coverage of the Company’s operations into the national trunk line networks. Currently, the Company is the only PRC railway transportation enterprise with its shares listed in Shanghai, Hong Kong and New York. The Company is mainly engaged in the railway passenger and freight transportation businesses, the Hong Kong Through Train passenger services in cooperation with MTR Corporation Limited, and management services for commissioned transportation for other railway companies in the PRC. The Company is also engaged in the provision of integrated services in relation to railway facilities and technology, commercial trading and other industrial businesses that are consistent with the Company’s objectives. The Shenzhen-Guangzhou-Pingshi Railway, which is operated solely and independently by the Company, runs 481.2 kilometers long and connects the entire Guangdong Province vertically. The Guangzhou- Pingshi Railway is the southern part of Beijing-Guangzhou Railway, forming an aorta connecting northern and southern China; whereas the Guangzhou-Shenzhen Railway is one of the two railway passways from mainland China to Hong Kong, linking with the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou and Pinghu-Yantian lines, as well as with the Xiamen-Shenzhen Railway, Guangzhou- Dongguan-Shenzhen Intercity Railway and the East Rail Line in Hong Kong, which form a key integral part of the railway transportation network in the PRC. Passenger transportation is the most important transportation business segment of the Company. As of 31 December 2019, the Company operated 246.5 pairs of passenger trains each day, which include 105 pairs of Guangzhou-Shenzhen inter-city express trains (including 92 pairs of inter-city trains from Guangzhou East to Shenzhen, 12 pairs of Guangzhou East to Chaozhou-Shantou cross-network electric multiple unit (“EMU”) trains, and 1 pair of Shenzhen to Huaiji cross-network EMU trains), 10 pairs of through trains (i.e. 9 pairs of Canton-Kowloon Through Trains, and 1 pair of Beijing/Shanghai-Kowloon Through Trains), and 131.5 pairs of long-distance trains (including 10.5 pairs of Guangzhou-Foshan-Zhaoqing inter-city trains, and 7 pairs of Guangzhou East to Guilin North, Nanning East, Guiyang North and Xiamen cross-network EMU trains). The Company adopts an “as-frequent-as-buses” operation for Guangzhou-Shenzhen inter-city trains, meaning that one pair of China Railway High-speed Trains are dispatched every 10 minutes on average during peak hours between Guangzhou and Shenzhen. The through trains passing through Hong Kong, jointly operated by the Company and MTR Corporation Limited, are an important means of transportation for travelling between Guangzhou and Hong Kong. The Company operates a number of long-distance trains running from and to Guangzhou and Shenzhen, linking with most of the provinces, autonomous regions and municipals across the nation.

014 015014 015

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

Freight transportation is an important transportation business segment of the Company. The Company is not only well-equipped with comprehensive freight facilities which enable the efficient transportation of full load cargos, single load cargos, containers, bulky and heavy cargos, dangerous goods, perishable goods and oversized cargos, but also operates rail lines which are closely connected to major ports in Guangzhou and Shenzhen and are at the same time connected to several large industrial zones, logistics zones, and plants and mining enterprises in the Pearl River Delta region via railroad sidings. The major market of the Company's freight transportation business is domestic mid-to-long-distance transportation, which is also an aspect that the Company enjoys competitive advantages in.

Railway operation services are one of the extended passenger and freight transportation services that the Company has expanded since the commencement of operation of WGPR in December 2009. So far, the Company has provided this service to WGPR, GZIR, GSHER, GZR, XSR, GSR, NGR, GGR, PRDIR, MZR, SMR and MSR, where such railway operation service has also become a new area of business growth for the Company. With the successive completion and commencement of operation of a series of high-speed railways and inter-city railways in the "Pan Pearl River Delta" region, the geographical coverage of the Company's railway operation services will be further expanded.

III. MAJOR ACCOUNTING DATA AND FINANCIAL INDICATORS FOR THE PAST FIVE YEARS

(Unit: RMB thousand)

Income items	2019	2018	Year-on-year increase/decrease (%)	2017	2016	2015
Total revenue	21,178,351	19,828,018	6.81	18,331,422	17,280,504	15,725,309
Total operating expenses	20,076,414	18,658,213	7.60	16,932,587	15,637,999	14,156,735
Profit from operations	1,072,841	1,062,253	1.00	1,350,358	1,534,235	1,453,947
Profit before tax	1,009,092	1,068,800	(5.59)	1,347,132	1,544,009	1,451,838
Profit after tax	747,964	779,034	(3.99)	1,011,768	1,153,700	1,063,308
Consolidated profit attributable to shareholders	748,439	784,059	(4.54)	1,015,361	1,158,253	1,070,822
Basic earnings per share (RMB)	0.11	0.11	—	0.14	0.16	0.15
Earnings per ADS (RMB/Unit)	5.28	5.53	(4.52)	7.17	8.18	7.56

016
—
017

Assets and liabilities	At the end of 2019	At the end of 2018	Increase/ decrease as at the end of the year compared to the end of last year (%)	At the end of 2017	At the end of 2016	At the end of 2015
Total assets	36,893,133	35,402,237	4.21	33,994,238	32,870,258	31,943,272
Total liabilities	7,753,852	6,585,908	17.73	5,337,157	4,840,203	4,499,010
Shareholders' equity interests (excluding interests of minor shareholders)	29,175,726	28,852,299	1.12	28,684,677	28,054,058	27,462,488
Net assets per share (RMB)	4.12	4.07	1.23	4.05	3.96	3.88

IV. DIFFERENCES IN ACCOUNTING DATA UNDER CHINESE AND INTERNATIONAL ACCOUNTING STANDARDS

☐ Applicable ✓Not applicable

GUANGSHEN RAILWAY 2019 ANNUAL REPORT Chapter 3 Summary of the Company’s Business I. PRINCIPAL ACTIVITIES, BUSINESS MODEL AND INDUSTRY FACT SHEET DURING THE REPORTING PERIOD (1) Principal Activities and Business Model During the reporting period, as a railway transportation enterprise, the Company has primarily been operating passenger and freight transportation businesses. It has also operated the Hong Kong Through Train passenger services in cooperation with MTR Corporation Limited, and provided railway operation services for commissioned transportation for other railway companies such as WGPR, GZIR, GSHER, GZR, XSR, GSR, NGR, GGR, PRDIR, MZR, SMR and MSR. (2) Industry Fact Sheet Being the aorta of the nation’s economy, a key infrastructure, a significant project for people’s livelihood, the backbone of an integrated transportation system and one of the main means of transportation, the railway is of crucial importance for the nation’s economic and social development. Since the State Council of the PRC approved the implementation of the Medium to Long Term Plan for Railway Network Development in 2004, railways in China have experienced exponential development. On the whole, the tight capacity of the Chinese railways has now been alleviated, the bottle neck restriction has been eliminated, and economic and social development needs have been met. However, when benchmarking with the requirements for a new normal of economic developments, other transportation forms and the advanced levels of developed countries, China’s railway still faces deficiencies such as incomplete layout, low operational efficiency and rather severe structural conflicts. By the end of 2019, the nationwide railways in operation reached 139,000 kilometers; among which, the high-speed railways in operation ran over 35,000 kilometers. During 2019, the national railways had achieved a passenger delivery volume of 3.660 billion people, representing a year-on-year increase of 8.4%; meanwhile, the outbound freight tonnage had reached 4.389 billion tonnes, representing a year-on-year increase of 7.2%.GUANGSHEN RAILWAY 2019 ANNUAL REPORT Chapter 3 Summary of the Company’s Business I. PRINCIPAL ACTIVITIES, BUSINESS MODEL AND INDUSTRY FACT SHEET DURING THE REPORTING PERIOD (1) Principal Activities and Business Model During the reporting period, as a railway transportation enterprise, the Company has primarily been operating passenger and freight transportation businesses. It has also operated the Hong Kong Through Train passenger services in cooperation with MTR Corporation Limited, and provided railway operation services for commissioned transportation for other railway companies such as WGPR, GZIR, GSHER, GZR, XSR, GSR, NGR, GGR, PRDIR, MZR, SMR and MSR. (2) Industry Fact Sheet Being the aorta of the nation’s economy, a key infrastructure, a significant project for people’s livelihood, the backbone of an integrated transportation system and one of the main means of transportation, the railway is of crucial importance for the nation’s economic and social development. Since the State Council of the PRC approved the implementation of the Medium to Long Term Plan for Railway Network Development in 2004, railways in China have experienced exponential development. On the whole, the tight capacity of the Chinese railways has now been alleviated, the bottle neck restriction has been eliminated, and economic and social development needs have been met. However, when benchmarking with the requirements for a new normal of economic developments, other transportation forms and the advanced levels of developed countries, China’s railway still faces deficiencies such as incomplete layout, low operational efficiency and rather severe structural conflicts. By the end of 2019, the nationwide railways in operation reached 139,000 kilometers; among which, the high-speed railways in operation ran over 35,000 kilometers. During 2019, the national railways had achieved a passenger delivery volume of 3.660 billion people, representing a year-on-year increase of 8.4%; meanwhile, the outbound freight tonnage had reached 4.389 billion tonnes, representing a year-on-year increase of 7.2%.

018 019 II. EXPLANATION OF SIGNIFICANT CHANGES IN THE MAJOR ASSETS OF THE COMPANY DURING THE REPORTING PERIOD For an explanation of the significant changes in the major assets of the Company during the reporting period, please see the section headed “Analysis of Assets and Liabilities” in the chapter “Report of the Directors (Including Management Discussion and Analysis)” in this annual report. III. SIGNIFICANT CHANGES IN CORE COMPETENCIES DURING THE REPORTING PERIOD Applicable ✓Not applicable018 019 II. EXPLANATION OF SIGNIFICANT CHANGES IN THE MAJOR ASSETS OF THE COMPANY DURING THE REPORTING PERIOD For an explanation of the significant changes in the major assets of the Company during the reporting period, please see the section headed “Analysis of Assets and Liabilities” in the chapter “Report of the Directors (Including Management Discussion and Analysis)” in this annual report. III. SIGNIFICANT CHANGES IN CORE COMPETENCIES DURING THE REPORTING PERIOD Applicable ✓Not applicable

GUANGSHEN RAILWAY 2019 ANNUAL REPORT Chapter 4 Report of the Directors (Including Management Discussion and Analysis) Chairman of the Board I. CHAIRMAN’S STATEMENT Dear shareholders, On behalf of the Board, I am pleased to present the audited operating results of the Company for 2019 for the shareholders to review. (1) Business review In 2019, facing the complicated landscape where both the domestic and overseas risks and challenges have considerably increased, China persisted in striving for achievements with a prudent approach. In adhering to the new development philosophy, China persisted with the implementation of supply-side structural reforms and actively promoted high-quality development so as to achieve overall national economic stability and key objectives. Throughout the year, China also achieved a gross domestic product (GDP) of RMB99 trillion, representing a year-on-year growth of 6.1%. Meanwhile, the national railway experienced a steady growth in both passenger and freight transportation, with passenger delivery volume and outbound freight tonnage reaching 3.660 billion people and 4.389 billion tonnes respectively, representing year-on-year increments of 8.4% and 7.2% respectively.GUANGSHEN RAILWAY 2019 ANNUAL REPORT Chapter 4 Report of the Directors (Including Management Discussion and Analysis) Chairman of the Board I. CHAIRMAN’S STATEMENT Dear shareholders, On behalf of the Board, I am pleased to present the audited operating results of the Company for 2019 for the shareholders to review. (1) Business review In 2019, facing the complicated landscape where both the domestic and overseas risks and challenges have considerably increased, China persisted in striving for achievements with a prudent approach. In adhering to the new development philosophy, China persisted with the implementation of supply-side structural reforms and actively promoted high-quality development so as to achieve overall national economic stability and key objectives. Throughout the year, China also achieved a gross domestic product (GDP) of RMB99 trillion, representing a year-on-year growth of 6.1%. Meanwhile, the national railway experienced a steady growth in both passenger and freight transportation, with passenger delivery volume and outbound freight tonnage reaching 3.660 billion people and 4.389 billion tonnes respectively, representing year-on-year increments of 8.4% and 7.2% respectively.

022 023 Given such positive macro-economic conditions and industrial developments, coupled with the sound leadership of the Board and the joint efforts of its employees, the Company managed its operations with a close adherence to its business objectives, and at the same time focused on “building up China’s strength in transportation with railway as the priority ” and deepened its vision of “strengthening the foundation, improving quality and efficiency ”. It also thoroughly implemented activities and campaigns to boost the capacity of its freight transportation and the quality of its passenger transportation services, for example its organization and launch of the “Three Safeguards and Three Increases ” initiative. The Company also actively adopted measures such as “replenishing customers with goods, expanding railway operations, and increasing inter-city EMU trains ” to cushion the impact caused by the diversion effect from the high- speed railway network and the introduction of the now-withdrawn extradition bill in Hong Kong. Each of the duties and goals as set by the Board at the beginning of the year has been effectively accomplished. During the reporting period, the Company’s transportation safety remained stable as a whole, bringing steady improvements to the operating revenue of the Company; in the meantime, its net profit was comparable to that of the same period of last year. In 2019, the Company achieved a passenger delivery volume of 85,130,500 people, representing a year- on-year decline of 4.72%, while its freight delivery volume amounted to 16,240,500 tonnes, representing a year-on-year increase of 3.39%. Additionally, the Group achieved operating revenue of RMB21.178 billion, representing a year-on-year growth of 6.81%; consolidated profits attributable to shareholders amounted to RMB748 million, representing a year-on-year decline of 4.54%; and its basic earnings per share amounted to RMB0.11. Throughout 2019, the Board duly performed its duties under the Articles. With their meticulous and conscientious efforts, all Directors strived to enhance the Company’s corporate governance and regulate its operations management. During the year, the Company convened 2 general meetings, 5 Board meetings and 7 Audit Committee meetings, at which the Company made sound decisions in relation to important matters of the Company, such as the Company’s profit distribution, financial budget, production and operation, connected transactions, establishment of systems, changes in accounting policies, changes of Directors and Supervisors, and appointments of senior management so as to enhance the Company’s continuous development. The Company has always strived to enhance its enterprise value, where it persists in ensuring a long- term and stable cash dividend distribution policy, and safeguarding an ongoing favorable return to its shareholders. The Board recommended the payment of final cash dividends of RMB0.06 per share for 2019, representing 54.55% of the basic earnings per share for the year. The aforementioned proposal shall be subject to the consideration and approval of the shareholders at the Company’s 2019 Annual General Meeting.022 023 Given such positive macro-economic conditions and industrial developments, coupled with the sound leadership of the Board and the joint efforts of its employees, the Company managed its operations with a close adherence to its business objectives, and at the same time focused on “building up China’s strength in transportation with railway as the priority ” and deepened its vision of “strengthening the foundation, improving quality and efficiency ”. It also thoroughly implemented activities and campaigns to boost the capacity of its freight transportation and the quality of its passenger transportation services, for example its organization and launch of the “Three Safeguards and Three Increases ” initiative. The Company also actively adopted measures such as “replenishing customers with goods, expanding railway operations, and increasing inter-city EMU trains ” to cushion the impact caused by the diversion effect from the high- speed railway network and the introduction of the now-withdrawn extradition bill in Hong Kong. Each of the duties and goals as set by the Board at the beginning of the year has been effectively accomplished. During the reporting period, the Company’s transportation safety remained stable as a whole, bringing steady improvements to the operating revenue of the Company; in the meantime, its net profit was comparable to that of the same period of last year. In 2019, the Company achieved a passenger delivery volume of 85,130,500 people, representing a year- on-year decline of 4.72%, while its freight delivery volume amounted to 16,240,500 tonnes, representing a year-on-year increase of 3.39%. Additionally, the Group achieved operating revenue of RMB21.178 billion, representing a year-on-year growth of 6.81%; consolidated profits attributable to shareholders amounted to RMB748 million, representing a year-on-year decline of 4.54%; and its basic earnings per share amounted to RMB0.11. Throughout 2019, the Board duly performed its duties under the Articles. With their meticulous and conscientious efforts, all Directors strived to enhance the Company’s corporate governance and regulate its operations management. During the year, the Company convened 2 general meetings, 5 Board meetings and 7 Audit Committee meetings, at which the Company made sound decisions in relation to important matters of the Company, such as the Company’s profit distribution, financial budget, production and operation, connected transactions, establishment of systems, changes in accounting policies, changes of Directors and Supervisors, and appointments of senior management so as to enhance the Company’s continuous development. The Company has always strived to enhance its enterprise value, where it persists in ensuring a long- term and stable cash dividend distribution policy, and safeguarding an ongoing favorable return to its shareholders. The Board recommended the payment of final cash dividends of RMB0.06 per share for 2019, representing 54.55% of the basic earnings per share for the year. The aforementioned proposal shall be subject to the consideration and approval of the shareholders at the Company’s 2019 Annual General Meeting.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT (2) Prospects Shareholders are reminded that the Company has made certain forward-looking statements in this annual report in relation to the national and overseas economic landscapes and the railway transportation market, as well as the Company’s work plans for the year of 2020 and the future. These forward-looking statements are subject to the influences of various uncertainties, where the actual outcome may be greatly different from these forward-looking statements of the Company. These statements do not constitute any commitments to the future operating results of the Company. Please be advised to consider the investment risks. 2020 is the year for concluding China’s plans of developing a fairly well-off society and its “Thirteenth Five- Year Plan ”. Facing the complex and ever-changing internal and external environment and the short-term impact of the novel coronavirus (COVID-19) outbreak, China’s economy faces great downward pressure. Although the economic growth may experience a further slow down, we should also pay heed to the fact that national development is still in a crucial period of strategic opportunities, where the long- term promising outlook of the Chinese economy has not changed. Through deepening supply-side structural reform, taking forward the economic reform and liberation, as well as expediating the optimization and upgrades in its economic structures, China can still realize sustainable and healthy growth in its economy amid these difficulties. With respect to industry developments, despite the fact that the sudden outbreak of the novel coronavirus (COVID-19) has hampered the railway transportation quite substantially in the short run, with the steady developments of the macro-economy and the flourishing growth of national high-speed and inter-city railway networks, national railway passenger and freight transportation market demands are expected to remain steady in 2020. In 2020, against the backdrop of the abovementioned operating environment, the Company will raise high the banner of President Xi Jingping’s Great Thought on Socialism with Chinese Characteristics for a New Era, meanwhile thoroughly achieve the national and industry authorities’ plans on railway works to deeply practice its very initial vision of “building up China’s strength in transportation with railway as the priority ”. While insisting on giving its best efforts firstly on the prevention and control of the COVID-19 pandemic and the assurance of manufacturing and work safety, the Company will also adhere to a market-oriented approach with its focus being on economic efficiency. On the one hand, the Company will strive to adapt to the new normal of economic developments and the new mechanism for industry management; on the other hand, it will also proactively deepen the supply-side structural reform of railway transportation in response to a series of major national strategies, such as “The Belt and Road Initiative”, the development plan for the Guangdong-Hong Kong-Macao Greater Bay Area, and the building of a pioneering demonstration zone in Shenzhen. Additionally, the Company will also strengthen its costs and expenses control, and continue to boost its transportation service quality and operation management, coordinate and manage its work in the areas of safety, transportation, operation, construction and stability, in order to make greater contributions to the success of comprehensively establishing a well-off community and the conclusion of China’s “Thirteenth Five-Year Plan ”. I, together with the members of the Board, believe that in the forthcoming year, the Company is going to attain new achievements in different aspects and create new value for our shareholders. Together, we will make new contributions to the development of the society with the strong support of all shareholders and various sectors in the public, along with the joint efforts of the Board, Supervisory Committee, management and staff. By Order of the Board Wu Yong Chairman of the Board Shenzhen, China 30 March 2020GUANGSHEN RAILWAY 2019 ANNUAL REPORT (2) Prospects Shareholders are reminded that the Company has made certain forward-looking statements in this annual report in relation to the national and overseas economic landscapes and the railway transportation market, as well as the Company’s work plans for the year of 2020 and the future. These forward-looking statements are subject to the influences of various uncertainties, where the actual outcome may be greatly different from these forward-looking statements of the Company. These statements do not constitute any commitments to the future operating results of the Company. Please be advised to consider the investment risks. 2020 is the year for concluding China’s plans of developing a fairly well-off society and its “Thirteenth Five- Year Plan ”. Facing the complex and ever-changing internal and external environment and the short-term impact of the novel coronavirus (COVID-19) outbreak, China’s economy faces great downward pressure. Although the economic growth may experience a further slow down, we should also pay heed to the fact that national development is still in a crucial period of strategic opportunities, where the long- term promising outlook of the Chinese economy has not changed. Through deepening supply-side structural reform, taking forward the economic reform and liberation, as well as expediating the optimization and upgrades in its economic structures, China can still realize sustainable and healthy growth in its economy amid these difficulties. With respect to industry developments, despite the fact that the sudden outbreak of the novel coronavirus (COVID-19) has hampered the railway transportation quite substantially in the short run, with the steady developments of the macro-economy and the flourishing growth of national high-speed and inter-city railway networks, national railway passenger and freight transportation market demands are expected to remain steady in 2020. In 2020, against the backdrop of the abovementioned operating environment, the Company will raise high the banner of President Xi Jingping’s Great Thought on Socialism with Chinese Characteristics for a New Era, meanwhile thoroughly achieve the national and industry authorities’ plans on railway works to deeply practice its very initial vision of “building up China’s strength in transportation with railway as the priority ”. While insisting on giving its best efforts firstly on the prevention and control of the COVID-19 pandemic and the assurance of manufacturing and work safety, the Company will also adhere to a market-oriented approach with its focus being on economic efficiency. On the one hand, the Company will strive to adapt to the new normal of economic developments and the new mechanism for industry management; on the other hand, it will also proactively deepen the supply-side structural reform of railway transportation in response to a series of major national strategies, such as “The Belt and Road Initiative”, the development plan for the Guangdong-Hong Kong-Macao Greater Bay Area, and the building of a pioneering demonstration zone in Shenzhen. Additionally, the Company will also strengthen its costs and expenses control, and continue to boost its transportation service quality and operation management, coordinate and manage its work in the areas of safety, transportation, operation, construction and stability, in order to make greater contributions to the success of comprehensively establishing a well-off community and the conclusion of China’s “Thirteenth Five-Year Plan ”. I, together with the members of the Board, believe that in the forthcoming year, the Company is going to attain new achievements in different aspects and create new value for our shareholders. Together, we will make new contributions to the development of the society with the strong support of all shareholders and various sectors in the public, along with the joint efforts of the Board, Supervisory Committee, management and staff. By Order of the Board Wu Yong Chairman of the Board Shenzhen, China 30 March 2020

024
—
025

II. DISCUSSION AND ANALYSIS OF THE PRINCIPAL OPERATION OF THE COMPANY DURING THE REPORTING PERIOD

In 2019, the operating revenue of the Company was RMB21,178 million, representing an increase of 6.81% as compared to RMB19,828 million for the same period of last year. Of the Company's operating revenue, revenue from passenger transportation, freight transportation, railway network usage and other transportation-related services, and other businesses were RMB8,010 million, RMB2,113 million, RMB9,903 million and RMB1,153 million respectively, accounting for 37.82%, 9.98%, 46.76% and 5.44% of the total revenue respectively. Profit from operations amounted to RMB1,073 million, representing a year-on-year increase of 1.00% as compared to RMB1,062 million in the previous year; consolidated profit attributable to shareholders was RMB748 million, representing a year-on-year decrease of 4.54% as compared to the RMB784 million in the previous year.

(1) Analysis of principal operations

1. An analysis of changes in items of the income statement and the cash flow statement

(Unit: RMB thousand)

Item	Current period	Same period last year	Change (%)
Operating revenue	21,178,351	19,828,018	6.81
Operating expenses	20,076,414	18,658,213	7.60
Other losses — net	29,096	108,613	(73.21)
Finance costs — net	56,710	630	8,901.59
Income tax expenses	261,128	289,766	(9.88)
Net cash flows from operating activities	2,395,245	3,261,402	(26.56)
Net cash flows from investing activities	(2,087,032)	(2,113,132)	(1.24)
Net cash flows from financing activities	(484,632)	(570,032)	(14.98)

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

2. Analysis of revenue and costs

(i) Passenger transportation

Passenger transportation, which is the most important transportation business segment of the Company, includes the transportation businesses of Guangzhou-Shenzhen inter-city trains (including Guangzhou East to Chaozhou-Shantou cross-network EMU trains), long-distance trains and Hong Kong Through Trains. As of 31 December 2019, the Company operates 246.5 pairs of passenger trains on a daily basis, which consists of 105 pairs of Guangzhou-Shenzhen inter-city trains (comprising 92 pairs of inter-city trains from Guangzhou East to Shenzhen, 12 pairs of Guangzhou East to Chaozhou-Shantou cross-network EMU trains, and 1 pair of Shenzhen to Huaiji cross-network EMU trains); 10 pairs of through trains (comprising 9 pairs of Canton-Kowloon Through Trains, and 1 pair of Beijing/Shanghai-Kowloon Through Trains); and 131.5 pairs of long-distance trains (comprising 10.5 pairs of Guangzhou-Foshan-Zhaoqing inter-city trains, and 7 pairs of Guangzhou East to Guilin North, Nanning East, Guiyang North and Xiamen cross-network EMU trains). The table below sets forth the revenue from passenger transportation and passenger delivery volume for this period in comparison with those from the same period last year:

	2019	2018	Year-on-year increase/ decrease (%)
Revenue from passenger transportation (RMB ten thousand)	800,959	810,838	(1.22)
— Guangzhou-Shenzhen inter-city trains	310,199	287,734	7.81
— Through trains	26,117	49,759	(47.51)
— Long-distance trains	411,184	415,807	(1.11)
— Other revenue from passenger transportation	53,459	57,538	(7.09)
Passenger delivery volume (Persons)	85,130,541	89,348,416	(4.72)
— Guangzhou-Shenzhen inter-city trains	40,031,110	40,297,195	(0.66)
— Through trains	1,858,093	3,596,888	(48.34)
— Long-distance trains	43,241,338	45,454,333	(4.87)
Total passenger — kilometers ('00 million passenger-kilometers)	240.58	254.97	(5.64)

- **The decreases in revenue from passenger transportation and passenger delivery volume were mainly due to the following:** During the reporting period, the Company actively organized the addition of cross-network EMU trains and long-distance trains in several cities (such as the cross-network EMU trains from Guangzhou East to Chaozhou-Shantou and from Shenzhen to Huaiji, and the long-distance trains from Guangzhou East to Shantou, Guangzhou East to Heyuan, and Shenzhen to Heyuan). However, with the diversion effect from the commencement of the Hong Kong section of the Guangzhou-Shenzhen-Hong Kong Express Rail Link and the optimization of the national high-speed and inter-city railway network, coupled with the impact caused by the introduction of the now-withdrawn extradition bill in Hong Kong in the second half of 2019, the annual passenger delivery volume of the Company still recorded a decline, and revenue from passenger transportation also decreased accordingly.

026
—
027

(ii) Freight transportation

Freight transportation forms an important part of the Company's transportation business. The table below sets forth the revenue from freight transportation and outbound freight volume for this period as compared with the same period last year:

	2019	2018	Year-on-year increase/ decrease (%)
Revenue from freight transportation (RMB ten thousand)	211,260	184,936	14.23
— Revenue from freight charges	174,091	160,969	8.15
— Other revenue from freight transportation	37,169	23,967	55.08
Outbound freight volume (tonnes)	16,240,502	15,708,483	3.39
Full-distance volume of outbound freight traffic ('00 million tonne-kilometers)	1,499.83	1,344.17	11.58

- **The increases in revenue from freight transportation and outbound freight volume were mainly due to the following:** Along with steady macro-economic developments, the sustained push of the PRC's policy of "Highway Transportation to Railway Transportation（公轉鐵）" and the implementation of the national campaign of improving rail freight transportation capacity, the outbound freight volume of the Company had improved, where the revenue from freight transportation also increased accordingly.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

(iii) Railway network usage and other transportation business

Railway network usage and other transportation services provided by the Company mainly include passenger and freight transportation railway network usage, the provision of railway operation services, locomotive and passenger car leasing, passenger services and luggage transportation. The table below sets forth the revenue from railway network usage and other transportation services for this period in comparison with those of the same period last year:

	2019	2018	Year-on-year increase/ decrease (%)
Revenue from railway network usage and other transportation related services (RMB ten thousand)	990,338	886,564	11.71
(a) Railway network usage services	420,689	385,526	9.12
(b) Other transportation services	569,649	501,038	13.69
— Railway operation services	379,043	329,323	15.10
— Other services	190,606	171,715	11.00

- **The increase in the revenue from railway network usage services was mainly due to the following:** Along with steady macro-economic developments, the sustained push of the PRC's policy of "Highway Transportation to Railway Transportation (公轉鐵)" and the implementation of the national campaign of improving rail freight transportation capacity, the number of goods delivered through railway transportation increased, and the revenue from freight transportation railway network usage services also increased accordingly.

- **The increase in the revenue from other transportation services was mainly due to the following:** During the reporting period, the workload of the Company in several aspects, including the provision of railway operations and passenger services, increased, and the corresponding revenue also increased accordingly.

(iv) Other businesses

The Company's other businesses mainly include train repairs, on-board catering services, leasing, sales of materials and supplies, sales of goods and other businesses that are related to railway transportation. In 2019, revenue from other businesses was RMB1,153 million, representing an increase of 14.75% as compared to RMB1,005 million for the same period last year.

028
—
029

(v) Analysis of costs

(Unit: RMB thousand)

By Industry	Item	2019	2018	Year-on-year increase/ decrease (%)
Railway business	Business tax and surcharges	55,127	16,242	239.41
	Employee benefits	7,507,439	6,912,390	8.61
	Equipment leases and services	5,715,665	5,370,634	6.42
	Lease of land use right	—	58,490	(100.00)
	Materials and supplies	1,416,128	1,342,344	5.50
	Repairs and facilities maintenance costs (materials and supplies excluded)	1,073,731	917,898	16.98
	Depreciation of right-of-use assets	53,992	—	100.00
	Depreciation of fixed assets	1,612,683	1,581,685	1.96
	Cargo logistics and outsourcing service fees	220,113	171,390	28.43
	Amortization of leasehold land payment	—	44,450	(100.00)
	Utility and office expenses	137,117	98,820	38.75
	Other	1,150,190	1,095,845	4.96
	Subtotal	18,942,185	17,610,188	7.56
Other business	Employee benefits	571,504	534,025	7.02
	Materials and supplies	320,748	315,983	1.51
	Depreciation of right-of-use assets	11,332	—	100.00
	Depreciation of fixed assets	24,615	28,058	(12.27)
	Amortization of leasehold land payment	—	11,332	(100.00)
	Utility and office expenses	82,550	53,759	53.56
	Other	123,480	104,868	17.75
	Subtotal	1,134,229	1,048,025	8.23
Total		20,076,414	18,658,213	7.60

- **The increase in the costs of the railway business was mainly due to the following:** (a) increases in wages and welfare expenses due to industry-wide wage adjustments; (b) additions or extensions of cross-network EMU trains (such as from Guangzhou East to Chaozhou-Shantou, and from Shenzhen to Huaiji), additions of long-distance trains in several cities (such as from Guangzhou East to Shantou, from Guangzhou East to Heyuan, and from Shenzhen to Heyuan), and the increase in outbound freight volume, which accordingly led to an increase in the costs of equipment rental and service fees; (c) the addition of cross-network EMU trains and long-distance trains, and the increase in workload of railway operations and passenger services provided by the Company, which accordingly increased consumption of materials and utilities, as well as passenger service fees and other costs; (d) the implementation of designated rectification projects for the purpose of expediting the achievement of goals for rail lines which provide railway operation services, which accordingly led to an increase in the maintenance costs of rail lines.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

(vi) Major sales customers and suppliers

During the reporting period, the sales from the top five customers of the Company amounted to RMB 4,279.81 million, accounting for 20.21% of the total annual sales; of which the sales from related parties amounted to RMB4,279.81 million, accounting for 20.21% of the total annual sales.

During the reporting period, the purchases from the top five suppliers of the Company amounted to RMB2,158.15 million, accounting for 21.39% of total annual procurement; of which purchases from related parties amounted to RMB1,554.22 million, accounting for 15.41% of the total annual procurement.

3. Expenses

(Unit: RMB thousand)

Item	2019	2018	Year-on-year increase/ decrease (%)	Major reason for the change
Other losses — net	29,096	108,613	(73.21)	The decrease in expenses from the reform of "Three Supplies and One Property (三供一業)".
Finance costs — net	56,710	630	8,901.59	The recognition of the provision of interest expenses of lease liabilities as a result of the implementation of the new lease standard.
Income tax expenses	261,128	289,766	(9.88)	The decrease in the total profit before tax.

4. Cash flow

(Unit: RMB thousand)

	2019	2018	Year-on-year increase/ decrease (%)	Major reason for the change
Net cash flows from operating activities	2,395,245	3,261,402	(26.56)	The decrease in the railway operation service fees received, and the increase in costs such as labor costs and tax payments.
Net cash flows from investment activities	(2,087,032)	(2,113,132)	(1.24)	—
Net cash flows from financing activities	(484,632)	(570,032)	(14.98)	The decrease in the declared payment of final cash dividends for 2018 during the reporting period.

030
—
031

(2) Analysis of assets and liabilities

(Unit: RMB thousand)

Item	Amount at the end of current period	Amount at the end of previous period	Changes in amount from the end of previous period to the end of current period (%)	Major reason for the change
Fixed assets	23,566,081	24,184,248	(2.56)	The provision of depreciation for the newly added, purchased and constructed fixed assets.
Right-of-use assets	3,037,618	—	100.00	The Company recognized lease liabilities and right-of-use assets based on the carrying amount of the outstanding lease payment under land operating commitment as a result of the implementation of the new lease standard.
Construction-in-progress	2,378,974	1,828,372	30.11	The increase in the expenses of construction-in-progress investments.
Leasehold land payment	—	1,924,496	(100.00)	The Company recognized lease liabilities and right-of-use assets based on the carrying amount of the outstanding lease payment under land operating commitment as a result of the implementation of the new lease standard.
Trade receivables	4,502,084	3,861,617	16.59	The increase in receivables from the provision of railway operation service.
Cash and cash equivalents	1,562,334	1,738,753	(10.15)	The decrease in deposits held in banks.
Lease liabilities	1,117,936	—	100.00	The Company recognized lease liabilities and right-of-use assets based on the carrying amount of the outstanding lease payment under land operating commitment as a result of the implementation of the new lease standard.
Contract liabilities	458,820	203,631	125.32	The increase in advance payments from passenger and freight transportation.
Payables from fixed assets and construction-in-progress	1,802,592	2,441,647	(26.17)	The decrease in payables for constructions and equipment.
Accruals and other payables	2,355,560	2,076,798	13.42	The compensation received in advance in relation to the resumption of land use rights over Guangzhou East Shipai Old Goods Yard.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

(3) Analysis of investment positions

1. General analysis on investments in external equity interests

During the reporting period, the Company did not invest in securities such as stocks, warrants or convertible bonds, and did not hold or deal in equity interests in other listed companies and non-listed financial enterprises. Details of investments in the external equity interests of the Company at the end of the reporting period are set out in Notes 10, 11 and 15 to the financial statements.

(i) Significant investments in equity interests

During the reporting period, the Company had no significant investments in equity interests.

(ii) Significant non-equity investments

During the reporting period, the significant non-equity investment projects of the Company mainly included:

(Unit: RMB ten thousand)

Project name	Project amount	Progress of project	Invested amount during this year	Actual amount invested in aggregate
Purchases of CRH6A EMU trains (6 pairs)	77,328	100%	54,130	77,328
Improvements of automatic blocking and computer inter-locking equipment of the section from Guangzhou to Pingshi of Beijing-Guangzhou railway	72,651	68%	12,189	49,361
Improvements of system adaptability of the traction power supply system of the section from Pingshi to Guangzhou of Beijing-Guangzhou railway	58,499	67%	5,549	39,439
Expansion project of the Guangzhou North vehicle section	37,600	74%	11,175	27,837
Reconstruction of the section from Guangzhou East to Xintang of Guangshen line III and IV	36,383	100%	1,673	28,518
Construction of public rental houses for staff in Shipai of Guangzhou area	35,000	54%	2,102	18,738

032 033 (iii) Financial assets at fair value Details of financial assets at fair value which were held by the Company during the reporting period are set out in Note 15 to the financial statements. (4) Disposal of major assets and equity interests During the reporting period, there was no disposal of major assets and equity interests by the Company. (5) Analysis on major subsidiaries and investee companies During the reporting period, the Company did not have net profit from a single subsidiary or investment income from a single investee company with an amount exceeding 10% of the Company’s net profit. III. DISCUSSION AND ANALYSIS ON THE FUTURE DEVELOPMENT OF THE COMPANY (1) Industry landscape and trend Industry development trend: Being the aorta of the nation’s economy, a key infrastructure, a significant project for people’s livelihood, the backbone of integrated transportation system and one of the main means of transportation, the railway is of crucial importance for the nation’s economic and social development. Since the State Council of the PRC approved the implementation of Medium to Long Term Plan for Railway Network Development in 2004, railways in China have experienced exponential development. On the whole, the tight capacity of the Chinese railways has now been alleviated, the bottleneck restriction has been eliminated, and economic and social development needs have been met. However, when benchmarking with the requirements for a new normal of economic developments, other transportation forms and the advanced levels of developed countries, China’s railway still faces deficiencies such as incomplete layout, low operational efficiency and rather severe structural conflicts. To expedite the construction of a contemporary railway network with reasonable layout and wide coverage along with high efficiency, convenience, safety and economic efficiencies, the Medium to Long Term Plan for Railway Network Development (2016-2025) had been jointly modified by the National Development and Reform Commission, Ministry of Transport and CRC in July 2016, highlighting a more ambitious “Eight East- West Lines and Eight South-North Lines ” high-speed railway network for the new era. As such, it is expected that the railway transportation industry will continue to develop rapidly in the long-run, and both railway passenger and freight transportation capacity and the competitive edge of the railway will continue to grow at a steady pace.032 033 (iii) Financial assets at fair value Details of financial assets at fair value which were held by the Company during the reporting period are set out in Note 15 to the financial statements. (4) Disposal of major assets and equity interests During the reporting period, there was no disposal of major assets and equity interests by the Company. (5) Analysis on major subsidiaries and investee companies During the reporting period, the Company did not have net profit from a single subsidiary or investment income from a single investee company with an amount exceeding 10% of the Company’s net profit. III. DISCUSSION AND ANALYSIS ON THE FUTURE DEVELOPMENT OF THE COMPANY (1) Industry landscape and trend Industry development trend: Being the aorta of the nation’s economy, a key infrastructure, a significant project for people’s livelihood, the backbone of integrated transportation system and one of the main means of transportation, the railway is of crucial importance for the nation’s economic and social development. Since the State Council of the PRC approved the implementation of Medium to Long Term Plan for Railway Network Development in 2004, railways in China have experienced exponential development. On the whole, the tight capacity of the Chinese railways has now been alleviated, the bottleneck restriction has been eliminated, and economic and social development needs have been met. However, when benchmarking with the requirements for a new normal of economic developments, other transportation forms and the advanced levels of developed countries, China’s railway still faces deficiencies such as incomplete layout, low operational efficiency and rather severe structural conflicts. To expedite the construction of a contemporary railway network with reasonable layout and wide coverage along with high efficiency, convenience, safety and economic efficiencies, the Medium to Long Term Plan for Railway Network Development (2016-2025) had been jointly modified by the National Development and Reform Commission, Ministry of Transport and CRC in July 2016, highlighting a more ambitious “Eight East- West Lines and Eight South-North Lines ” high-speed railway network for the new era. As such, it is expected that the railway transportation industry will continue to develop rapidly in the long-run, and both railway passenger and freight transportation capacity and the competitive edge of the railway will continue to grow at a steady pace.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT Industry competition scenario: The national railway is highly concentrated with a unified transportation management system. Competition within the industry mainly arises as a result of external factors, such as by other transportation industries (including highways, aviation and water transportation), and this is expected to continue to exist in the long run. However, with the gradual deepening of market-oriented railway reforms (including reforms in the investment and financing system, transportation management system, and pricing mechanism), entry barriers to the railway industry will gradually be relaxed, and investment entities in the railway industry will become more diversified. Following the completion of construction and the commencement of operation of the State’s high-speed railway network with “Four East-West Lines and Four South-North Lines ” and numerous inter-city railways, the competition structure of the railway transportation industry is expected to experience substantial changes; not only will competition with other industries (such as highways, aviation and water transportation) intensify, competition within the railway industry will also gradually increase. (2) Development strategies of the Company Under the sound leadership and scientific decision-making of the Board, the Company will capitalize on the historic opportunities presented by large-scale railway constructions, while proactively adapt to the policy direction of the railway system reform, in order to establish a steadfast foothold in the Guangdong- Hong Kong-Macao Greater Bay Area, and to optimize and enhance its business portfolio centered on railway passenger and freight transportation which are complemented by the railway-related businesses. Striving to become a first-class railway transportation services enterprise in the PRC and achieve its development objective of “scaling up and consolidating its strengths ”, the Company will also focus on improving its quality of service and continuously advancing its innovations in management, services and technologies. (3) Operating plans At the fifteenth meeting of the eighth session of the Board of the Company held on 30 March 2020, the Board considered and approved the financial budget for the year of 2020. The Company plans to achieve a passenger delivery volume of 83.30 million people (excluding commissioned transportation) and outbound freight volume of 16.97 million tonnes. To achieve these objectives, the Company will focus on the following tasks: 1. Production safety: Consistently adopting the approach of “safety first, prevention-led, integrated governance ”, while taking the opportunity to deepen the construction of safety and quality standards, strengthen thematic education on safe development, improve the safety production accountability system and emergency rescue system, optimize professional safety management and dual prevention mechanisms, and promote improvements in security governance capabilities.GUANGSHEN RAILWAY 2019 ANNUAL REPORT Industry competition scenario: The national railway is highly concentrated with a unified transportation management system. Competition within the industry mainly arises as a result of external factors, such as by other transportation industries (including highways, aviation and water transportation), and this is expected to continue to exist in the long run. However, with the gradual deepening of market-oriented railway reforms (including reforms in the investment and financing system, transportation management system, and pricing mechanism), entry barriers to the railway industry will gradually be relaxed, and investment entities in the railway industry will become more diversified. Following the completion of construction and the commencement of operation of the State’s high-speed railway network with “Four East-West Lines and Four South-North Lines ” and numerous inter-city railways, the competition structure of the railway transportation industry is expected to experience substantial changes; not only will competition with other industries (such as highways, aviation and water transportation) intensify, competition within the railway industry will also gradually increase. (2) Development strategies of the Company Under the sound leadership and scientific decision-making of the Board, the Company will capitalize on the historic opportunities presented by large-scale railway constructions, while proactively adapt to the policy direction of the railway system reform, in order to establish a steadfast foothold in the Guangdong- Hong Kong-Macao Greater Bay Area, and to optimize and enhance its business portfolio centered on railway passenger and freight transportation which are complemented by the railway-related businesses. Striving to become a first-class railway transportation services enterprise in the PRC and achieve its development objective of “scaling up and consolidating its strengths ”, the Company will also focus on improving its quality of service and continuously advancing its innovations in management, services and technologies. (3) Operating plans At the fifteenth meeting of the eighth session of the Board of the Company held on 30 March 2020, the Board considered and approved the financial budget for the year of 2020. The Company plans to achieve a passenger delivery volume of 83.30 million people (excluding commissioned transportation) and outbound freight volume of 16.97 million tonnes. To achieve these objectives, the Company will focus on the following tasks: 1. Production safety: Consistently adopting the approach of “safety first, prevention-led, integrated governance ”, while taking the opportunity to deepen the construction of safety and quality standards, strengthen thematic education on safe development, improve the safety production accountability system and emergency rescue system, optimize professional safety management and dual prevention mechanisms, and promote improvements in security governance capabilities.

034 035 2. Passenger transportation: Firstly, strictly adhering to the centralized deployment and requirements of the national and industry authorities to implement a series of measures for the prevention and control of the novel coronavirus (COVID-19) outbreak in order to resolutely perform effective work in the prevention and control of the outbreak; secondly, on the basis of the foregoing, ensuring timely adjustment of transportation organization in response to the developments in the outbreak and changes in passenger flow, and gradually resuming normal operations of trains in order to strive for improvements in passenger volume and revenue; thirdly, strengthening the consolidated studies of railway passenger transportation markets, proactively applying to the industry authorities for the additions of long-distance trains travelling from all terminals under the Company’s management to regions that are not yet covered by the current high-speed railway routes; fourthly, further improving the service environment of passenger transportation and customers’ service experience, by enhancing the quality and efficiency of passenger transportation. 3. Freight transportation: Firstly, continuing to implement the supply-side reform of railway services, optimizing the pricing and marketing mechanisms of freight transportation, vigorously expanding project markets such as those related to major customers, “Highway Transportation to Railway Transportation ”, water-rail inter-modal freight transportation and containers, optimizing the mechanism of differentiated products and expanding product coverage; secondly, expediting construction projects of logistics bases and freight yards, striving to expand the modern logistics markets. 4. Operational management: Firstly, strengthening the comprehensive budget management, performance appraisal as well as the management and control of the operational risks in order to devote efforts to improve the operation and management performance of the Company; secondly, facilitating the in-depth implementation of cutting costs and expenses, and strictly controlling the costs, expenses and expenditures in order to slash costs and boost efficiency; thirdly, deepening the operation and development of assets, and intensifying efforts on the comprehensive developments of land, striving for revitalizing the Company’s land resources, and improving the return on the Company’s assets.034 035 2. Passenger transportation: Firstly, strictly adhering to the centralized deployment and requirements of the national and industry authorities to implement a series of measures for the prevention and control of the novel coronavirus (COVID-19) outbreak in order to resolutely perform effective work in the prevention and control of the outbreak; secondly, on the basis of the foregoing, ensuring timely adjustment of transportation organization in response to the developments in the outbreak and changes in passenger flow, and gradually resuming normal operations of trains in order to strive for improvements in passenger volume and revenue; thirdly, strengthening the consolidated studies of railway passenger transportation markets, proactively applying to the industry authorities for the additions of long-distance trains travelling from all terminals under the Company’s management to regions that are not yet covered by the current high-speed railway routes; fourthly, further improving the service environment of passenger transportation and customers’ service experience, by enhancing the quality and efficiency of passenger transportation. 3. Freight transportation: Firstly, continuing to implement the supply-side reform of railway services, optimizing the pricing and marketing mechanisms of freight transportation, vigorously expanding project markets such as those related to major customers, “Highway Transportation to Railway Transportation ”, water-rail inter-modal freight transportation and containers, optimizing the mechanism of differentiated products and expanding product coverage; secondly, expediting construction projects of logistics bases and freight yards, striving to expand the modern logistics markets. 4. Operational management: Firstly, strengthening the comprehensive budget management, performance appraisal as well as the management and control of the operational risks in order to devote efforts to improve the operation and management performance of the Company; secondly, facilitating the in-depth implementation of cutting costs and expenses, and strictly controlling the costs, expenses and expenditures in order to slash costs and boost efficiency; thirdly, deepening the operation and development of assets, and intensifying efforts on the comprehensive developments of land, striving for revitalizing the Company’s land resources, and improving the return on the Company’s assets.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

(4) Potential risks

Type of risk	Description of risk	Addressing measures
Macro-economic risk	The railway transportation industry is highly related to the macro-economic development conditions and is greatly affected by the macro-economic atmosphere. If the macro-economic outlook declines in the future, the Company's operating results and financial condition may be adversely affected.	The Company will pay close attention to the changes in international and domestic macro-economic conditions, strengthen its analysis and research on the contributing factors relating to the railway and transportation industry, adjust its development strategies in a timely manner in response to changes in the market environment, and strive to maintain the stability of the Company's production and operation.
Policy and regulatory risk	The railway transportation industry is greatly affected by policies and regulations. With changes in the domestic and international economic environment, and the reform and development of the railway transportation industry, corresponding adjustments in the related laws, regulations and industrial policies may be required. These changes may give rise to uncertainties to the Company's business development and operating results.	The Company will proactively engage in various seminars on the formulatoin and improvement of industrial polices and regulations development, study the latest changes in policies and regulations, capture the development opportunities brought by the amendments of policies and regulations, and adopt a prudent approach in addressing uncertainties caused by changes in policies and regulations.
Transportation safety risk	Transportation safety is the prerequisite and foundation for the railway transportation industry in maintaining normal operations and a good reputation. Inclement weather, mechanical failures, human errors and other force majeure events may adversely affect the transportation safety of the Company.	The Company will actively participate in regular transportation safety meetings held by competent authorities of the industry to understand the transportation safety condition of the Company, deploy resources in its transportation safety management, establish and optimize safety risk management and control, and intensify the training of safety knowledge and capabilities of its transportation personnel.

036
—
037

Type of risk	Description of risk	Addressing measures
Market competition risk	Other transportation methods (such as aviation, road and water) compete with railway transportation in certain markets. In addition, a range of highspeed railways and inter-city railways have been completed and commenced operation along with the development of the railway transportation industry. Internal competition within the railway transportation industry has also intensified. The Company may be subject to greater competitive pressure in the future, which in turn could impact the operating results of the Company.	The Company will take proactive measures to address market competition. For passenger transportation, the Company will leverage the advantages of "safe, comfortable, convenient, on time (安全、舒適、方便、準點)" railway transportation, improve service facilities and enhance service quality. In respect of freight transportation, the Company is committed to increasing the loading and unloading efficiency and the turnover rate of its freight trains to improve the freight train frequency. In addition, the Company will strengthen its analysis and research on the railway transportation market, and proactively apply to competent authorities of the industry to add new long-distance trains in areas not yet covered by high-speed railways.
Financial risk	The operating activities of the Company are subject to various financial risks, such as foreign exchange risks, interest rate risks, credit risks and liquidity risks.	The Company has established a set of managerial procedures for financial risks with a focus on the uncertainties of the financial market. It is also dedicated to minimizing to the potential adverse impacts on the financial performance of the Company. For more detailed analysis, please refer to Note 3 to the financial statements.

(5) Explanation of COVID-19 outbreak and its impact

In early 2020, the outbreak of the novel coronavirus (COVID-19) ("COVID-19") occurred in China. According to information presently available to the Company and taking into account the following factors: (1) the significant reduction in the passenger volume of the Company in the first quarter of 2020 resulting in a drastic drop in revenue from passenger transportation, which has only recently gradually resumed; (2) the surge in costs incurred by the epidemic prevention measures of the Company; (3) the possible extension of receivables turnover time; and (4) the possible increment in impairment loss of receivables resulting in a higher risk for the incurrence of bad debts, the Company expects that the COVID-19 outbreak will pose adverse impacts on the operations of the Company in the first quarter of 2020.

After many efforts of different parties, the domestic outbreak in China to date has been effectively controlled. The Company is not aware of any specific impacts of COVID-19 outbreak on the operation and financial performance of the Company in the first quarter of 2020. Meanwhile, the extent of the impact of the incident on the annual operation and financial performance of the Company in 2020 will depend on the progress and duration of the epidemic prevention and control, as well as the implementation of national prevention and control measures. The Company will continue to pay close attention to the development of the outbreak, and at the same time proactively combat and evaluate the impact on aspects such as the financial standing and operating results of the Company.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT IV. EXPLANATION OF CONDITIONS AND REASONS NOT DISCLOSED BY THE COMPANY IN ACCORDANCE WITH STANDARDS DUE TO NON- APPLICABLE STANDARDS AND REGULATIONS OR SPECIAL REASONS SUCH AS NATIONAL SECRETS, COMMERCIAL SECRETS Applicable ✓Not applicable V. OTHER DISCLOSURES (1) Liquidity and source of funding During the reporting period, the principal source of funding of the Company was revenue generated from its operating activities. The Company’s capital was mainly used for operating and capital expenses, and the payment of taxes. The Company has sufficient cash flow and believes that it has sufficient working capital, bank loans and other sources of funding to meet its operation and development needs. As of the end of the reporting period, the Company had no borrowings of any form. The Company’s capital commitments and operating commitments as of the end of the reporting period are set out in Note 38 to the financial statements. As of the end of the reporting period, the Company had no charges on any of its assets and had not provided any guarantees, and had no entrusted deposits. The gearing ratio (calculated by the balance of liabilities divided by the balance of total assets as of the end of the period) of the Company was 21.02%. (2) Risk of foreign exchange rate fluctuations and related hedges The Company’s exposure to foreign exchange risks was mainly related to USD and HKD. Apart from payments for imported purchases and dividend paid to foreign investors, which are settled in foreign currencies, other major operational businesses of the Company are all settled in RMB. RMB is not freely convertible into other foreign currencies, and its conversion is subject to the exchange rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities are subject to the risks of foreign exchange rate fluctuations. The Company has not used any financial instruments to hedge its foreign exchange risks. Currently, its foreign currency risks are minimized mainly through monitoring the size of transactions in foreign currencies and foreign currency denominated assets and liabilities. GUANGSHEN RAILWAY 2019 ANNUAL REPORT IV. EXPLANATION OF CONDITIONS AND REASONS NOT DISCLOSED BY THE COMPANY IN ACCORDANCE WITH STANDARDS DUE TO NON- APPLICABLE STANDARDS AND REGULATIONS OR SPECIAL REASONS SUCH AS NATIONAL SECRETS, COMMERCIAL SECRETS Applicable ✓Not applicable V. OTHER DISCLOSURES (1) Liquidity and source of funding During the reporting period, the principal source of funding of the Company was revenue generated from its operating activities. The Company’s capital was mainly used for operating and capital expenses, and the payment of taxes. The Company has sufficient cash flow and believes that it has sufficient working capital, bank loans and other sources of funding to meet its operation and development needs. As of the end of the reporting period, the Company had no borrowings of any form. The Company’s capital commitments and operating commitments as of the end of the reporting period are set out in Note 38 to the financial statements. As of the end of the reporting period, the Company had no charges on any of its assets and had not provided any guarantees, and had no entrusted deposits. The gearing ratio (calculated by the balance of liabilities divided by the balance of total assets as of the end of the period) of the Company was 21.02%. (2) Risk of foreign exchange rate fluctuations and related hedges The Company’s exposure to foreign exchange risks was mainly related to USD and HKD. Apart from payments for imported purchases and dividend paid to foreign investors, which are settled in foreign currencies, other major operational businesses of the Company are all settled in RMB. RMB is not freely convertible into other foreign currencies, and its conversion is subject to the exchange rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities are subject to the risks of foreign exchange rate fluctuations. The Company has not used any financial instruments to hedge its foreign exchange risks. Currently, its foreign currency risks are minimized mainly through monitoring the size of transactions in foreign currencies and foreign currency denominated assets and liabilities.

038 039 (3) Taxation Details of income tax applicable to the Company during the reporting period are set out in Note 33 to the financial statements. (4) Interest capitalized During the reporting period, no interest was capitalized in the fixed assets and construction-in-progress of the Company. (5) Properties and fixed assets During the reporting period, all properties held by the Company were for the purpose of developments, and their percentage ratios (as defined in Rule 14.04(9) of the Listing Rules of SEHK) did not exceed 5%. Movements in the properties and fixed assets held by the Company during the reporting period are set out in Note 6 to the financial statements. (6) Undistributed profit Details of movements in the undistributed profit of the Company during the reporting period are set out in the Consolidated Statement of Changes in Equity. (7) Surplus reserve Details of movements in the surplus reserve of the Company during the reporting period are set out in the Consolidated Statement of Changes in Equity and Note 23 to the financial statements. (8) Subsidiaries Details of the principal subsidiaries of the Company as at the end of the reporting period are set out in Note 10 to the financial statements. (9) Material investments held, material acquisitions and disposals of subsidiaries and associates, and future plans of material investments or acquisition of capital assets Except as disclosed in this annual report, during the reporting period, the Company had no material investments, had not carried out any material acquisition and disposal of subsidiaries and associates, and had no definite plan for material investment or acquisition of capital assets.038 039 (3) Taxation Details of income tax applicable to the Company during the reporting period are set out in Note 33 to the financial statements. (4) Interest capitalized During the reporting period, no interest was capitalized in the fixed assets and construction-in-progress of the Company. (5) Properties and fixed assets During the reporting period, all properties held by the Company were for the purpose of developments, and their percentage ratios (as defined in Rule 14.04(9) of the Listing Rules of SEHK) did not exceed 5%. Movements in the properties and fixed assets held by the Company during the reporting period are set out in Note 6 to the financial statements. (6) Undistributed profit Details of movements in the undistributed profit of the Company during the reporting period are set out in the Consolidated Statement of Changes in Equity. (7) Surplus reserve Details of movements in the surplus reserve of the Company during the reporting period are set out in the Consolidated Statement of Changes in Equity and Note 23 to the financial statements. (8) Subsidiaries Details of the principal subsidiaries of the Company as at the end of the reporting period are set out in Note 10 to the financial statements. (9) Material investments held, material acquisitions and disposals of subsidiaries and associates, and future plans of material investments or acquisition of capital assets Except as disclosed in this annual report, during the reporting period, the Company had no material investments, had not carried out any material acquisition and disposal of subsidiaries and associates, and had no definite plan for material investment or acquisition of capital assets.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT (10) Contingent liabilities At the end of the reporting period, the Company had no contingent liability. (11) Fixed interest rate At the end of the reporting period, the Company had no loan bearing fixed interest rates. (12) Laws and regulations During the reporting period, the Company complied with all relevant laws and regulations that have a significant impact on the Company. (13) Board of Directors of the Company As of the date of publication of this annual report, the Directors of the Company are as follows: Executive Directors: Wu Yong, Hu Lingling, Guo Xiangdong Non-executive Directors: Guo Ji’an, Guo Jiming, Zhang Zhe Independent Non-executive Directors: Chen Song, Jia Jianmin, Wang Yunting (14) Directors of subsidiaries At the end of the reporting period, except for Dongguan Changsheng Enterprise Company Limited and Zengcheng Lihua Stock Company Limited, none of the subsidiaries of the Company had set up their board of directors. The members of the boards of directors of the above subsidiaries are as follows: Name of Company Name of Board Member Dongguan Changsheng Enterprise Luo Jiancheng, Li Yingtang, Chen Longwei, Lin Wensheng, Company Limited Huang Ruibin, Yin Jinwen, Ren Zhuoquan Zengcheng Lihua Stock Company Luo Jiancheng, Zhu Xiaoqiang, Chen Longwei, Lin Wensheng, Limited Huang Jian (15) Persons of significant relationship with the Company During the reporting period, except as disclosed in this annual report, the Company had no other relationship with its employees, customers and suppliers apart from the relationship of employees, customers and suppliers, and no other person had a significant impact on the business of the Company.GUANGSHEN RAILWAY 2019 ANNUAL REPORT (10) Contingent liabilities At the end of the reporting period, the Company had no contingent liability. (11) Fixed interest rate At the end of the reporting period, the Company had no loan bearing fixed interest rates. (12) Laws and regulations During the reporting period, the Company complied with all relevant laws and regulations that have a significant impact on the Company. (13) Board of Directors of the Company As of the date of publication of this annual report, the Directors of the Company are as follows: Executive Directors: Wu Yong, Hu Lingling, Guo Xiangdong Non-executive Directors: Guo Ji’an, Guo Jiming, Zhang Zhe Independent Non-executive Directors: Chen Song, Jia Jianmin, Wang Yunting (14) Directors of subsidiaries At the end of the reporting period, except for Dongguan Changsheng Enterprise Company Limited and Zengcheng Lihua Stock Company Limited, none of the subsidiaries of the Company had set up their board of directors. The members of the boards of directors of the above subsidiaries are as follows: Name of Company Name of Board Member Dongguan Changsheng Enterprise Luo Jiancheng, Li Yingtang, Chen Longwei, Lin Wensheng, Company Limited Huang Ruibin, Yin Jinwen, Ren Zhuoquan Zengcheng Lihua Stock Company Luo Jiancheng, Zhu Xiaoqiang, Chen Longwei, Lin Wensheng, Limited Huang Jian (15) Persons of significant relationship with the Company During the reporting period, except as disclosed in this annual report, the Company had no other relationship with its employees, customers and suppliers apart from the relationship of employees, customers and suppliers, and no other person had a significant impact on the business of the Company.

040 041 (16) Valuation of property interests or tangible assets During the reporting period, the Company did not conduct any valuation on its properties or other tangible assets in accordance with Chapter 5 of the Listing Rules of SEHK. (17) Management contracts During the reporting period, the Company did not enter into any contract containing the following terms: the counterparty of the contract undertakes to be responsible for the management and administration of the whole or any substantial part of any business of the company pursuant to the contract; and the contract is not a service contract entered into with any director or full-time employee of the company. (18) Loans to entities During the reporting period, the Company did not provide any loan to any entity. (19) Permitted compensation provisions At the end of the reporting period, the Company did not have any compensation provision for the benefit of the Directors (including former Directors) of the Company, or any of the affiliated companies.040 041 (16) Valuation of property interests or tangible assets During the reporting period, the Company did not conduct any valuation on its properties or other tangible assets in accordance with Chapter 5 of the Listing Rules of SEHK. (17) Management contracts During the reporting period, the Company did not enter into any contract containing the following terms: the counterparty of the contract undertakes to be responsible for the management and administration of the whole or any substantial part of any business of the company pursuant to the contract; and the contract is not a service contract entered into with any director or full-time employee of the company. (18) Loans to entities During the reporting period, the Company did not provide any loan to any entity. (19) Permitted compensation provisions At the end of the reporting period, the Company did not have any compensation provision for the benefit of the Directors (including former Directors) of the Company, or any of the affiliated companies.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT Chapter 5 Matters of Importance Chairman of the Supervisory Committee I. PLANS FOR PROFIT DISTRIBUTION OF ORDINARY SHARES OR COMMON RESERVE CAPITALIZATION (1) Formulation, implementation and adjustment of cash dividend distribution policy Pursuant to the related requirements of the “Notice on Further Implementing Issues concerning Cash Dividends Distribution of Listed Companies” by CSRC and SSRB, the Company amended provisions related to profit distribution in the Articles in 2012. The amended Articles clearly stipulate the standards, percentages and related decision-making procedures for cash dividend distribution by the Company, and the detailed conditions, decision-making procedures and mechanisms for adjustments to the profit distribution policy by the Company, which will provide systematic guarantee for the due diligence of the Independent Directors, the full expression of the minority shareholders’ requests, and full protection of the legal interests of minority shareholders.GUANGSHEN RAILWAY 2019 ANNUAL REPORT Chapter 5 Matters of Importance Chairman of the Supervisory Committee I. PLANS FOR PROFIT DISTRIBUTION OF ORDINARY SHARES OR COMMON RESERVE CAPITALIZATION (1) Formulation, implementation and adjustment of cash dividend distribution policy Pursuant to the related requirements of the “Notice on Further Implementing Issues concerning Cash Dividends Distribution of Listed Companies” by CSRC and SSRB, the Company amended provisions related to profit distribution in the Articles in 2012. The amended Articles clearly stipulate the standards, percentages and related decision-making procedures for cash dividend distribution by the Company, and the detailed conditions, decision-making procedures and mechanisms for adjustments to the profit distribution policy by the Company, which will provide systematic guarantee for the due diligence of the Independent Directors, the full expression of the minority shareholders’ requests, and full protection of the legal interests of minority shareholders.

042
—
043

The principal requirements of cash dividends under the profit distribution policy of the Company are: where the conditions for cash dividend distribution are met, the Company, principally, shall distribute dividends in cash once a year, with the annual dividend distribution ratio being not less than 30%. Within three consecutive years, the accumulated profits distributed in cash of the Company shall not be less than 30% of the three-year annual average distributable profits. Unless otherwise stipulated by laws or administrative regulations, the amount of interim dividends distributed shall not exceed 50% of the distributable profits as stated in the interim profits statement of the Company. The Company may distribute interim dividends in the form of cash.

Since its listing in 1996, the Company has consistently adhered to a sustained and stable profit distribution policy, emphasized reasonable returns to investors and strived for the sustainable development of the Company. During the reporting period, the Company implemented the profit distribution plan of 2018, pursuant to which the Company distributed a cash dividend of RMB0.60 (tax inclusive) per 10 shares to all shareholders of the Company, totaling RMB425,012,220 on the basis of the total share capital at the end of 2018.

(2) Plans or budgets for dividend distribution of ordinary shares or common reserve capitalization of the Company for the past three years (including the reporting period)

(Unit: RMB thousand)

Year of distribution	Number of bonus shares per 10 shares (share)	Amount of dividends per 10 shares (incl. tax) (RMB)	Number of scrip shares per 10 shares (share)	Amount of cash dividends (incl. tax)	Net profit attributable to the ordinary shareholders of the Company in the consolidated financial statements for the year of distribution	Percentage of net profit attributable to the ordinary shareholders of the Company in the consolidated financial statements (%)
2019	0	0.60	0	425,012	748,439	56.79
2018	0	0.60	0	425,012	784,059	54.21
2017	0	0.80	0	566,683	1,015,361	55.81

Explanation of the profit distribution budget for 2019: The Board recommended the payment of a final cash dividend of RMB0.06 per share (including tax) for 2019 to all shareholders of the Company, based on the total share capital of 7,083,537,000 shares as at 31 December 2019, totaling RMB425,012,220.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT The above budget is subject to the consideration and approval of the shareholders at the Company’s 2019 Annual General Meeting. The Company will complete the profit distribution within two months after the budget has been considered and approved. Holders of A Shares of the Company are reminded to promptly and carefully read the announcement to be published by the Company on the website of SSE (http://www.sse.com.cn) on the distribution of dividends for 2019, which contains details of the distribution of the final cash dividends for 2019. Holders of H Shares of the Company are reminded to promptly and carefully read the Notice of the 2019 Annual General Meeting and the announcement of poll results of the 2019 Annual General Meeting to be published by the Company on the website of SEHK (http://www.hkexnews.hk) on the date of the general meeting which contain details of the distribution of the final cash dividends for 2019. The Company expects to complete the distribution of dividends within two months after the date of consideration and approval at the general meeting. To the best knowledge of the Company, as of the date of publication of this annual report, there are no arrangements for shareholders to waive or agree to waive the proposed distribution of final dividend for 2019.GUANGSHEN RAILWAY 2019 ANNUAL REPORT The above budget is subject to the consideration and approval of the shareholders at the Company’s 2019 Annual General Meeting. The Company will complete the profit distribution within two months after the budget has been considered and approved. Holders of A Shares of the Company are reminded to promptly and carefully read the announcement to be published by the Company on the website of SSE (http://www.sse.com.cn) on the distribution of dividends for 2019, which contains details of the distribution of the final cash dividends for 2019. Holders of H Shares of the Company are reminded to promptly and carefully read the Notice of the 2019 Annual General Meeting and the announcement of poll results of the 2019 Annual General Meeting to be published by the Company on the website of SEHK (http://www.hkexnews.hk) on the date of the general meeting which contain details of the distribution of the final cash dividends for 2019. The Company expects to complete the distribution of dividends within two months after the date of consideration and approval at the general meeting. To the best knowledge of the Company, as of the date of publication of this annual report, there are no arrangements for shareholders to waive or agree to waive the proposed distribution of final dividend for 2019.

044
—
045

II. FULFILLMENT OF COMMITMENTS

(1) Commitments made by related parties, including de facto controllers of the Company, shareholders, related parties, purchasers and the Company during or continued into the reporting period

Background	Type	Party	Contents of the commitment	Date and term of commitment	Execution time limit	Strict compliance
Commitment related to initial public offerings	Resolve industry competition	GRGC	GRGC and any of its subsidiaries will not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-Pingshi section, GRGC and any of its subsidiaries will not compete with the Company either.	—	No	Yes
	Resolve connected transactions	GRGC	GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder of the Company and behaving in a manner that is detrimental to the interests of the Company.	—	No	Yes
Other commitments	Other	GRGC	GRGC leased the occupied land in the Guangzhou-Pingshi section to the Company after acquiring such land by means of authorized operation. The leasing agreement entered into by the Company and GRGC became officially effective on 1 January 2007, pursuant to which the land use right for the Guangzhou-Pingshi Railway line was leased to the Company by GRGC for a term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million.	20 years	Yes	Yes
	Other	GRGC	GRGC has issued a letter of commitment to the Company in October 2007, in relation to the enhancement of the management of undisclosed information.	October 2007	No	Yes

GUANGSHEN RAILWAY 2019 ANNUAL REPORT (2) The Company’s explanation of whether the original profit forecast has been met with respect to the assets or projects and the related reasons for such in the event that any profit forecast exists for the Company’s assets or projects and the reporting period is still within the profit forecast period Achieved Not achieved ✓ Not applicable III. APPROPRIATION OF FUND AND PROGRESS OF DEBT CLEARANCE LISTING IN THE REPORTING PERIOD Applicable ✓ Not applicable IV. EXPLANATION OF ACCOUNTANT’S “NON-STANDARD AUDIT REPORT” BY THE COMPANY Applicable ✓ Not applicable V. THE COMPANY’S ANALYSIS AND EXPLANATION OF THE REASONS FOR AND IMPACT OF CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES OR RECTIFICATION OF SIGNIFICANT ACCOUNTING ERRORS (1) The Company’s analysis and explanation of the reasons for and impact of changes in accounting policies and accounting estimates Details of the changes in the Company’s accounting policies during the reporting period are set out in Note 2.2 to the financial statements. (2) The Company’s analysis and explanation of the reasons for and impact of rectification of significant accounting errors Applicable ✓ Not applicable (3) Communications with predecessor accountant Applicable ✓ Not applicableGUANGSHEN RAILWAY 2019 ANNUAL REPORT (2) The Company’s explanation of whether the original profit forecast has been met with respect to the assets or projects and the related reasons for such in the event that any profit forecast exists for the Company’s assets or projects and the reporting period is still within the profit forecast period Achieved Not achieved ✓ Not applicable III. APPROPRIATION OF FUND AND PROGRESS OF DEBT CLEARANCE LISTING IN THE REPORTING PERIOD Applicable ✓ Not applicable IV. EXPLANATION OF ACCOUNTANT’S “NON-STANDARD AUDIT REPORT” BY THE COMPANY Applicable ✓ Not applicable V. THE COMPANY’S ANALYSIS AND EXPLANATION OF THE REASONS FOR AND IMPACT OF CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES OR RECTIFICATION OF SIGNIFICANT ACCOUNTING ERRORS (1) The Company’s analysis and explanation of the reasons for and impact of changes in accounting policies and accounting estimates Details of the changes in the Company’s accounting policies during the reporting period are set out in Note 2.2 to the financial statements. (2) The Company’s analysis and explanation of the reasons for and impact of rectification of significant accounting errors Applicable ✓ Not applicable (3) Communications with predecessor accountant Applicable ✓ Not applicable

046
—
047

VI. ENGAGEMENT AND DISMISSAL OF ACCOUNTING FIRMS

(Unit: RMB ten thousand)

	Currently engaged	
Name of domestic auditor	PricewaterhouseCoopers Zhong Tian LLP	
Remuneration of domestic auditor		500
Term of engagement of domestic auditor (years)		12
Name of international auditor	PricewaterhouseCoopers	
Remuneration of international auditor		310
Term of engagement of international auditor (years)		17

	Name	Remuneration
Auditor for internal control	PricewaterhouseCoopers Zhong Tian LLP	30
Financial adviser	Deloitte Touche Tohmatsu	19

VII. RISK OF SUSPENSION OF LISTING

☐ Applicable ✓ Not applicable

VIII. INFORMATION AND REASON FOR DELISTING

☐ Applicable ✓ Not applicable

IX. BANKRUPTCY AND RESTRUCTURING

☐ Applicable ✓ Not applicable

X. MATERIAL LITIGATION AND ARBITRATION

☐ The Company had material litigation and arbitration during this year
✓ The Company did not have any material litigation and arbitration during this year

GUANGSHEN RAILWAY 2019 ANNUAL REPORT XI. PENALTIES IMPOSED ON THE COMPANY AND ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, CONTROLLING SHAREHOLDERS, DE FACTO CONTROLLER AND PURCHASER, AND THE RECTIFICATION THEREOF Applicable ✓ Not applicable XII. EXPLANATION OF THE INTEGRITY OF THE COMPANY AND ITS CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER DURING THE REPORTING PERIOD During the reporting period, there were no matters requiring explanation of the integrity of the Company and its controlling shareholders and de facto controller. XIII. THE COMPANY’S SHARE INCENTIVE SCHEME, EMPLOYEE STOCK OWNERSHIP PLAN, OR OTHER EMPLOYEES’ INCENTIVE MEASURES AND THEIR IMPACT Applicable ✓ Not applicable XIV. MATERIAL RELATED PARTY TRANSACTIONS (1) Related party transactions related to daily operations On 1 November 2016, the Company and CRC (including GRGC and its subsidiaries) entered into a comprehensive services framework agreement for the mutual provision of services for a term of three years. The agreement was approved by the independent shareholders at the extraordinary general meeting of the Company on 30 December 2016, and expired on 31 December 2019. On 30 October 2019, the Company and CSRG (including GRGC and its subsidiaries) entered into a comprehensive services framework agreement for a term of three years. The agreement was approved by the independent shareholders at the extraordinary general meeting of the Company on 23 December 2019. The related party transactions related to daily operations entered into by the Company during the reporting period are set out in Note 39(c) to the financial statements. The Company confirms that the following transactions constitute connected transactions (including continuing connected transactions) described under Chapter 14A of the Listing Rules of SEHK, and at the same time constitute related party transactions described under Note 39(c) to the financial statements. With regard to the following transactions, the Company has complied with the rules and requirements of Chapter 14A of the Listing Rules of SEHK.GUANGSHEN RAILWAY 2019 ANNUAL REPORT XI. PENALTIES IMPOSED ON THE COMPANY AND ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, CONTROLLING SHAREHOLDERS, DE FACTO CONTROLLER AND PURCHASER, AND THE RECTIFICATION THEREOF Applicable ✓ Not applicable XII. EXPLANATION OF THE INTEGRITY OF THE COMPANY AND ITS CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER DURING THE REPORTING PERIOD During the reporting period, there were no matters requiring explanation of the integrity of the Company and its controlling shareholders and de facto controller. XIII. THE COMPANY’S SHARE INCENTIVE SCHEME, EMPLOYEE STOCK OWNERSHIP PLAN, OR OTHER EMPLOYEES’ INCENTIVE MEASURES AND THEIR IMPACT Applicable ✓ Not applicable XIV. MATERIAL RELATED PARTY TRANSACTIONS (1) Related party transactions related to daily operations On 1 November 2016, the Company and CRC (including GRGC and its subsidiaries) entered into a comprehensive services framework agreement for the mutual provision of services for a term of three years. The agreement was approved by the independent shareholders at the extraordinary general meeting of the Company on 30 December 2016, and expired on 31 December 2019. On 30 October 2019, the Company and CSRG (including GRGC and its subsidiaries) entered into a comprehensive services framework agreement for a term of three years. The agreement was approved by the independent shareholders at the extraordinary general meeting of the Company on 23 December 2019. The related party transactions related to daily operations entered into by the Company during the reporting period are set out in Note 39(c) to the financial statements. The Company confirms that the following transactions constitute connected transactions (including continuing connected transactions) described under Chapter 14A of the Listing Rules of SEHK, and at the same time constitute related party transactions described under Note 39(c) to the financial statements. With regard to the following transactions, the Company has complied with the rules and requirements of Chapter 14A of the Listing Rules of SEHK.

048
—
049

1. Transactions conducted with GRGC and its subsidiaries

(Unit: RMB thousand)

Parties	Relationship	Type of transaction	Description of transaction	Basis of pricing for the transaction	Amount of transaction
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of services	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	2,060,518
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of services	Railway network settlement services through CSRG	Settled according to the prices determined by CSRG	1,563,191
Subsidiaries of GRGC	Subsidiaries of the largest shareholder	Provision of services	Railway operation services	Based on agreement according to cost plus pricing	812,470
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Sales of goods	Sales of materials and supplies	Based on agreement	45,642
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Services received	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	774,291
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Services received	Railway network settlement services through CSRG	Settled according to the prices determined by CSRG	2,194,467
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Services received	Repair and maintenance services	By consultation according to full cost pricing	441,719
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	Based on agreement	623,433
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Services received	Construction work services	Based on fixed amount approved by national railway works	363,424

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

2. Transactions conducted with CSRG and other railway enterprises

(Unit: RMB thousand)

Parties	Relationship	Type of transaction	Description of transaction	Basis of pricing for the transaction	Amount of transaction
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	69,958
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Railway network settlement services through CSRG	Settled according to the prices determined by CSRG	2,479,015
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Railway operation services	Based on agreement according to cost plus pricing	2,392,333
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Truck maintenance services	Settled according to the prices determined by CSRG	370,990
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Sales of goods	Sales of materials and supplies	Based on agreement	8,330
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Apartment leasing services	By consultation according to full cost pricing	574
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Services received	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	37,408
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Services received	Railway network settlement services through CSRG	Settled according to the prices determined by CSRG	2,107,765
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Services received	Repair and maintenance services	By consultation according to full cost pricing	29,066
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	Based on agreement	23,968
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Services received	Construction work services	Based on fixed amount approved by national railway works	23,636

050
—
051

(2) Related party transactions related to acquisitions or disposals of assets or equity

☐ Applicable ✓ Not applicable

(3) Material related party transactions in relation to joint external investments

☐ Applicable ✓ Not applicable

(4) Related claims and debts

(Unit: RMB ten thousand)

Related Parties	Relationship	Fund provided to related party Opening balance	Addition	Closing balance
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	Wholly-owned subsidiary	908	—	908
Zengcheng Lihua Stock Company Limited	Controlling subsidiary	1,231	—	1,231
Total		2,139	—	2,139
Impact of the related claim and debt on the Company		No significant impact on the operation results and financial position of the Company.		

(5) Contracts entered into with the largest shareholder of the Company and its subsidiaries

Except as disclosed in this annual report, during the reporting period, none of the Company or its subsidiaries have entered into other material contracts with the largest shareholder of the Company or its subsidiaries.

(6) Confirmation of continuing connected transactions by Independent Directors

The Company instituted its internal control procedures to ensure that continuing connected transactions were conducted in compliance with the relevant connected transaction requirements pursuant to the Listing Rules of SEHK. The internal auditors of the Company also reviewed these transactions and ensured the adequacy and effectiveness of the internal control procedures, and provided its findings to the Independent Non-executive Directors. After making appropriate enquiries with the management, the Independent Non-executive Directors of the Company confirmed that the continuing connected transactions entered into by the Company during the reporting period were entered into in the ordinary and usual course of its business and conducted on normal commercial terms, in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole, and did not exceed the caps disclosed in the previous announcements of the Company.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT (7) Confirmation of continuing connected transactions by the auditors of the Company The auditors of the Company have carried out procedures on the connected transactions of the Company for the year ended at the end of the reporting period in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagement Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants, and reported that, with respect to the above connected transactions: (i) nothing has come to the attention of the Company’s auditors that would cause them to believe that the disclosed continuing connected transactions have not been approved by the Board of the Company; (ii) for transactions involving the provision of goods or services by the Company, nothing has come to the attention of the Company’s auditors that would cause them to believe that such transactions were not, in all material respects, in accordance with the pricing policies of the Company; (iii) nothing has come to the attention of the Company’s auditors that would cause them to believe that such transactions were not entered into, in all material respects, in accordance with the terms of the agreements governing such transactions; (iv) with respect to the aggregate amount payable or receivable under each of the continuing connected transactions, nothing has come to the attention of the Company’s auditors that would cause them to believe that the aggregate amounts payable or receivable under such continuing connected transactions has exceeded the maximum aggregate annual caps as disclosed in the previous announcements issued by the Company. XV. MATERIAL CONTRACTS AND THE IMPLEMENTATION THEREOF (1) Trust, contracted businesses and leasing affairs Applicable ✓ Not applicable (2) Guarantees or financial assistance Applicable ✓ Not applicable (3) Entrusted cash asset management carried out by other person(s) Applicable ✓ Not applicableGUANGSHEN RAILWAY 2019 ANNUAL REPORT (7) Confirmation of continuing connected transactions by the auditors of the Company The auditors of the Company have carried out procedures on the connected transactions of the Company for the year ended at the end of the reporting period in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagement Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants, and reported that, with respect to the above connected transactions: (i) nothing has come to the attention of the Company’s auditors that would cause them to believe that the disclosed continuing connected transactions have not been approved by the Board of the Company; (ii) for transactions involving the provision of goods or services by the Company, nothing has come to the attention of the Company’s auditors that would cause them to believe that such transactions were not, in all material respects, in accordance with the pricing policies of the Company; (iii) nothing has come to the attention of the Company’s auditors that would cause them to believe that such transactions were not entered into, in all material respects, in accordance with the terms of the agreements governing such transactions; (iv) with respect to the aggregate amount payable or receivable under each of the continuing connected transactions, nothing has come to the attention of the Company’s auditors that would cause them to believe that the aggregate amounts payable or receivable under such continuing connected transactions has exceeded the maximum aggregate annual caps as disclosed in the previous announcements issued by the Company. XV. MATERIAL CONTRACTS AND THE IMPLEMENTATION THEREOF (1) Trust, contracted businesses and leasing affairs Applicable ✓ Not applicable (2) Guarantees or financial assistance Applicable ✓ Not applicable (3) Entrusted cash asset management carried out by other person(s) Applicable ✓ Not applicable

052 053 (4) Pledges During the reporting period, the largest shareholder of the Company and its de facto controller have not pledged the interests in all or part of the shares of the Company held as support for the Company’s indebtedness, guarantees or other liabilities. (5) Loan agreements and their performance During the reporting period, the Company and its subsidiaries did not enter into any loan agreements or violate any terms of any loan agreements which had a significant impact on its operation. (6) Other material contracts Applicable ✓ Not applicable During the reporting period, except as disclosed in this annual report, the Company did not enter into any other material contracts. XVI. EXPLANATION OF OTHER MATERIAL EVENTS Applicable ✓ Not applicable XVII. ACTIVE FULFILLMENT OF SOCIAL RESPONSIBILITY (1) Poverty alleviation by listed companies Applicable ✓ Not applicable (2) Social responsibility efforts During the reporting period, the Company did not have any significant environmental protection or other significant social safety issues. For details concerning the Company’s fulfillment of its social responsibilities in the areas of transportation safety, environmental protection and social welfare during the reporting period, please refer to the 2019 Social Responsibility Report disclosed on the website of SSE (http://www.sse.com. cn), the HKEXnews website of SEHK (http://www.hkexnews.hk) and the website of the Company (http:// www.gsrc.com).052 053 (4) Pledges During the reporting period, the largest shareholder of the Company and its de facto controller have not pledged the interests in all or part of the shares of the Company held as support for the Company’s indebtedness, guarantees or other liabilities. (5) Loan agreements and their performance During the reporting period, the Company and its subsidiaries did not enter into any loan agreements or violate any terms of any loan agreements which had a significant impact on its operation. (6) Other material contracts Applicable ✓ Not applicable During the reporting period, except as disclosed in this annual report, the Company did not enter into any other material contracts. XVI. EXPLANATION OF OTHER MATERIAL EVENTS Applicable ✓ Not applicable XVII. ACTIVE FULFILLMENT OF SOCIAL RESPONSIBILITY (1) Poverty alleviation by listed companies Applicable ✓ Not applicable (2) Social responsibility efforts During the reporting period, the Company did not have any significant environmental protection or other significant social safety issues. For details concerning the Company’s fulfillment of its social responsibilities in the areas of transportation safety, environmental protection and social welfare during the reporting period, please refer to the 2019 Social Responsibility Report disclosed on the website of SSE (http://www.sse.com. cn), the HKEXnews website of SEHK (http://www.hkexnews.hk) and the website of the Company (http:// www.gsrc.com).

GUANGSHEN RAILWAY 2019 ANNUAL REPORT (3) Explanation of environmental protection efforts 1. Explanation of environmental protection efforts taken by companies and their substantial subsidiaries which are the key discharging units announced by the environmental protection department The Company’s locomotive maintenance depot in Guangzhou is a key waste discharging unit for water environment and the key unit under supervision for soil pollution of Guangzhou for the year of 2019 as announced by the Bureau of Environmental Protection of Guangzhou Municipality, while the Guangzhou vehicles section is a key waste discharging unit for water environment of Shenzhen for the year of 2019 as announced by the Human Settlements and Environment Commission of Shenzhen Municipality. The environmental protection efforts related to the locomotive maintenance depot in Guangzhou have been disclosed in accordance to the related requirements and the specific requirements of the local government authorities. For more details, please visit the website of the Bureau of Environmental Protection of Guangzhou Municipality at http://210.72.1.33:8013/gzydzf2-enterprise/qyhjbgs/list2018?openMsgTaskId=201 904121253358792652&year=2019.GUANGSHEN RAILWAY 2019 ANNUAL REPORT (3) Explanation of environmental protection efforts 1. Explanation of environmental protection efforts taken by companies and their substantial subsidiaries which are the key discharging units announced by the environmental protection department The Company’s locomotive maintenance depot in Guangzhou is a key waste discharging unit for water environment and the key unit under supervision for soil pollution of Guangzhou for the year of 2019 as announced by the Bureau of Environmental Protection of Guangzhou Municipality, while the Guangzhou vehicles section is a key waste discharging unit for water environment of Shenzhen for the year of 2019 as announced by the Human Settlements and Environment Commission of Shenzhen Municipality. The environmental protection efforts related to the locomotive maintenance depot in Guangzhou have been disclosed in accordance to the related requirements and the specific requirements of the local government authorities. For more details, please visit the website of the Bureau of Environmental Protection of Guangzhou Municipality at http://210.72.1.33:8013/gzydzf2-enterprise/qyhjbgs/list2018?openMsgTaskId=201 904121253358792652&year=2019.

054
—
055

The environmental protection efforts related to the locomotive maintenance depot in Guangzhou are as follows:

i. Information related to discharge

Name of the company	Name of major pollutants and characteristic pollutants	Way of discharge	Number of discharge outfall	Distribution of discharge outfall	Intensity of discharge (Mg/L)	The discharge standard in force (Mg/L)	Total amount of discharge (tonnnes/day)	The audited total amount of discharge (tonnes/day)	Excess discharge
Guangzhou vehicles section	PH	Discharge into the municipal water distribution network after the process at wastewater treatment plant	1	The wastewater treatment plant at Sungang passenger and technology station	7.82	6-9	300	500	Nil
	Petroleum-related				0.04	5			
	Synthetic anionic surfactants				0.05	5			
	Ammonia nitrogen				5.62	10			
	COD				3.8	90			
	BOD				2.3	20

GUANGSHEN RAILWAY 2019 ANNUAL REPORT ii. Pollution prevention and control measures and its implementation The Sungang passenger and technology station of the Guangzhou vehicles section is supported by a wastewater treatment plant built in 2008 with a daily wastewater processing capacity of 700 tonnes, where hydrolysis acidification and sequencing batch reactor (SBR) are adopted for wastewater treatment. The entire wastewater treatment system can largely be controlled automatically. Since its establishment, the wastewater treatment processing facility at the Sungang passenger and technology station has been operating normally, with all treated wastewater meeting discharge standards. iii. The evaluation of environmental impacts from construction projects and information related to other administrative permissions for environmental protection The wastewater treatment plant at the Sungang passenger and technology station of the Guangzhou vehicles section holds a pollutant discharge permit of Guangdong Province issued by the Human Settlements and Environment Commission of Shenzhen Municipality, which will expire on 25 September 2022. iv. The contingency plan for environmental emergencies The Sungang passenger and technology station of the Guangzhou vehicles section has developed a detailed and practical contingency plan (wastewater-specific) for environmental emergencies to ensure that any sudden environmental and ecological damages in the wastewater treatment plant are efficiently dealt with and any losses and damages to the community resulting from various environmental emergencies are minimized. v. Automatic environmental supervision The wastewater treatment plant at the Sungang passenger and technology station of the Guangzhou vehicles section is equipped with automatic water quality monitoring equipment for real-time monitoring of water quality in order to ensure all treated wastewater meet discharge standards at all times. In addition, qualified supervisors are engaged to perform regular inspections on water quality. vi. Other environmental information which should be disclosed Applicable ✓ Not applicable 2. Explanation on the environmental protection efforts by the companies other than the key discharging units Applicable ✓ Not applicableGUANGSHEN RAILWAY 2019 ANNUAL REPORT ii. Pollution prevention and control measures and its implementation The Sungang passenger and technology station of the Guangzhou vehicles section is supported by a wastewater treatment plant built in 2008 with a daily wastewater processing capacity of 700 tonnes, where hydrolysis acidification and sequencing batch reactor (SBR) are adopted for wastewater treatment. The entire wastewater treatment system can largely be controlled automatically. Since its establishment, the wastewater treatment processing facility at the Sungang passenger and technology station has been operating normally, with all treated wastewater meeting discharge standards. iii. The evaluation of environmental impacts from construction projects and information related to other administrative permissions for environmental protection The wastewater treatment plant at the Sungang passenger and technology station of the Guangzhou vehicles section holds a pollutant discharge permit of Guangdong Province issued by the Human Settlements and Environment Commission of Shenzhen Municipality, which will expire on 25 September 2022. iv. The contingency plan for environmental emergencies The Sungang passenger and technology station of the Guangzhou vehicles section has developed a detailed and practical contingency plan (wastewater-specific) for environmental emergencies to ensure that any sudden environmental and ecological damages in the wastewater treatment plant are efficiently dealt with and any losses and damages to the community resulting from various environmental emergencies are minimized. v. Automatic environmental supervision The wastewater treatment plant at the Sungang passenger and technology station of the Guangzhou vehicles section is equipped with automatic water quality monitoring equipment for real-time monitoring of water quality in order to ensure all treated wastewater meet discharge standards at all times. In addition, qualified supervisors are engaged to perform regular inspections on water quality. vi. Other environmental information which should be disclosed Applicable ✓ Not applicable 2. Explanation on the environmental protection efforts by the companies other than the key discharging units Applicable ✓ Not applicable

056 057 3. Explanation on the reasons for non-disclosure of environmental protection efforts by the companies other than the key discharging units Applicable ✓ Not applicable 4. Explanation on the follow-up plans or subsequent changes on the disclosure of environmental protection efforts during the reporting period Applicable ✓ Not applicable XVIII. CONVERTIBLE COMPANY BONDS Applicable ✓ Not applicable056 057 3. Explanation on the reasons for non-disclosure of environmental protection efforts by the companies other than the key discharging units Applicable ✓ Not applicable 4. Explanation on the follow-up plans or subsequent changes on the disclosure of environmental protection efforts during the reporting period Applicable ✓ Not applicable XVIII. CONVERTIBLE COMPANY BONDS Applicable ✓ Not applicable

GUANGSHEN RAILWAY 2019 ANNUAL REPORT Chapter 6 Changes in Ordinary Share Capital and Particulars of Shareholders General Manager I. PARTICULARS OF CHANGES TO ORDINARY SHARE CAPITAL (1) Changes in ordinary shares During the reporting period, there was no change in the Company’s total number of ordinary shares or to the structure of its share capital. (2) Changes in shares with selling restrictions Applicable ✓ Not applicableGUANGSHEN RAILWAY 2019 ANNUAL REPORT Chapter 6 Changes in Ordinary Share Capital and Particulars of Shareholders General Manager I. PARTICULARS OF CHANGES TO ORDINARY SHARE CAPITAL (1) Changes in ordinary shares During the reporting period, there was no change in the Company’s total number of ordinary shares or to the structure of its share capital. (2) Changes in shares with selling restrictions Applicable ✓ Not applicable

058 059 II. PARTICULARS OF SECURITIES ISSUED AND LISTINGS (1) Particulars of securities issued up to the reporting period The Company did not issue any securities for the 3 years prior to the end of the reporting period. (2) Changes in the Company’s total number of ordinary shares and shareholding structure and changes in the structure of assets and liabilities of the Company During the reporting period, there was no change in the total number of ordinary shares and shareholding structure and the structure of assets and liabilities of the Company as a result of the issue of bonus shares, the conversion of equity capital, increases in share capital, placing, allotment and issuance of new shares or other reasons. (3) Existing employee shares The Company has not issued shares to any of its employees as of the end of the reporting period. III. PARTICULARS OF SHAREHOLDERS AND DE FACTO CONTROLLER (1) Total number of shareholders Total number of ordinary shareholders as of the end of 220,581 the reporting period Total number of ordinary shareholders as of the end of 222,292 the previous month before the date of disclosure of the annual report 058 059 II. PARTICULARS OF SECURITIES ISSUED AND LISTINGS (1) Particulars of securities issued up to the reporting period The Company did not issue any securities for the 3 years prior to the end of the reporting period. (2) Changes in the Company’s total number of ordinary shares and shareholding structure and changes in the structure of assets and liabilities of the Company During the reporting period, there was no change in the total number of ordinary shares and shareholding structure and the structure of assets and liabilities of the Company as a result of the issue of bonus shares, the conversion of equity capital, increases in share capital, placing, allotment and issuance of new shares or other reasons. (3) Existing employee shares The Company has not issued shares to any of its employees as of the end of the reporting period. III. PARTICULARS OF SHAREHOLDERS AND DE FACTO CONTROLLER (1) Total number of shareholders Total number of ordinary shareholders as of the end of 220,581 the reporting period Total number of ordinary shareholders as of the end of 222,292 the previous month before the date of disclosure of the annual report

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

(2) Shareholdings of the top ten shareholders and top ten holders of tradable shares (or holders of shares without selling restrictions) as of the end of the reporting period

Particulars of the shareholding of the top ten shareholders of the Company						
Name of shareholder (in full)	Number of shares held at the end of the period	Percentage (%)	Number of shares held with selling restrictions	Shares in pledge or frozen Status	Number	Nature of shareholder
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	37.12	–	Nil	–	State-owned legal person
HKSCC NOMINEES LIMITED *(Note)*	1,566,653,485	22.12	–	Unknown	–	Foreign legal person
Lin Naigang	124,000,000	1.75	–	Unknown	–	Domestic natural person
Central Huijin Investment Company Limited	85,985,800	1.21	–	Unknown	–	State-owned legal person
China Securities Finance Corporation Limited	53,883,592	0.76	–	Unknown	–	State-owned legal person
Agricultural Bank of China Limited – CSI 500 Trading Index Securities Investment Open-ended Fund	33,425,105	0.47	–	Unknown	–	State-owned legal person
Taiyuan Iron and Steel (Group) Co., Ltd.	30,688,289	0.43	–	Unknown	–	State-owned legal person
Harvest Fund – Agricultural Bank of China – Harvest CSI Financial Asset Management Plan	28,101,600	0.40	–	Unknown	–	Other
Li Haihong	27,470,000	0.39	–	Unknown	–	Domestic natural person
Yinhua Fund – Agricultural Bank of China – Yinhua CSI Financial Assets Management Scheme	26,814,300	0.38	–	Unknown	–	Other

060
—
061

Name of shareholder	Top ten holders of shares of the Company without selling restrictions		
	Number of shares held without selling restrictions	Class and number of shares	
		Class	Number
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	RMB ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED *(Note)*	1,566,653,485	RMB ordinary shares	148,829,136
		Overseas listed foreign shares	1,417,824,349
Lin Naigang	124,000,000	RMB ordinary shares	124,000,000
Central Huijin Investment Company Limited	85,985,800	RMB ordinary shares	85,985,800
China Securities Finance Corporation Limited	53,883,592	RMB ordinary shares	53,883,592
Agricultural Bank of China Limited — CSI 500 Trading Index Securities Investment Open-ended Fund	33,425,105	RMB ordinary shares	33,425,105
Taiyuan Iron and Steel (Group) Co., Ltd.	30,688,289	RMB ordinary shares	30,688,289
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	RMB ordinary shares	28,101,600
Li Haihong	27,470,000	RMB ordinary shares	27,470,000
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Assets Management Scheme	26,814,300	RMB ordinary shares	26,814,300
Statement regarding the connected relationship or acting in concert arrangements of the above shareholders	The Company is not aware of any of the above shareholders being connected or acting in concert as defined in the "Administrative Measures on Acquisitions of Listed Companies" (《上市公司收購管理辦法》).		

Note: HKSCC NOMINEES LIMITED represents 香港中央結算(代理人)有限公司, holding 148,829,136 A Shares and 1,417,824,349 H Shares of the Company. These shares were held on behalf of various clients respectively.

The shareholdings and selling restrictions of the top ten shareholders with selling restrictions

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

☐ Applicable ✓ Not applicable

(3) So far as the Directors, Supervisors and senior management of the Company are aware, as of the end of the reporting period, the following persons, other than Directors, Supervisors and senior management of the Company, held interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO, as follows:

Name of shareholder	Class of shares	Number of shares held	Capacity	Percentage of share capital of the Company of the same class (%)	Percentage of total share capital of the Company (%)
China Railway Guangzhou Group Co., Ltd.	A Shares	2,629,451,300(L)	Beneficial owner	46.52(L)	37.12(L)
Pacific Asset Management Co., Ltd.	H Shares	229,188,000(L)	Investment manager	16.01(L)	3.24(L)
BlackRock, Inc.	H Shares	157,372,040(L) 371,050(S)	Interest of controlled corporation	11.00(L) 0.03(S)	2.22(L) 0.01(S)
Pandanus Associates Inc.	H Shares	143,718,000(L)	Interest of controlled corporation	10.04(L)	2.03(L)
BlackRock Global Funds	H Shares	114,237,000(L)	Beneficial owner	7.98(L)	1.61(L)
FIDELITY FUNDS	H Shares	112,580,000(L)	Beneficial owner	7.87(L)	1.59(L)
Kopernik Global Investors LLC	H Shares	108,799,054(L)	Investment manager	7.60(L)	1.54(L)

062 063 Note: The letter ‘L’ denotes a long position; the letter ‘S’ denotes a short position. (4) Strategic investors or ordinary legal person becoming top 10 shareholders by way of placing of new shares Applicable ✓ Not applicable IV. INFORMATION OF THE LARGEST SHAREHOLDER AND ITS DE FACTO CONTROLLER (1) Information on the largest shareholder 1. Legal person Name GRGC Person in charge or legal Wu Yong representative Date of incorporation 5 December 1992 Principal operations Organization and management of railway passenger and freight transportation, technologies and other industrial development etc. Equity interests in other Nil domestic and overseas listed controlling and invested companies during the reporting period 2. Chart on the property rights and controlling relationship between the Company and its largest shareholder GRGC 37.12% The Company062 063 Note: The letter ‘L’ denotes a long position; the letter ‘S’ denotes a short position. (4) Strategic investors or ordinary legal person becoming top 10 shareholders by way of placing of new shares Applicable ✓ Not applicable IV. INFORMATION OF THE LARGEST SHAREHOLDER AND ITS DE FACTO CONTROLLER (1) Information on the largest shareholder 1. Legal person Name GRGC Person in charge or legal Wu Yong representative Date of incorporation 5 December 1992 Principal operations Organization and management of railway passenger and freight transportation, technologies and other industrial development etc. Equity interests in other Nil domestic and overseas listed controlling and invested companies during the reporting period 2. Chart on the property rights and controlling relationship between the Company and its largest shareholder GRGC 37.12% The Company

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

(2) Information on the de facto controller of the largest shareholder

1. Legal person

Name	CSRG *(Note)*
Person in charge or legal representative	Lu Dongfu
Date of incorporation	14 March 2013
Principal operations	Diversified operations with railway transportation services of passengers and freights as its main business.
Equity interests in other domestic and overseas listed controlling and invested companies during the reporting period	CSRG is the de facto controller of Daqin Railway Co. Ltd., China Railway Tielong Container Logistics Co. Ltd. and Beijing-Shanghai High Speed Railway Co., Ltd., all of which are companies listed on SSE.

Note: On 18 June 2019, with the approval of the State Council of the PRC, CRC was renamed as CSRG.

2. Changes of the de facto controller of the largest shareholder during the reporting period

☐ Applicable ✓ Not applicable

3. Chart on the property rights and controlling relationship amongst the Company and the largest shareholder of the Company and its de facto controller


CSRG
100%
GRGC
37.12%
The Company

064 065 V. OTHER CORPORATE SHAREHOLDERS WITH A SHAREHOLDING OF 10% OR ABOVE As of the end of the reporting period, other than the aforementioned largest shareholder, there was no other corporate shareholder with a shareholding of 10% or above in the Company (except for HKSCC NOMINEES LIMITED). VI. EXPLANATION OF REDUCED SHAREHOLDING Applicable ✓ Not applicable VII. PUBLIC FLOAT As of the end of the reporting period, the public float of the Company was 4,454,085,700 shares, representing 62.88% of the total share capital of the Company. Calculated at HK$2.50 per share, which is equal to the closing price of the Company’s H Shares as of 31 December 2019, the market capitalization of the public float was approximately HK$11.135 billion. The public float of the Company was in compliance with the requirements of the relevant rules on the sufficiency of public float. VIII. DUPLICATION During the reporting period, the Directors, chief executives and such other persons of the Company did not have duplicated interests. IX. REPURCHASE, SALE OR REDEMPTION OF THE LISTED SHARES OF THE COMPANY As of the end of the reporting period, there was no repurchase, sale or redemption by the Company, or any of its subsidiaries, of the listed shares of the Company.064 065 V. OTHER CORPORATE SHAREHOLDERS WITH A SHAREHOLDING OF 10% OR ABOVE As of the end of the reporting period, other than the aforementioned largest shareholder, there was no other corporate shareholder with a shareholding of 10% or above in the Company (except for HKSCC NOMINEES LIMITED). VI. EXPLANATION OF REDUCED SHAREHOLDING Applicable ✓ Not applicable VII. PUBLIC FLOAT As of the end of the reporting period, the public float of the Company was 4,454,085,700 shares, representing 62.88% of the total share capital of the Company. Calculated at HK$2.50 per share, which is equal to the closing price of the Company’s H Shares as of 31 December 2019, the market capitalization of the public float was approximately HK$11.135 billion. The public float of the Company was in compliance with the requirements of the relevant rules on the sufficiency of public float. VIII. DUPLICATION During the reporting period, the Directors, chief executives and such other persons of the Company did not have duplicated interests. IX. REPURCHASE, SALE OR REDEMPTION OF THE LISTED SHARES OF THE COMPANY As of the end of the reporting period, there was no repurchase, sale or redemption by the Company, or any of its subsidiaries, of the listed shares of the Company.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT X. PRE-EMPTIVE RIGHTS Under the Articles and the PRC laws, there is no pre-emptive right which requires the Company to offer new shares to its existing shareholders on a pro rata basis. XI. TRANSACTIONS INVOLVING THE COMPANY’S OWN SECURITIES As of the end of the reporting period, neither the Company nor its subsidiaries had issued or granted any convertible securities, options, warrants or other similar rights, or had any redeemable securities or share option schemes. XII. TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES As of the end of the reporting period, holders of listed securities of the Company were not entitled to obtain any tax relief due to their holding of such securities pursuant to the laws of the PRC.GUANGSHEN RAILWAY 2019 ANNUAL REPORT X. PRE-EMPTIVE RIGHTS Under the Articles and the PRC laws, there is no pre-emptive right which requires the Company to offer new shares to its existing shareholders on a pro rata basis. XI. TRANSACTIONS INVOLVING THE COMPANY’S OWN SECURITIES As of the end of the reporting period, neither the Company nor its subsidiaries had issued or granted any convertible securities, options, warrants or other similar rights, or had any redeemable securities or share option schemes. XII. TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES As of the end of the reporting period, holders of listed securities of the Company were not entitled to obtain any tax relief due to their holding of such securities pursuant to the laws of the PRC.

068 067 Chapter 7 Information Regarding Preference Shares INFORMATION REGARDING PREFERENCE SHARES Applicable ✓ Not applicable068 067 Chapter 7 Information Regarding Preference Shares INFORMATION REGARDING PREFERENCE SHARES Applicable ✓ Not applicable

GUANGSHEN RAILWAY 2019 ANNUAL REPORTGUANGSHEN RAILWAY 2019 ANNUAL REPORT

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

Chapter 8

Directors, Supervisors, Senior Management and Employees

I. CHANGES IN SHAREHOLDINGS AND REMUNERATION

(1) Changes in shareholdings and remunerations of Directors, Supervisors and senior management (current and resigned during the reporting period)

Name	Position *(Note)*	Gender	Age	Beginning of engagement period	End of engagement period	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Total remuneration received from the Company (before tax) during the reporting period (RMB ten thousand)	Whether remuneration was received from related parties of the Company
Wu Yong	Chairman of the Board	Male	56	18 December 2014	15 June 2020	–	–	–	Yes
	Executive Director			16 December 2014	15 June 2020				
Hu Lingling	Executive Director	Male	56	26 May 2016	15 June 2020	–	–	55.3	No
	General Manager			9 December 2015					
Guo Ji'an	Non-executive Director	Male	47	6 June 2018	15 June 2020	–	–	–	Yes
Guo Jiming	Non-executive Director	Male	52	23 December 2019	15 June 2020	–	–	–	Yes
Yu Zhiming*	Non-executive Director	Male	60	26 June 2008	23 December 2019	–	–	–	Yes
Zhang Zhe	Non-executive Director	Male	48	23 December 2019	15 June 2020	–	–	–	Yes
Chen Xiaomei*	Non-executive Director	Female	47	6 June 2018	23 December 2019	–	–	–	Yes
Guo Xiangdong	Executive Director	Male	54	23 December 2019	15 June 2020	80,000	80,000	44.8	No
	Chairman of Labor Union			25 September 2019					
	Deputy General Manager			28 December 2010	29 October 2019				
	Secretary of the Board			6 January 2004	29 October 2019				
	Secretary of the Company			6 January 2004	3 December 2019				
Luo Qing*	Executive Director	Male	55	25 June 2009	23 December 2019	–	–	42.2	No
Chen Song	Independent Non-executive Director	Male	47	29 May 2014	15 June 2020	–	–	11.2	No
Jia Jianmin	Independent Non-executive Director	Male	62	29 May 2014	15 June 2020	–	–	14.8	No
Wang Yunting	Independent Non-executive Director	Male	61	29 May 2014	15 June 2020	–	–	11.2	No
Liu Mengshu	Chairman of the Supervisory Committee	Male	56	29 May 2014	15 June 2020	–	–	–	Yes
Xiang Lihua	Shareholder Representative Supervisor	Male	46	13 June 2019	15 June 2020	–	–	–	Yes
Shen Jiancong*	Shareholder Representative Supervisor	Male	51	2 June 2011	13 June 2019	–	–	–	Yes
Chen Shaohong	Shareholder Representative Supervisor	Male	53	26 June 2008	15 June 2020	–	–	–	Yes
Meng Yong	Shareholder Representative Supervisor	Male	52	23 December 2019	15 June 2020	–	–	–	Yes
Li Zhiming*	Shareholder Representative Supervisor	Male	58	12 May 2005	23 December 2019	–	–	–	Yes
Zhou Shangde	Employee Representative Supervisor	Male	49	28 May 2015	15 June 2020	–	–	38.9	No
Song Min	Employee Representative Supervisor	Female	49	29 May 2014	15 June 2020	–	–	37.6	No
Gong Yuwen	Deputy Secretary of the Party and Working Committee, and Secretary of the Discipline Inspection and Working Commission	Male	53	2 April 2018		–	–	44.6	No
Luo Jiancheng	Deputy General Manager	Male	47	30 December 2016		–	–	44.1	No
Tang Xiangdong	Deputy General Manager, and Secretary of the Board	Male	51	29 October 2019		–	–	44.4	No
	Secretary of the Company			3 December 2019					
	Chief Accountant			19 December 2008	29 October 2019				
Luo Xinpeng	Chief Accountant	Male	54	29 October 2019		–	–	18.2	No
Total	–	–	–	–	–	80,000	80,000	407.3	–

070 071 Notes: (1) During the reporting period, except as disclosed in the above table, none of the Directors, Supervisors or senior management of the Company has held or dealt in the shares of the Company, or has held share options of the Company or has been granted any shares of the Company with selling restrictions. (2) “*” means that the person had resigned during the reporting period. Name Biography Wu Yong Mr. Wu, male, born in June 1963, is the Chairman of the Board of the Company. Mr. Wu holds a bachelor’s degree, and is a certified senior engineer. He had served successively as the deputy bureau chief of Benghu Sub-bureau of Shanghai Railway Bureau, the commander chief of Hefei-Wuhan Railway Engineering Construction Headquarters of Shanghai Railway Bureau, the bureau chief assistant and the deputy bureau chief of Wuhan Railway Bureau, and the bureau chief and the deputy party secretary of Chengdu Railway Bureau, the chairman and the general manager of GRGC and the deputy secretary of the party committee. He is currently the chairman of GRGC and the secretary of the party committee. Hu Lingling Mr. Hu, male, born in November 1963, is an Executive Director and the General Manager of the Company. Mr. Hu holds a bachelor’s degree and is an engineer. He had served successively as the deputy chief engineer and the deputy station master of Shaoguan Station (the current Shaoguan East Station) of the Yangcheng company headquarters of GRGC, the deputy chief engineer and the deputy general manager of the Yangcheng company headquarters of GRGC, and the director of the transportation department and the deputy general manager of GRGC. He had also worked in the global business department in the headquarters of the International Union of Railways in Paris, France and served as the deputy general manager of Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited. He is currently the General Manager of the Company. Guo Ji’an Mr. Guo, male, born in August 1972, is a Non-executive Director of the Company. Mr. Guo holds a bachelor’s degree and is a senior engineer. He had served successively as the vice director of the transportation department of GRGC, the general manager of Guangzhou Branch of China Railway Container Transportation Limited, the director of the transportation department of GRGC, the deputy chief engineer of GRGC, the deputy in charge of the preparation team of Beijing-Shanghai Passenger Railway Line Company, and the director and deputy general manager of GRGC. He is currently a director and general manager of China Railway Jinan Group Co., Ltd. Guo Jiming Mr. Guo, male, born in December 1967, is a Non-executive Director of the Company. Mr. Guo holds a bachelor’s degree and is a certified senior accountant. He had previously served as the deputy head of the Finance Subsection of Wuhan Sub-bureau of Zhengzhou Railway Bureau, the head of the Finance Section and the director of Capital Settlement Center of Wuhan Railway Bureau, the chief accountant of Jinan Railway Bureau and the chief accountant of China Railway Jinan Group Co., Ltd. He is currently a director and the chief accountant of GRGC. Zhang Zhe Mr. Zhang, male, born in October 1971, is a Non-executive Director of the Company. Mr. Zhang holds a bachelor’s degree and is a senior engineer. He had previously served as the station master of Tangxi Station and the director of the Sub- division of Freight Transportation Marketing of the Yangcheng company headquarters of GRGC, the deputy director of Safety Supervision Sub-office of Guangzhou Railway Office, the deputy station master of Jiangcun Station of the Company, the head of Zhaoqing Train Section of SR, and the station master of Guangzhou South Station of the Company. He is currently the director of Passenger Transport Department of GRGC. 070 071 Notes: (1) During the reporting period, except as disclosed in the above table, none of the Directors, Supervisors or senior management of the Company has held or dealt in the shares of the Company, or has held share options of the Company or has been granted any shares of the Company with selling restrictions. (2) “*” means that the person had resigned during the reporting period. Name Biography Wu Yong Mr. Wu, male, born in June 1963, is the Chairman of the Board of the Company. Mr. Wu holds a bachelor’s degree, and is a certified senior engineer. He had served successively as the deputy bureau chief of Benghu Sub-bureau of Shanghai Railway Bureau, the commander chief of Hefei-Wuhan Railway Engineering Construction Headquarters of Shanghai Railway Bureau, the bureau chief assistant and the deputy bureau chief of Wuhan Railway Bureau, and the bureau chief and the deputy party secretary of Chengdu Railway Bureau, the chairman and the general manager of GRGC and the deputy secretary of the party committee. He is currently the chairman of GRGC and the secretary of the party committee. Hu Lingling Mr. Hu, male, born in November 1963, is an Executive Director and the General Manager of the Company. Mr. Hu holds a bachelor’s degree and is an engineer. He had served successively as the deputy chief engineer and the deputy station master of Shaoguan Station (the current Shaoguan East Station) of the Yangcheng company headquarters of GRGC, the deputy chief engineer and the deputy general manager of the Yangcheng company headquarters of GRGC, and the director of the transportation department and the deputy general manager of GRGC. He had also worked in the global business department in the headquarters of the International Union of Railways in Paris, France and served as the deputy general manager of Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited. He is currently the General Manager of the Company. Guo Ji’an Mr. Guo, male, born in August 1972, is a Non-executive Director of the Company. Mr. Guo holds a bachelor’s degree and is a senior engineer. He had served successively as the vice director of the transportation department of GRGC, the general manager of Guangzhou Branch of China Railway Container Transportation Limited, the director of the transportation department of GRGC, the deputy chief engineer of GRGC, the deputy in charge of the preparation team of Beijing-Shanghai Passenger Railway Line Company, and the director and deputy general manager of GRGC. He is currently a director and general manager of China Railway Jinan Group Co., Ltd. Guo Jiming Mr. Guo, male, born in December 1967, is a Non-executive Director of the Company. Mr. Guo holds a bachelor’s degree and is a certified senior accountant. He had previously served as the deputy head of the Finance Subsection of Wuhan Sub-bureau of Zhengzhou Railway Bureau, the head of the Finance Section and the director of Capital Settlement Center of Wuhan Railway Bureau, the chief accountant of Jinan Railway Bureau and the chief accountant of China Railway Jinan Group Co., Ltd. He is currently a director and the chief accountant of GRGC. Zhang Zhe Mr. Zhang, male, born in October 1971, is a Non-executive Director of the Company. Mr. Zhang holds a bachelor’s degree and is a senior engineer. He had previously served as the station master of Tangxi Station and the director of the Sub- division of Freight Transportation Marketing of the Yangcheng company headquarters of GRGC, the deputy director of Safety Supervision Sub-office of Guangzhou Railway Office, the deputy station master of Jiangcun Station of the Company, the head of Zhaoqing Train Section of SR, and the station master of Guangzhou South Station of the Company. He is currently the director of Passenger Transport Department of GRGC.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT Name Biography Guo Mr. Guo, male, born in November 1965, is an Executive Director and the Chairman of Labor Union of the Company. Mr. Xiangdong Guo holds a bachelor’s degree and an MBA degree, and is an economist. He had previously served as the Deputy Section Chief, the Deputy Director and the Director of the Secretariat of the Board, the Deputy General Manager of the Company and the Secretary of the Board. He is currently the Chairman of Labor Union of the Company. Chen Song Mr. Chen, male, born in January 1973, is an Independent Non-executive Director of the Company. Mr. Chen holds a doctorate degree majoring in finance and investment from the Management School of Sun Yat-sen University, and is a certified public accountant of China and a certified internal auditor registered in the United States. He was a teacher in higher mathematics and pharmaceutical machinery in Guangdong Food and Drug Vocational College, an external tutor for MBA and EMBA in the Management School of Sun Yat-sen University, a managerial trainee at P&G (China) Investment Limited Company, the financial analysis manager of Crest Oral Department, the financial supervisor of business department, chief financial officer and executive director of Heinz (China) Investment Co., Ltd., the chief financial officer of Ren Coty (China) and a director and general manager of its cosmetics division, the financial supervisor of Greater China Region in Boer Cmc Markets Asia Pacific Pty Ltd., the deputy general manager and chief financial officer of Chongqing Brewery Co., Ltd. (a listed company on SSE, stock code: 600132). He is currently a director and the general manager of Chongqing Brewery Co., Ltd. Jia Jianmin Mr. Jia, male, born in August 1957, is an Independent Non-executive Director of the Company. Mr. Jia holds a master’s degree and a doctorate degree from the Business School of the University of Texas at Austin in the United States. He was a member of the advisory committee of experts of the department of management of The National Natural Science Foundation, a member of the China National MBA Education Supervisory Committee, and the Scholar Director of Marketing Science Institute (MSI) of the United States. He is currently a professor and the chairman of the Department of Marketing of the Faculty of Business Administration of The Chinese University of Hong Kong, and the “Changjiang Scholar Professor ” of the Ministry of Education of the PRC. Wang Mr. Wang, male, born in July 1958, is an Independent Non-executive Director of the Company. Mr. Wang holds bachelor’s Yunting degree and obtained an EMBA degree from the Guanghua School of Management of Peking University. He was the vice general manager of China Commercial Foreign Trade Corporation, Ltd. (Shenzhen), and the vice general manager of Beijing Capital Huayin Group. He is currently the chairman of Shaanxi Fortune Investment Limited. Liu Mr. Liu, male, born in July 1963, is currently the Chairman of the Company’s Supervisory Committee. Mr. Liu holds Mengshu a bachelor’s degree and is an engineer. He had served successively as the office director and the head of the party committee’s propaganda department of GRGC’s Changsha headquarters, and the chief of the party committee’s organization department, the chief of the party committee’s propaganda department (head of corporate culture department) and the director of the party committee office of GRGC. He is currently a director, the deputy secretary of the party committee and the secretary of Committee for Discipline Inspection of GRGC. Xiang Mr. Xiang, male, born in September 1973, is currently a Shareholder Representative Supervisor of the Company. Mr. Lihua Xiang holds a bachelor’s degree and is a political engineer. He had previously served as the secretary of the Board and the director of the general department of GZR, the deputy office director of GRGC, the Standing Vice Secretary of the Communication and Signaling Section in Guangzhou and the Secretary of Committee for Discipline Inspection of the Company, and the head of the marketing department of GRGC. He is currently the director (chief) of the human resources department (party committee organization) of GRGC. GUANGSHEN RAILWAY 2019 ANNUAL REPORT Name Biography Guo Mr. Guo, male, born in November 1965, is an Executive Director and the Chairman of Labor Union of the Company. Mr. Xiangdong Guo holds a bachelor’s degree and an MBA degree, and is an economist. He had previously served as the Deputy Section Chief, the Deputy Director and the Director of the Secretariat of the Board, the Deputy General Manager of the Company and the Secretary of the Board. He is currently the Chairman of Labor Union of the Company. Chen Song Mr. Chen, male, born in January 1973, is an Independent Non-executive Director of the Company. Mr. Chen holds a doctorate degree majoring in finance and investment from the Management School of Sun Yat-sen University, and is a certified public accountant of China and a certified internal auditor registered in the United States. He was a teacher in higher mathematics and pharmaceutical machinery in Guangdong Food and Drug Vocational College, an external tutor for MBA and EMBA in the Management School of Sun Yat-sen University, a managerial trainee at P&G (China) Investment Limited Company, the financial analysis manager of Crest Oral Department, the financial supervisor of business department, chief financial officer and executive director of Heinz (China) Investment Co., Ltd., the chief financial officer of Ren Coty (China) and a director and general manager of its cosmetics division, the financial supervisor of Greater China Region in Boer Cmc Markets Asia Pacific Pty Ltd., the deputy general manager and chief financial officer of Chongqing Brewery Co., Ltd. (a listed company on SSE, stock code: 600132). He is currently a director and the general manager of Chongqing Brewery Co., Ltd. Jia Jianmin Mr. Jia, male, born in August 1957, is an Independent Non-executive Director of the Company. Mr. Jia holds a master’s degree and a doctorate degree from the Business School of the University of Texas at Austin in the United States. He was a member of the advisory committee of experts of the department of management of The National Natural Science Foundation, a member of the China National MBA Education Supervisory Committee, and the Scholar Director of Marketing Science Institute (MSI) of the United States. He is currently a professor and the chairman of the Department of Marketing of the Faculty of Business Administration of The Chinese University of Hong Kong, and the “Changjiang Scholar Professor ” of the Ministry of Education of the PRC. Wang Mr. Wang, male, born in July 1958, is an Independent Non-executive Director of the Company. Mr. Wang holds bachelor’s Yunting degree and obtained an EMBA degree from the Guanghua School of Management of Peking University. He was the vice general manager of China Commercial Foreign Trade Corporation, Ltd. (Shenzhen), and the vice general manager of Beijing Capital Huayin Group. He is currently the chairman of Shaanxi Fortune Investment Limited. Liu Mr. Liu, male, born in July 1963, is currently the Chairman of the Company’s Supervisory Committee. Mr. Liu holds Mengshu a bachelor’s degree and is an engineer. He had served successively as the office director and the head of the party committee’s propaganda department of GRGC’s Changsha headquarters, and the chief of the party committee’s organization department, the chief of the party committee’s propaganda department (head of corporate culture department) and the director of the party committee office of GRGC. He is currently a director, the deputy secretary of the party committee and the secretary of Committee for Discipline Inspection of GRGC. Xiang Mr. Xiang, male, born in September 1973, is currently a Shareholder Representative Supervisor of the Company. Mr. Lihua Xiang holds a bachelor’s degree and is a political engineer. He had previously served as the secretary of the Board and the director of the general department of GZR, the deputy office director of GRGC, the Standing Vice Secretary of the Communication and Signaling Section in Guangzhou and the Secretary of Committee for Discipline Inspection of the Company, and the head of the marketing department of GRGC. He is currently the director (chief) of the human resources department (party committee organization) of GRGC.

072 073 Name Biography Chen Mr. Chen, male, born in January 1967, is currently a Shareholder Representative Supervisor of the Company. Mr. Chen Shaohong holds a bachelor’s degree and is a certified senior economist. He had served successively in GRGC as the vice-director of the corporate management office and the vice-director and director of the corporate management and legal affairs department of GRGC, the vice-chief economist and the director of the corporate and legal affairs department of GRGC, and the chief legal advisor and the chief of the corporate management and legal affairs department of GRGC. He is currently the chief legal advisor and the director of the corporate management and legal affairs department of GRGC. Meng Yong Mr. Meng, male, born in September 1967, is currently a Shareholder Representative Supervisor of the Company. Mr. Meng holds a bachelor’s degree and is an accountant. He had previously served as the head of the Finance Planning Division and the deputy director of the Finance Section, and the deputy director of the Finance Department (Revenue Division) of GRGC. He is currently the director of the Audit Department of GRGC. Zhou Mr. Zhou, male, born in December 1970, is currently an Employee Representative Supervisor of the Company. Mr. Zhou Shangde graduated with a master’s degree and is a political engineer. He had successively served in the Company as the Deputy Chief of the Organizational Personnel Department, the Director of the Party Committee office, and the Chairman of the Trade Union of the Integrated Service Center of the Company. He also served in GRGC as the deputy head of the human resources department, the deputy office manager and the director of the reception office, and the chief party secretary of office administration. He also served in the Company as the Party Secretary and station master of Shenzhen Station, the station master of Shenzhen North Station and the Deputy Secretary of the Party Committee. Song Min Ms. Song, female, born in November 1970, is currently an Employee Representative Supervisor and the Director of the Secretariat of the Board of the Company. Ms. Song holds a bachelor’s degree and is an accountant. She had served successively as the deputy manager of the operating finance office in the department of finance of Qinghai-Tibet Railway Company, the deputy office director and the finance director of Qinghai-Tibet Railway Public Security Bureau, the vice office supervisor of Qinghai-Tibet Railway Company Annuity Council, the vice consultant of the department of financial management of the State Taxation Bureau of Qinghai Province, the senior manager of Petrol China Guangdong Sales Company Shenzhen Branch, and the Chief of the Audit Department of the Company. She is currently the Director of the Secretariat of the Board of the Company. Gong Mr. Gong, male, born in September 1966, is currently the Deputy Secretary of the Party and Working Committee, and the Yuwen Secretary of the Discipline Inspection and Working Commission of the Company. Mr. Gong holds a bachelor’s degree and is an economist. He had served successively as the deputy director and the director of the human resources department (party committee organisation) leading the personnel department of GRGC, the deputy director of the human resources department of GRGC and the deputy director of the organizational department of the party committee. He also served in the Company as the Party Deputy Secretary and the deputy station master of Guangzhou East Station, the Secretary of the Party Committee and the deputy station master. He is currently the Deputy Secretary of the Party and Working Committee, and the Secretary of the Discipline Inspection and Working Commission of the Company. 072 073 Name Biography Chen Mr. Chen, male, born in January 1967, is currently a Shareholder Representative Supervisor of the Company. Mr. Chen Shaohong holds a bachelor’s degree and is a certified senior economist. He had served successively in GRGC as the vice-director of the corporate management office and the vice-director and director of the corporate management and legal affairs department of GRGC, the vice-chief economist and the director of the corporate and legal affairs department of GRGC, and the chief legal advisor and the chief of the corporate management and legal affairs department of GRGC. He is currently the chief legal advisor and the director of the corporate management and legal affairs department of GRGC. Meng Yong Mr. Meng, male, born in September 1967, is currently a Shareholder Representative Supervisor of the Company. Mr. Meng holds a bachelor’s degree and is an accountant. He had previously served as the head of the Finance Planning Division and the deputy director of the Finance Section, and the deputy director of the Finance Department (Revenue Division) of GRGC. He is currently the director of the Audit Department of GRGC. Zhou Mr. Zhou, male, born in December 1970, is currently an Employee Representative Supervisor of the Company. Mr. Zhou Shangde graduated with a master’s degree and is a political engineer. He had successively served in the Company as the Deputy Chief of the Organizational Personnel Department, the Director of the Party Committee office, and the Chairman of the Trade Union of the Integrated Service Center of the Company. He also served in GRGC as the deputy head of the human resources department, the deputy office manager and the director of the reception office, and the chief party secretary of office administration. He also served in the Company as the Party Secretary and station master of Shenzhen Station, the station master of Shenzhen North Station and the Deputy Secretary of the Party Committee. Song Min Ms. Song, female, born in November 1970, is currently an Employee Representative Supervisor and the Director of the Secretariat of the Board of the Company. Ms. Song holds a bachelor’s degree and is an accountant. She had served successively as the deputy manager of the operating finance office in the department of finance of Qinghai-Tibet Railway Company, the deputy office director and the finance director of Qinghai-Tibet Railway Public Security Bureau, the vice office supervisor of Qinghai-Tibet Railway Company Annuity Council, the vice consultant of the department of financial management of the State Taxation Bureau of Qinghai Province, the senior manager of Petrol China Guangdong Sales Company Shenzhen Branch, and the Chief of the Audit Department of the Company. She is currently the Director of the Secretariat of the Board of the Company. Gong Mr. Gong, male, born in September 1966, is currently the Deputy Secretary of the Party and Working Committee, and the Yuwen Secretary of the Discipline Inspection and Working Commission of the Company. Mr. Gong holds a bachelor’s degree and is an economist. He had served successively as the deputy director and the director of the human resources department (party committee organisation) leading the personnel department of GRGC, the deputy director of the human resources department of GRGC and the deputy director of the organizational department of the party committee. He also served in the Company as the Party Deputy Secretary and the deputy station master of Guangzhou East Station, the Secretary of the Party Committee and the deputy station master. He is currently the Deputy Secretary of the Party and Working Committee, and the Secretary of the Discipline Inspection and Working Commission of the Company.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT Name Biography Luo Mr. Luo, male, born in January 1973, is currently the Deputy General Manager of the Company. Mr. Luo graduated with a Jiancheng bachelor’s degree and is a senior engineer. He served successively as the chief of the Investigation & Inspection Division of the General Office of GRGC, the station master of Shiweitang Station of SR, the deputy chief of the Transportation Department of GRGC, the assistant of the General Manager of the Company, the general manager of Guangzhou Tiecheng Enterprise Company Limited and the deputy general manager of GMSR. He is currently the Deputy General Manager of the Company. Tang Mr. Tang, male, born in September 1968, is currently the Deputy General Manager and the Secretary of the Board of the Xiangdong Company. Mr. Tang graduated with a bachelor’s degree and holds an MBA degree, and is a senior accountant. He had served as the Office Supervisor of the Revenue Settlement Center, the Director of the Finance Department and the Chief Accountant of the Company. He is currently the Deputy General Manager and the Secretary of the Board of the Company. Luo Mr. Luo, male, born in October 1965, is currently the Chief Accountant of the Company. Mr. Luo completed a part-time Xinpeng master’s degree and is a senior accountant. He had previously served as the vice director of the finance department of the Guangzhou Railway Works of the Ministry of Railways, the director of the finance department, the chief accountant and the director of the finance department of the Guangzhou Railway Rolling Stock Works of China National Railway Locomotive & Rolling Stock Industry Corporation, the chief accountant of GRGC’s Guangzhou railway rolling stock works, the chief accountant of Yuehai Railway Company Limited, and the chief accountant of Hainan Railway Company Limited. He is currently the Chief Accountant of the Company. (2) Share incentives granted to the Directors and Senior Management during the reporting period Applicable ✓ Not applicableGUANGSHEN RAILWAY 2019 ANNUAL REPORT Name Biography Luo Mr. Luo, male, born in January 1973, is currently the Deputy General Manager of the Company. Mr. Luo graduated with a Jiancheng bachelor’s degree and is a senior engineer. He served successively as the chief of the Investigation & Inspection Division of the General Office of GRGC, the station master of Shiweitang Station of SR, the deputy chief of the Transportation Department of GRGC, the assistant of the General Manager of the Company, the general manager of Guangzhou Tiecheng Enterprise Company Limited and the deputy general manager of GMSR. He is currently the Deputy General Manager of the Company. Tang Mr. Tang, male, born in September 1968, is currently the Deputy General Manager and the Secretary of the Board of the Xiangdong Company. Mr. Tang graduated with a bachelor’s degree and holds an MBA degree, and is a senior accountant. He had served as the Office Supervisor of the Revenue Settlement Center, the Director of the Finance Department and the Chief Accountant of the Company. He is currently the Deputy General Manager and the Secretary of the Board of the Company. Luo Mr. Luo, male, born in October 1965, is currently the Chief Accountant of the Company. Mr. Luo completed a part-time Xinpeng master’s degree and is a senior accountant. He had previously served as the vice director of the finance department of the Guangzhou Railway Works of the Ministry of Railways, the director of the finance department, the chief accountant and the director of the finance department of the Guangzhou Railway Rolling Stock Works of China National Railway Locomotive & Rolling Stock Industry Corporation, the chief accountant of GRGC’s Guangzhou railway rolling stock works, the chief accountant of Yuehai Railway Company Limited, and the chief accountant of Hainan Railway Company Limited. He is currently the Chief Accountant of the Company. (2) Share incentives granted to the Directors and Senior Management during the reporting period Applicable ✓ Not applicable

074
—
075

II. ENGAGEMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (CURRENT AND RESIGNED DURING THE REPORTING PERIOD)

(1) Engagements in shareholders

Name of personnel	Name of shareholder	Position at shareholder	Beginning of engagement	End of engagement
Wu Yong	GRGC	Chairman of the Board	August 2014	
		Secretary of the Party Committee	November 2017	
Guo Ji'an	GRGC	Director	November 2017	October 2019
		Deputy General Manager	April 2008	
Guo Jiming	GRGC	Director, Chief Accountant	June 2019	
Yu Zhiming	GRGC	Director	November 2017	June 2019
		Chief Accountant	April 2008	
Zhang Zhe	GRGC	Chief of the Passenger Transport Department	April 2019	
Chen Xiaomei	GRGC	Chief of the Passenger Transport Department	November 2018	April 2019
Liu Mengshu	GRGC	Director	November 2017	
		Deputy Secretary of the Party Committee, Secretary of the Committee for Discipline Inspection	December 2013	
Shen Jiancong	GRGC	Employee Director, Chairman of the Labor Union	September 2018	
Xiang Lihua	GRGC	Director (Chief) of the Human Resources Department (party committee organization)	September 2018	
Chen Shaohong	GRGC	Chief Legal Adviser	December 2017	
		Chief of the Corporate Management and Legal Affairs Department	November 2018	
Meng Yong	GRGC	Chief of the Audit Department	June 2019	
Li Zhiming	GRGC	Supervisor	November 2017	June 2019
		Chief of the Audit Department	November 2018

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

(2) Engagements in other companies

Name of personnel	Name of company	Position at company
Wu Yong	GMSR, SR, Shichang Railway Company Limited, Qian Zhang Chang Railway Company Limited, Huai Shao Heng Railway Co., Ltd.	Chairman of the Board
Guo Ji'an	China Railway Jinan Group Co., Ltd.	Director, General Manager
Guo Jiming	GZIR, PRDIR, Hainan Railway Company Limited	Chairman of the Supervisory Committee
	Hukun Passenger Railway Line (Hunan) Company Limited	Director
Zhang Zhe	GMSR, SR, Guangdong Tieqing International Travel Agency Company Limited	Director
	Beijing Zhongtie Commemorate Ticket Co., Ltd.	Supervisor
Chen Song	Chongqing Brewery Co., Ltd.	Director, General Manager
Jia Jianmin	The Chinese University of Hong Kong	Professor and Chairman of the Department of Marketing of Faculty of Business Administration and "Changjiang Scholar Professor (長江學者講座教授)" of the Ministry of Education
Wang Yunting	Shaanxi Fortune Investment Limited	Chairman of the Board
Liu Mengshu	GMSR, SR	Chairman of the Supervisory Committee
Xiang Lihua	Guangzhou Beiyang Information Technology Company Limited	Chairman of the Supervisory Committee
Chen Shaohong	GMSR, Hainan Railway Company Limited., Qian Zhang Chang Railway Company Limited, XSR, MSR	Director
	Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Company Limited, Guangdong Yangcheng Railway Enterprise Company Limited	Chairman of the Supervisory Committee
	SR	Supervisor
Meng Yong	Hong Kong Qiwen Trade Company Limited	Director
	GMSR, SR, Hukun Passenger Railway Line (Hunan) Company Limited, Huai Shao Heng Railway Co., Ltd.	Supervisor
Luo Jiancheng	Guangzhou Tiecheng Enterprise Company Limited, Shenzhen Guangshen Railway Civil Engineering Company	Director
Tang Xiangdong	Guangzhou Tiecheng Enterprise Company Limited, Shenzhen Guangshen Railway Civil Engineering Company	Director

076
—
077

III. REMUNERATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Decision-making procedure of the remuneration of Directors, Supervisors and senior management	Remuneration or allowance standards of the Directors and Supervisors of the Company should be submitted for approval at the general meeting after consideration and discussion by the Board.
Basis for determination of the remuneration of the Directors, Supervisors and senior management	Determined with reference to the level of remuneration in Shenzhen where the Company is located, the job nature of individual staff, as well as the annual objectives of the Company, the completion status of work targets and the operating results of the Company.
Actual payment of remuneration of Directors, Supervisors and senior management	During the reporting period, none of the following Directors, namely Wu Yong, Guo Ji'an, Guo Jiming, Yu Zhiming, Zhang Zhe and Chen Xiaomei, and the following Supervisors, namely Liu Mengshu, Xiang Lihua, Shen Jiancong, Chen Shaohong, Meng Yong and Li Zhiming, has received remuneration from the Company. As far as the Company is aware, as at the date of publication of this report, the Company had no arrangements under which the Directors, Supervisors and senior management had waived or agreed to waive any remuneration. For details of the actual payment of remuneration to the Directors, Supervisors and senior management and details of remuneration by level of remuneration during the reporting period, please see the section headed "Changes in shareholdings and remunerations of Directors, Supervisors and senior management (current and resigned during the reporting period)" above and the relevant contents of Note 42 to the financial statements of the Company prepared in accordance with the International Financial Reporting Standards.
Total actual amount of remuneration received by all of the Directors, Supervisors and senior management at the end of the reporting period	During the reporting period, the Directors, Supervisors and senior management received a total remuneration of RMB4.073 million.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

IV. CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Name	Position held	Change	Reason for Change
Guo Jiming	Non-excutive Director	Elected	Election on general meeting
Zhang Zhe	Non-excutive Director	Elected	Election on general meeting
Guo Xiangdong	Executive Director	Elected	Election on general meeting
Xiang Lihua	Supervisor	Elected	Election on general meeting
Meng Yong	Supervisor	Elected	Election on general meeting
Tang Xiangdong	Deputy General Manager, Secretary of the Board	Engaged	Engagement by the Board
Luo Xinpeng	Chief Accountant	Engaged	Engagement by the Board
Yu Zhiming	Non-excutive Director	Resigned	Adjustment of work arrangements
Chen Xiaomei	Non-excutive Director	Resigned	Adjustment of work arrangements
Luo Qing	Executive Director	Resigned	Adjustment of work arrangements
Shen Jiancong	Supervisor	Resigned	Adjustment of work arrangements
Li Zhiming	Supervisor	Resigned	Adjustment of work arrangements
Guo Xiangdong	Deputy General Manager, Secretary of the Board	Dismissed	Adjustment of work arrangements
Tang Xiangdong	Chief Accountant	Dismissed	Adjustment of work arrangements

V. EXPLANATION OF PUNISHMENT BY SECURITIES REGULATORY BODIES FOR THE PAST THREE YEARS

☐ Applicable ✓ Not applicable

078 079 VI. OTHER INFORMATION ON DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (1) Equity interests of Directors, Supervisors or Chief Executives Save as disclosed below, as of the end of the reporting period, there was no record of interests or short positions (including the interests and short positions which were taken or deemed to have under the provisions of the SFO) of the Directors, Supervisors or chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company did not receive any notification of such interests or short positions from any Directors, Supervisors or chief executives of the Company as required to be made to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules of SEHK. Percentage Percentage of of shareholding shareholding in the relevant in the total class of Name of the share capital shares of the Long/ company/ Capacity Number of the Company Short Name of associated and nature and class of Company (%) position director corporation of interest shares held (%) Guo The Company Beneficial A Shares: 80,000 0.0011 0.0014 Long Xiangdong owner shares position During the reporting period, none of the Company or its subsidiaries had entered into any arrangement such that the Company’s Directors, Supervisors or chief executives or their respective spouses or children under the age of 18 could obtain any right to subscribe for any shares or debentures of the Company or any other legal entities. Other companies in which the Directors and Supervisors of the Company were directors or employees did not have interests in the shares and underlying shares of the Company that were required to be disclosed to the Company under Sections 2 and 3 of Part XV of the SFO.078 079 VI. OTHER INFORMATION ON DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (1) Equity interests of Directors, Supervisors or Chief Executives Save as disclosed below, as of the end of the reporting period, there was no record of interests or short positions (including the interests and short positions which were taken or deemed to have under the provisions of the SFO) of the Directors, Supervisors or chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company did not receive any notification of such interests or short positions from any Directors, Supervisors or chief executives of the Company as required to be made to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules of SEHK. Percentage Percentage of of shareholding shareholding in the relevant in the total class of Name of the share capital shares of the Long/ company/ Capacity Number of the Company Short Name of associated and nature and class of Company (%) position director corporation of interest shares held (%) Guo The Company Beneficial A Shares: 80,000 0.0011 0.0014 Long Xiangdong owner shares position During the reporting period, none of the Company or its subsidiaries had entered into any arrangement such that the Company’s Directors, Supervisors or chief executives or their respective spouses or children under the age of 18 could obtain any right to subscribe for any shares or debentures of the Company or any other legal entities. Other companies in which the Directors and Supervisors of the Company were directors or employees did not have interests in the shares and underlying shares of the Company that were required to be disclosed to the Company under Sections 2 and 3 of Part XV of the SFO.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT (2) Service contracts of Directors and Supervisors Each of the Directors and Supervisors of the Company has entered into a service contract with the Company. The Company and its subsidiaries did not enter into any director’s or supervisor’s service contract prior to 31 January 2004 and were exempt from complying with the shareholders’ approval requirement under Rule 13.68 of the Listing Rules of SEHK. None of the Directors or Supervisors has entered into any service contract with the Company which cannot be terminated by the Company within one year without payment of compensation (other than statutory compensation). (3) Interests of Directors and Supervisors in contracts None of the Directors or Supervisors of the Company had any direct or indirect interests in any transaction, contract or arrangement of significance subsisting during the year to which the Company or any of its subsidiaries was a party. VII. INFORMATION OF EMPLOYEES (1) Employee information Total number of current employees 42,583 Number of disengaged and retired employees for whom the parent company and major 47 subsidiaries shall be liable to expenses Professional constitution Category of professional constitution Number of professionals Passenger, freight transportation and transit operation personnel 19,808 Engineering personnel 5,578 Driving personnel 3,717 Public works personnel 3,624 Electricity personnel 1,870 Electricity and water supplies personnel 2,126 Building construction personnel 1,221 Various operations and other employees of subsidiaries 124 Technical and administrative personnel 4,515 Total 42,583 Level of education Category of education level Number of persons Postgraduate or above 160 University graduate 4,862 College for professional training 15,229 Other (secondary vocational school, high school and vocational technical school, etc.) 22,332 Total 42,583 GUANGSHEN RAILWAY 2019 ANNUAL REPORT (2) Service contracts of Directors and Supervisors Each of the Directors and Supervisors of the Company has entered into a service contract with the Company. The Company and its subsidiaries did not enter into any director’s or supervisor’s service contract prior to 31 January 2004 and were exempt from complying with the shareholders’ approval requirement under Rule 13.68 of the Listing Rules of SEHK. None of the Directors or Supervisors has entered into any service contract with the Company which cannot be terminated by the Company within one year without payment of compensation (other than statutory compensation). (3) Interests of Directors and Supervisors in contracts None of the Directors or Supervisors of the Company had any direct or indirect interests in any transaction, contract or arrangement of significance subsisting during the year to which the Company or any of its subsidiaries was a party. VII. INFORMATION OF EMPLOYEES (1) Employee information Total number of current employees 42,583 Number of disengaged and retired employees for whom the parent company and major 47 subsidiaries shall be liable to expenses Professional constitution Category of professional constitution Number of professionals Passenger, freight transportation and transit operation personnel 19,808 Engineering personnel 5,578 Driving personnel 3,717 Public works personnel 3,624 Electricity personnel 1,870 Electricity and water supplies personnel 2,126 Building construction personnel 1,221 Various operations and other employees of subsidiaries 124 Technical and administrative personnel 4,515 Total 42,583 Level of education Category of education level Number of persons Postgraduate or above 160 University graduate 4,862 College for professional training 15,229 Other (secondary vocational school, high school and vocational technical school, etc.) 22,332 Total 42,583

080 081 (2) Remuneration policy The Company conducts budget management in relation to remuneration issues, and the annual salary budget is jointly formulated by the Budget Department and Labor Department of the Company at the beginning of each year. Such budget is first discussed and approved at the meeting of the General Manager’s office, and is then prepared for implementation by the Labor Department of the Company after being considered and approved by the Board of the Company. Salary for the Company’s staff mainly comprises basic salary, performance-based salary and benefit plans. The basic salary includes salary in respect of the position, salary in respect of skills and various allowances and subsidies accounted for under salary payable in accordance with regulations. Performance-based salary refers to salary calculated on the basis of economic benefits and social benefits, or piece-rate pay calculated on the basis of workload, or performance-based salary calculated on the basis of job performance. Benefit plans include various social insurance and housing funds paid as required by relevant policies. Please refer to Note 30 to the financial statements for the total wages and benefits paid by the Company to its employees during the reporting period. In the process of distributing staff salaries, the Company always adheres to the principles of distribution based on labor, efficiency and fairness. It follows that distribution of staff salary is determined on the premise of macro-control, on the basis of job evaluation, and on the foundation of staff performance appraisal, which plays an important role in the distribution system of the Company’s incentive mechanism and mobilizing the initiative of employees. (3) Training Plan During the reporting period, the Company had a total of 114 occupational education management personnel and a total of 708,020 people participating in vocational training, which mainly include training on job standardization, adaptability, qualification and continuing education. The annual training plan of the Company for the year was 100% completed and the training expenses amounted to approximately RMB52.8 million. (4) Employee insurance and benefits plan Pursuant to applicable national policies and industrial regulations, the Company provides its employees with a series of insurance and benefits plans that mainly include housing fund, retirement pension (basic medical insurance and supplemental retirement pension), medical insurance (basic medical insurance, supplemental medical insurance and maternity insurance), work-related injury insurance and unemployment insurance. (5) Retirement plan As of the end of the reporting period, the Company has not implemented any retirement plan.080 081 (2) Remuneration policy The Company conducts budget management in relation to remuneration issues, and the annual salary budget is jointly formulated by the Budget Department and Labor Department of the Company at the beginning of each year. Such budget is first discussed and approved at the meeting of the General Manager’s office, and is then prepared for implementation by the Labor Department of the Company after being considered and approved by the Board of the Company. Salary for the Company’s staff mainly comprises basic salary, performance-based salary and benefit plans. The basic salary includes salary in respect of the position, salary in respect of skills and various allowances and subsidies accounted for under salary payable in accordance with regulations. Performance-based salary refers to salary calculated on the basis of economic benefits and social benefits, or piece-rate pay calculated on the basis of workload, or performance-based salary calculated on the basis of job performance. Benefit plans include various social insurance and housing funds paid as required by relevant policies. Please refer to Note 30 to the financial statements for the total wages and benefits paid by the Company to its employees during the reporting period. In the process of distributing staff salaries, the Company always adheres to the principles of distribution based on labor, efficiency and fairness. It follows that distribution of staff salary is determined on the premise of macro-control, on the basis of job evaluation, and on the foundation of staff performance appraisal, which plays an important role in the distribution system of the Company’s incentive mechanism and mobilizing the initiative of employees. (3) Training Plan During the reporting period, the Company had a total of 114 occupational education management personnel and a total of 708,020 people participating in vocational training, which mainly include training on job standardization, adaptability, qualification and continuing education. The annual training plan of the Company for the year was 100% completed and the training expenses amounted to approximately RMB52.8 million. (4) Employee insurance and benefits plan Pursuant to applicable national policies and industrial regulations, the Company provides its employees with a series of insurance and benefits plans that mainly include housing fund, retirement pension (basic medical insurance and supplemental retirement pension), medical insurance (basic medical insurance, supplemental medical insurance and maternity insurance), work-related injury insurance and unemployment insurance. (5) Retirement plan As of the end of the reporting period, the Company has not implemented any retirement plan.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT Chapter 9 Corporate Governance 1. INFORMATION REGARDING CORPORATE GOVERNANCE Since the listing of the Company on the SEHK and the NYSE in 1996 and on the SSE in 2006, the Company has been continuously improving its corporate governance structure, perfecting its internal control and management systems, enhancing information disclosures and regulating its operation in accordance with the relevant domestic and overseas Listing Rules and regulatory requirements after taking into account of the actual state of affairs of the Company. Participants in general meetings, the Board and the Supervisory Committee of the Company have clearly defined powers and duties, each assuming and performing its specific responsibilities and making its own decisions in an independent, efficient and transparent manner. Currently, there are no material differences between the Company’s corporate governance structure and the regulatory requirements as set by regulatory authorities in the place of listing of the Company’s stocks. During the reporting period, pursuant to the regulatory requirements for the internal control of listed companies set out by domestic and overseas securities regulatory bodies, the Company completed the self-assessment on internal control and relevant auditing works for the year of 2018. It also amended the Articles, the Rules for the Implmentation of Cumulative Voting , and the Measures for the Assessment of Operation Performance of the Company , and at the same time established a series of internal management mechanisms such as the Measures for the Management of Allocating Directors of the Company , the Meaures for the Management of Allocating Supervisors of the Company , and the Measures for the Assessement and Evaluation of Contracts and Accountability of the Company , altogether further improving the Company’s corporate governance and internal controls to promote the sound and sustainable developments of the Company. During the reporting period, in view of the highly centralized systematic transportation management on the national railway network, it was necessary for the Company’s largest shareholder, GRGC, to obtain the Company’s financial information and the Company’s monthly financial data summaries during the reporting period, in order to exercise its administrative functions as an industry leader granted by laws and administrative regulations. In view of this, the Company duly complied with regulations set out in the Management Rules on Inside Information and Insiders , enhanced the management of non-public information, reminded its shareholders to promptly fulfill their obligations with respect to confidentiality and the prevention of insider trading. Improvement of corporate governance is a long-term systematic project, which requires continuous improvement and enhancement. As it always has, the Company will continue to promptly update and improve its internal systems in accordance with the relevant regulations, promptly identify and solve problems, strengthen its management foundation and enhance its awareness of standardized operation and level of governance to promote the regulated, healthy and sustainable development of the Company. Is there any significant difference between the corporate governance and requirements of related regulations of CSRC? If there is significant difference, explanations shall be made. Applicable ✓ Not applicableGUANGSHEN RAILWAY 2019 ANNUAL REPORT Chapter 9 Corporate Governance 1. INFORMATION REGARDING CORPORATE GOVERNANCE Since the listing of the Company on the SEHK and the NYSE in 1996 and on the SSE in 2006, the Company has been continuously improving its corporate governance structure, perfecting its internal control and management systems, enhancing information disclosures and regulating its operation in accordance with the relevant domestic and overseas Listing Rules and regulatory requirements after taking into account of the actual state of affairs of the Company. Participants in general meetings, the Board and the Supervisory Committee of the Company have clearly defined powers and duties, each assuming and performing its specific responsibilities and making its own decisions in an independent, efficient and transparent manner. Currently, there are no material differences between the Company’s corporate governance structure and the regulatory requirements as set by regulatory authorities in the place of listing of the Company’s stocks. During the reporting period, pursuant to the regulatory requirements for the internal control of listed companies set out by domestic and overseas securities regulatory bodies, the Company completed the self-assessment on internal control and relevant auditing works for the year of 2018. It also amended the Articles, the Rules for the Implmentation of Cumulative Voting , and the Measures for the Assessment of Operation Performance of the Company , and at the same time established a series of internal management mechanisms such as the Measures for the Management of Allocating Directors of the Company , the Meaures for the Management of Allocating Supervisors of the Company , and the Measures for the Assessement and Evaluation of Contracts and Accountability of the Company , altogether further improving the Company’s corporate governance and internal controls to promote the sound and sustainable developments of the Company. During the reporting period, in view of the highly centralized systematic transportation management on the national railway network, it was necessary for the Company’s largest shareholder, GRGC, to obtain the Company’s financial information and the Company’s monthly financial data summaries during the reporting period, in order to exercise its administrative functions as an industry leader granted by laws and administrative regulations. In view of this, the Company duly complied with regulations set out in the Management Rules on Inside Information and Insiders , enhanced the management of non-public information, reminded its shareholders to promptly fulfill their obligations with respect to confidentiality and the prevention of insider trading. Improvement of corporate governance is a long-term systematic project, which requires continuous improvement and enhancement. As it always has, the Company will continue to promptly update and improve its internal systems in accordance with the relevant regulations, promptly identify and solve problems, strengthen its management foundation and enhance its awareness of standardized operation and level of governance to promote the regulated, healthy and sustainable development of the Company. Is there any significant difference between the corporate governance and requirements of related regulations of CSRC? If there is significant difference, explanations shall be made. Applicable ✓ Not applicable

084 085 II. SUMMARY OF GENERAL MEETINGS (1) General meetings held during the reporting period Media in which resolutions Date of Session of meeting Date were disclosed disclosure 2018 Annual General 13 June 2019 Website of SSE (www.sse.com.cn) 14 June 2019 Meeting HKEXnews website of SEHK 13 June 2019 (www.hkexnews.hk) The first Extraordinary 23 December 2019 Website of SSE (www.sse.com.cn) 24 December 2019 General Meeting of 2019 HKEXnews website of SEHK 23 December 2019 (www.hkexnews.hk) (2) Important event for the attention of shareholders in the coming year The Company plans to convene the 2019 Annual General Meeting, during which it will conduct votes and make resolutions on issues including the profit distribution plan. With respect to the specific arrangements for the 2019 Annual General Meeting, investors are advised to pay attention to and carefully read the “Notice of 2019 Annual General Meeting” which will be published on the website of the SSE (http://www.sse.com. cn), the HKExnews website of the SEHK (http://www.hkexnews.hk) and the Company’s website (http://www. gsrc.com) in due course.084 085 II. SUMMARY OF GENERAL MEETINGS (1) General meetings held during the reporting period Media in which resolutions Date of Session of meeting Date were disclosed disclosure 2018 Annual General 13 June 2019 Website of SSE (www.sse.com.cn) 14 June 2019 Meeting HKEXnews website of SEHK 13 June 2019 (www.hkexnews.hk) The first Extraordinary 23 December 2019 Website of SSE (www.sse.com.cn) 24 December 2019 General Meeting of 2019 HKEXnews website of SEHK 23 December 2019 (www.hkexnews.hk) (2) Important event for the attention of shareholders in the coming year The Company plans to convene the 2019 Annual General Meeting, during which it will conduct votes and make resolutions on issues including the profit distribution plan. With respect to the specific arrangements for the 2019 Annual General Meeting, investors are advised to pay attention to and carefully read the “Notice of 2019 Annual General Meeting” which will be published on the website of the SSE (http://www.sse.com. cn), the HKExnews website of the SEHK (http://www.hkexnews.hk) and the Company’s website (http://www. gsrc.com) in due course.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT III. PERFORMANCE OF DUTIES BY DIRECTORS (1) Attendance at Board meetings and general meetings by Directors Attendance at Attendance at Board meetings general meetings Whether the Number of Number of Whether two Director is an Board meetings Number of meetings attended Number of consecutive Board Number of Independent to be attended meetings attended by way of meetings attended Number of meetings were general meetings Name of Director Director this year in person telecommunication by proxy absences not attended attended Wu Yong No 55500 No 2 Hu Lingling No 55500 No 2 Guo Ji’an No 55500 No 0 Guo Jiming No 11100 No 1 Yu Zhiming* No 44400 No 1 Zhang Zhe No 11100 No 1 Chen Xiaomei* No 44400 No 0 Guo Xiangdong No 11100 No 1 Luo Qing* No 44400 No 1 Chen Song Yes 55500 No 1 Jia Jianmin Yes 55500 No 1 Wang Yunting Yes 55500 No 0 Note: “*” means that the person had resigned during the reporting period. During the reporting period, there was no incident of non-attendance in person by Directors at two consecutive Board meetings. Number of Board meetings held during the year 5 Including: Number of on-site meetings 0 Number of meetings held by way of telecommunication 5 Number of meetings held on-site combined with telecommunication 0 GUANGSHEN RAILWAY 2019 ANNUAL REPORT III. PERFORMANCE OF DUTIES BY DIRECTORS (1) Attendance at Board meetings and general meetings by Directors Attendance at Attendance at Board meetings general meetings Whether the Number of Number of Whether two Director is an Board meetings Number of meetings attended Number of consecutive Board Number of Independent to be attended meetings attended by way of meetings attended Number of meetings were general meetings Name of Director Director this year in person telecommunication by proxy absences not attended attended Wu Yong No 55500 No 2 Hu Lingling No 55500 No 2 Guo Ji’an No 55500 No 0 Guo Jiming No 11100 No 1 Yu Zhiming* No 44400 No 1 Zhang Zhe No 11100 No 1 Chen Xiaomei* No 44400 No 0 Guo Xiangdong No 11100 No 1 Luo Qing* No 44400 No 1 Chen Song Yes 55500 No 1 Jia Jianmin Yes 55500 No 1 Wang Yunting Yes 55500 No 0 Note: “*” means that the person had resigned during the reporting period. During the reporting period, there was no incident of non-attendance in person by Directors at two consecutive Board meetings. Number of Board meetings held during the year 5 Including: Number of on-site meetings 0 Number of meetings held by way of telecommunication 5 Number of meetings held on-site combined with telecommunication 0

086 087 (2) Performance of duties by Independent Directors 1. Attendance at meetings During the reporting period, the Company held 2 general meetings, 5 Board meetings and 7 Audit Committee meetings. The Company did not hold any Remuneration Committee meeting. All Independent Directors attended all the meetings either in person or by proxy. Please see the relevant part of “Attendance at Board meetings and general meetings by Directors” and “Audit Committee” of this chapter for details. 2. Objection to related matters of the Company by Independent Directors During the reporting period, the Independent Directors of the Company did not raise any objection to the resolutions raised at the meetings of the Board or other matters which were not the resolutions of the Board meetings. 3. Recommendations for the Company and approval During the reporting period, all Independent Directors of the Company faithfully performed their responsibilities and obligations stipulated by laws, regulations, the Articles and the Work Rules of Independent Directors with an attitude of responsibility towards all of the shareholders of the Company. They showed solicitude for the Company’s operation and compliance with laws, actively participated in Board meetings and related meetings, carefully reviewed each of the resolutions proposed at the meetings, made valuable suggestions and offered opinions on important project investments, operations and management of the Company based on their professional knowledge. They also raised independent opinions according to relevant rules and facts according to their knowledge of the material affairs of the Company, such as external guarantees, changes of directors, engagements of senior management and related party transactions. During the process of preparation and disclosure of the annual report, the Independent Directors fulfilled the duties required by the securities regulatory authorities and the Annual Report Working Rules of the Audit Committee and Independent Directors . They performed their duties in a proactive manner, and communicated with the Company and finance and auditing firms adequately and carefully raised practical suggestions. The Independent Directors exerted their independent functions adequately and ensured the legitimate rights and interests of the shareholders, especially minority shareholders, of the Company. Firstly, the Independent Directors recommended the Company to cooperate with the external auditor in relation to the auditing of the 2018 Annual Report in accordance with the agreed audit arrangements. The Company promptly provided the accounting information and other relevant information required for the audit to ensure the audit quality of the 2018 Annual Report. Secondly, they recommended the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as the domestic auditor and PricewaterhouseCoopers as the international auditor of the Company for 2019. The above resolutions for the re-appointment of domestic and international auditors were passed upon consideration at the tenth meeting of the eighth session of the Board and the 2018 Annual General Meeting of the Company.086 087 (2) Performance of duties by Independent Directors 1. Attendance at meetings During the reporting period, the Company held 2 general meetings, 5 Board meetings and 7 Audit Committee meetings. The Company did not hold any Remuneration Committee meeting. All Independent Directors attended all the meetings either in person or by proxy. Please see the relevant part of “Attendance at Board meetings and general meetings by Directors” and “Audit Committee” of this chapter for details. 2. Objection to related matters of the Company by Independent Directors During the reporting period, the Independent Directors of the Company did not raise any objection to the resolutions raised at the meetings of the Board or other matters which were not the resolutions of the Board meetings. 3. Recommendations for the Company and approval During the reporting period, all Independent Directors of the Company faithfully performed their responsibilities and obligations stipulated by laws, regulations, the Articles and the Work Rules of Independent Directors with an attitude of responsibility towards all of the shareholders of the Company. They showed solicitude for the Company’s operation and compliance with laws, actively participated in Board meetings and related meetings, carefully reviewed each of the resolutions proposed at the meetings, made valuable suggestions and offered opinions on important project investments, operations and management of the Company based on their professional knowledge. They also raised independent opinions according to relevant rules and facts according to their knowledge of the material affairs of the Company, such as external guarantees, changes of directors, engagements of senior management and related party transactions. During the process of preparation and disclosure of the annual report, the Independent Directors fulfilled the duties required by the securities regulatory authorities and the Annual Report Working Rules of the Audit Committee and Independent Directors . They performed their duties in a proactive manner, and communicated with the Company and finance and auditing firms adequately and carefully raised practical suggestions. The Independent Directors exerted their independent functions adequately and ensured the legitimate rights and interests of the shareholders, especially minority shareholders, of the Company. Firstly, the Independent Directors recommended the Company to cooperate with the external auditor in relation to the auditing of the 2018 Annual Report in accordance with the agreed audit arrangements. The Company promptly provided the accounting information and other relevant information required for the audit to ensure the audit quality of the 2018 Annual Report. Secondly, they recommended the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as the domestic auditor and PricewaterhouseCoopers as the international auditor of the Company for 2019. The above resolutions for the re-appointment of domestic and international auditors were passed upon consideration at the tenth meeting of the eighth session of the Board and the 2018 Annual General Meeting of the Company.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

4. On-site working and inspection

During the reporting period, the Independent Directors of the Company mainly participated in on-site meetings to gain knowledge of the Company's daily operations. They also communicated with other Directors, senior management and related staff of the Company through telephone and emails as detailed below:

Time	Matter	Venue	Participant
13 June 2019	Attended the 2018 Annual General Meeting	Headquarters of the Company	Chen Song
23 December 2019	Attended the first Extraordinary General Meeting of 2019	Headquarters of the Company	Jia Jianmin

5. Expression of independent opinions

During the reporting period, the Independent Directors of the Company expressed independent opinions as follows:

Time	Meeting	Matter	Type of opinion
27 March 2019	The tenth meeting of the eighth session of the Board	Explanation and independent opinion on the external guarantees of the Company	During the reporting period, the Company had no external guarantees.
29 October 2019	The thirteenth meeting of the eighth session of the Board	Independent opinion on the daily connected/continuing connected transactions between the Company and CSRG	The transactions were entered into in the ordinary course of business of the Company and on normal commercial terms, and the terms thereof are fair and reasonable and in the interests of the Company and its shareholders as a whole.
		Independent opinion on the engagement of Mr. Tang Xiangdong as the Deputy General Manager and the Secretary of the Board, and the engagement of Mr. Luo Xinpeng as the Chief Accountant of the Company	After reviewing the related nomination documents and materials of the proposed personnel, it was confirmed that their qualifications were eligible and the engagement processes were legal. Thus, the engagement of these personnel by the Board was agreed.

088
—
089

Time	Meeting	Matter	Type of opinion
23 December 2019	The first Extraordinary General Meeting of 2019	Independent opinion on the nomination of Mr. Guo Jiming, Mr. Zhang Zhe and Mr. Guo Xiangdong by GRGC as the candidates for appointment as the Company's Non-independent Directors of the eighth session of the Board	After reviewing the related nomination documents and materials of the candidates, it was confirmed that their qualifications were legal. Thus, the recommendation of these candidates by the Independent Directors at the general meeting was agreed.
30 December 2019	The fourteenth meeting of the eighth session of the Board	Independent opinion on the connected transactions related to the acquisition of assets between the Company, SR and GMSR, etc.	The transactions were entered into in the ordinary course of business of the Company and on normal commercial terms, and the terms thereof are fair and reasonable and in the interests of the Company and its shareholders as a whole.

IV. IMPORTANT OPINIONS AND SUGGESTIONS OFFERED BY SPECIAL COMMITTEES UNDER THE BOARD IN THE PERFORMANCE OF THEIR DUTIES DURING THE REPORTING PERIOD, AND DISCLOSURES OF DETAILS PROVIDED IN THE EVENT OF OBJECTION

During the reporting period, special committees under the Board did not make important opinions and suggestions in the performance of their duties and there was no matter of objection.

V. EXPLANATION OF EXISTENCE OF RISKS BY THE SUPERVISORY COMMITTEE

During the reporting period, the Supervisory Committee made no objection to the matters of supervision.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT VI. INABILITY OF THE COMPANY AND ITS CONTROLLING SHAREHOLDERS TO ENSURE INDEPENDENCE AND MAINTAIN THEIR CAPACITY AS AN INDEPENDENT OPERATION IN TERMS OF BUSINESS, PERSONNEL, ASSETS, ORGANIZATION AND FINANCE During the reporting period, the Company maintained autonomy in operation and finance, and maintained independence from the largest shareholder, GRGC, with respect to its business, staff, assets, organization and finance. Existing peer competition and corresponding work progress and follow-up work plans of the Company Applicable ✓ Not applicable VII. ESTABLISHMENT AND IMPLEMENTATION OF THE COMPANY’S APPRAISAL MECHANISM AND INCENTIVE MECHANISM FOR SENIOR MANAGEMENT DURING THE REPORTING PERIOD In order to strengthen the incentives to and restrictions on senior management, motivate the senior management to enhance their management capabilities and level, and review and evaluate the work and performance of the individual members of senior management, the Company implements an objective responsibility assessment mechanism for senior management, under which the Board and the senior management of the Company and its subsidiaries signed target assessment responsibility letters at the beginning of every year, and the indicators for such assessment include passenger and freight transportation volume, revenue from transportation, safety, costs, profit and management. After the assessment period, the Company provides incentive awards on an individual basis based on the completion of targets and tasks by individual members of senior management and the assessment results. VIII. DISCLOSURE OF THE REPORT OF SELF-ASSESSMENT ON INTERNAL CONTROL During the reporting period, the Board of the Company continued to comply with the relevant domestic and overseas requirements, and carried out a self-assessment of the effectiveness of its internal control. For details of the assessment report, please refer to the Report on Internal Control 2019 disclosed on the website of SSE (http://www.sse.com.cn), the HKEXnews website of SEHK (http://www.hkexnews.hk) and the website of the Company (http://www.gsrc.com). Explanation on significant deficiencies in internal control during the reporting period Applicable ✓ Not applicableGUANGSHEN RAILWAY 2019 ANNUAL REPORT VI. INABILITY OF THE COMPANY AND ITS CONTROLLING SHAREHOLDERS TO ENSURE INDEPENDENCE AND MAINTAIN THEIR CAPACITY AS AN INDEPENDENT OPERATION IN TERMS OF BUSINESS, PERSONNEL, ASSETS, ORGANIZATION AND FINANCE During the reporting period, the Company maintained autonomy in operation and finance, and maintained independence from the largest shareholder, GRGC, with respect to its business, staff, assets, organization and finance. Existing peer competition and corresponding work progress and follow-up work plans of the Company Applicable ✓ Not applicable VII. ESTABLISHMENT AND IMPLEMENTATION OF THE COMPANY’S APPRAISAL MECHANISM AND INCENTIVE MECHANISM FOR SENIOR MANAGEMENT DURING THE REPORTING PERIOD In order to strengthen the incentives to and restrictions on senior management, motivate the senior management to enhance their management capabilities and level, and review and evaluate the work and performance of the individual members of senior management, the Company implements an objective responsibility assessment mechanism for senior management, under which the Board and the senior management of the Company and its subsidiaries signed target assessment responsibility letters at the beginning of every year, and the indicators for such assessment include passenger and freight transportation volume, revenue from transportation, safety, costs, profit and management. After the assessment period, the Company provides incentive awards on an individual basis based on the completion of targets and tasks by individual members of senior management and the assessment results. VIII. DISCLOSURE OF THE REPORT OF SELF-ASSESSMENT ON INTERNAL CONTROL During the reporting period, the Board of the Company continued to comply with the relevant domestic and overseas requirements, and carried out a self-assessment of the effectiveness of its internal control. For details of the assessment report, please refer to the Report on Internal Control 2019 disclosed on the website of SSE (http://www.sse.com.cn), the HKEXnews website of SEHK (http://www.hkexnews.hk) and the website of the Company (http://www.gsrc.com). Explanation on significant deficiencies in internal control during the reporting period Applicable ✓ Not applicable

090 091 IX. INFORMATION ON THE AUDIT REPORT ON INTERNAL CONTROL PricewaterhouseCoopers Zhong Tian LLP has assessed the efficacy of the internal control system related to the financial reporting by the Board, and has issued an unqualified audit report. For details of the audit report, please refer to the Audit Report of Internal Control disclosed on the website of SSE (http://www.sse. com.cn), the HKEXnews website of SEHK (http://www.hkexnews.hk) and the website of the Company (http:// www.gsrc.com). Will the Company disclose the audit report on internal control? Yes X. CORPORATE GOVERNANCE REPORT (1) Compliance with the Corporate Governance Code Apart from the provision of the Corporate Governance Code regarding the establishment of a nomination committee, as far as the Company and its Directors are aware, during the reporting period, the Company has complied with the relevant code provisions set out in the Corporate Governance Code in Appendix 14 to the Listing Rules of SEHK. Meanwhile, the Company has applied the principles set out in the Corporate Governance Code to its corporate governance structure and practices. As at the end of the reporting period, the Board of the Company decided not to set up a nomination committee after prudent consideration of the policy environment and background of the industry in which the Company operates, as well as the corporate governance structure over time. According to the requirements of the Articles and the Procedures for Shareholders to Nominate a Person for Election as a Director, upon the expiration of the term of a director of the Company or in the event of a vacancy following the resignation of a director of the Company, shareholders individually or collectively holding 3% or more of the issued shares of the Company may nominate a candidate to be a non-independent director by way of written proposal to the Company; and shareholders individually or collectively holding 1% or more of the issued shares of the Company may nominate a candidate to be an independent director by way of written proposal to the Company. Directors of the Company shall be elected at general meetings for a term of office of three years. Upon expiration of his or her term, the director shall be entitled to be re-elected.090 091 IX. INFORMATION ON THE AUDIT REPORT ON INTERNAL CONTROL PricewaterhouseCoopers Zhong Tian LLP has assessed the efficacy of the internal control system related to the financial reporting by the Board, and has issued an unqualified audit report. For details of the audit report, please refer to the Audit Report of Internal Control disclosed on the website of SSE (http://www.sse. com.cn), the HKEXnews website of SEHK (http://www.hkexnews.hk) and the website of the Company (http:// www.gsrc.com). Will the Company disclose the audit report on internal control? Yes X. CORPORATE GOVERNANCE REPORT (1) Compliance with the Corporate Governance Code Apart from the provision of the Corporate Governance Code regarding the establishment of a nomination committee, as far as the Company and its Directors are aware, during the reporting period, the Company has complied with the relevant code provisions set out in the Corporate Governance Code in Appendix 14 to the Listing Rules of SEHK. Meanwhile, the Company has applied the principles set out in the Corporate Governance Code to its corporate governance structure and practices. As at the end of the reporting period, the Board of the Company decided not to set up a nomination committee after prudent consideration of the policy environment and background of the industry in which the Company operates, as well as the corporate governance structure over time. According to the requirements of the Articles and the Procedures for Shareholders to Nominate a Person for Election as a Director, upon the expiration of the term of a director of the Company or in the event of a vacancy following the resignation of a director of the Company, shareholders individually or collectively holding 3% or more of the issued shares of the Company may nominate a candidate to be a non-independent director by way of written proposal to the Company; and shareholders individually or collectively holding 1% or more of the issued shares of the Company may nominate a candidate to be an independent director by way of written proposal to the Company. Directors of the Company shall be elected at general meetings for a term of office of three years. Upon expiration of his or her term, the director shall be entitled to be re-elected.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT (2) Securities transactions by Directors, Supervisors and senior management, and interests in competing business The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules of SEHK and the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Listed Companies and the Changes Thereof (Zheng Jian Gong Si Zi [2007] No. 56) of the CSRC as its own code of conduct regarding securities transactions of the Directors of the Company. The Company formulated the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Guangshen Railway Company Limited and the Changes Thereof , which was approved at the twenty-second meeting of the fourth session of the Board. After making specific enquiries with all the Directors, Supervisors and senior management, the Company confirms that during the reporting period, all the Directors, Supervisors and senior management complied with the required standard set out in the abovementioned code, rules and regulations and system requirements. After making specific enquiries with all the Executive Directors, Non-executive Directors and Supervisors, the Company confirms that during the reporting period, none of the Directors, Non-executive Directors and Supervisors held any interests in businesses that compete or may compete with the businesses of the Company directly or indirectly. (3) The Board As of the date of this report, the Board of the Company is composed of nine Directors, including Mr. Wu Yong (Chairman of the Board and Executive Director), Mr. Hu Lingling (Executive Director), Mr. Guo Xiangdong (Executive Director), Mr. Guo Ji’an (Non-executive Director), Mr. Guo Jiming (Non-executive Director), Mr. Zhang Zhe (Non-executive Director), Mr. Chen Song (Independent Non-executive Director), Mr. Jia Jianmin (Independent Non-executive Director) and Mr. Wang Yunting (Independent Non-executive Director). The Board leads the Company in a responsible attitude and effective manner. The Board is responsible for devising and reviewing the Company’s development strategies and planning, reviewing and approving the annual budget and business plans, recommending proposals of dividends, ensuring the implementation of an effective internal control system and supervising the performance of the management in accordance with the Articles, the rules of procedure of the general meetings and the rules of procedure of the Board meetings.GUANGSHEN RAILWAY 2019 ANNUAL REPORT (2) Securities transactions by Directors, Supervisors and senior management, and interests in competing business The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules of SEHK and the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Listed Companies and the Changes Thereof (Zheng Jian Gong Si Zi [2007] No. 56) of the CSRC as its own code of conduct regarding securities transactions of the Directors of the Company. The Company formulated the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Guangshen Railway Company Limited and the Changes Thereof , which was approved at the twenty-second meeting of the fourth session of the Board. After making specific enquiries with all the Directors, Supervisors and senior management, the Company confirms that during the reporting period, all the Directors, Supervisors and senior management complied with the required standard set out in the abovementioned code, rules and regulations and system requirements. After making specific enquiries with all the Executive Directors, Non-executive Directors and Supervisors, the Company confirms that during the reporting period, none of the Directors, Non-executive Directors and Supervisors held any interests in businesses that compete or may compete with the businesses of the Company directly or indirectly. (3) The Board As of the date of this report, the Board of the Company is composed of nine Directors, including Mr. Wu Yong (Chairman of the Board and Executive Director), Mr. Hu Lingling (Executive Director), Mr. Guo Xiangdong (Executive Director), Mr. Guo Ji’an (Non-executive Director), Mr. Guo Jiming (Non-executive Director), Mr. Zhang Zhe (Non-executive Director), Mr. Chen Song (Independent Non-executive Director), Mr. Jia Jianmin (Independent Non-executive Director) and Mr. Wang Yunting (Independent Non-executive Director). The Board leads the Company in a responsible attitude and effective manner. The Board is responsible for devising and reviewing the Company’s development strategies and planning, reviewing and approving the annual budget and business plans, recommending proposals of dividends, ensuring the implementation of an effective internal control system and supervising the performance of the management in accordance with the Articles, the rules of procedure of the general meetings and the rules of procedure of the Board meetings.

092 093 The management of the Company is led by the General Manager, who is responsible for the daily operation of the Company. The General Manager supervises daily business operations, development planning and implementation under the assistance of the Deputy General Manager, and is responsible to the Board for all businesses of the Company. The Board is comprised of nine members, including three Independent Non-executive Directors. The Directors’ diverse backgrounds reflect their different cultural and educational backgrounds and extensive experiences in various industries. The Directors, mostly ranging from 40 to 60 years old, possess the appropriate qualifications related to the businesses of the Company, and are therefore able to provide recommendations to the management from multiple perspectives with diversified modes of thinking. The names, biographical details and occupations of the Directors of the Company are set out in the chapter “Directors, Supervisors, Senior Management and Employees” in this annual report. The Company provides information on business development to all Directors of the Company, including statements of various forms, documents and minutes of meetings. The Independent Directors promptly obtain in-depth knowledge of the operating situation of the Company through reports of the management of the Company regarding production and on-site investigation. The Company undertakes to provide Independent Directors with the working conditions necessary for the performance of their duties. The Secretary of the Board actively assists the Independent Directors in performing their duties, and other relevant personnel of the Company would cooperate with the Independent Directors as needed to perform their duties. The fees required for the engagement of intermediaries and discharge of other duties by the Independent Directors are borne by the Company so that the Independent Directors can effectively perform their duties. During the reporting period, the Board held 5 meetings in total. For details of the attendance of the Directors at the Board meetings, please refer to the relevant parts of “Performance of Duties by Directors” in this chapter. There is no financial, business, family or other material/connected relationship between members of the Board and the Chairman of the Board and the General Manager. The Board has established the Audit Committee and the Remuneration Committee to supervise the relevant affairs of the Company. Each committee has specific responsibilities, and reports and gives advice to the Board on a regular basis.092 093 The management of the Company is led by the General Manager, who is responsible for the daily operation of the Company. The General Manager supervises daily business operations, development planning and implementation under the assistance of the Deputy General Manager, and is responsible to the Board for all businesses of the Company. The Board is comprised of nine members, including three Independent Non-executive Directors. The Directors’ diverse backgrounds reflect their different cultural and educational backgrounds and extensive experiences in various industries. The Directors, mostly ranging from 40 to 60 years old, possess the appropriate qualifications related to the businesses of the Company, and are therefore able to provide recommendations to the management from multiple perspectives with diversified modes of thinking. The names, biographical details and occupations of the Directors of the Company are set out in the chapter “Directors, Supervisors, Senior Management and Employees” in this annual report. The Company provides information on business development to all Directors of the Company, including statements of various forms, documents and minutes of meetings. The Independent Directors promptly obtain in-depth knowledge of the operating situation of the Company through reports of the management of the Company regarding production and on-site investigation. The Company undertakes to provide Independent Directors with the working conditions necessary for the performance of their duties. The Secretary of the Board actively assists the Independent Directors in performing their duties, and other relevant personnel of the Company would cooperate with the Independent Directors as needed to perform their duties. The fees required for the engagement of intermediaries and discharge of other duties by the Independent Directors are borne by the Company so that the Independent Directors can effectively perform their duties. During the reporting period, the Board held 5 meetings in total. For details of the attendance of the Directors at the Board meetings, please refer to the relevant parts of “Performance of Duties by Directors” in this chapter. There is no financial, business, family or other material/connected relationship between members of the Board and the Chairman of the Board and the General Manager. The Board has established the Audit Committee and the Remuneration Committee to supervise the relevant affairs of the Company. Each committee has specific responsibilities, and reports and gives advice to the Board on a regular basis.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT (4) Board diversity policy In December 2018, the Company established its Board Diversity Policy. Under such policy, the Board shall consider and adopt measurable objectives for achieving diversity of Board members each year. When selecting candidates, the Board shall consider a wide range of factors regarding diversity, including but not limited to gender, cultural and educational background, region, industry and professional experiences, acquired knowledge and length of service, and the Company shall also incorporate its corporate features and specific requirements to reach a final decision, having due regard to the candidates’ level of qualifications reflected by objective criteria and the benefits of diversity on the Board members. The Board will monitor the implementation of such policy, as well as the progress of measurable objectives in relation to the diversity and whether these objectives have been achieved. The Board will also evaluate the policy at appropriate times in order to ensure the effectiveness of the policy. The Board will discuss and adopt any necessary amendments. (5) Chairman of the Board and General Manager Mr. Wu Yong and Mr. Hu Lingling are the Chairman of the Board and the General Manager of the Company respectively. The Chairman of the Board is responsible for leading the Board and ensuring that all key and appropriate issues are discussed by the Board in a timely manner. The Company does not have a chief executive officer and the relevant duties of a chief executive officer (including the implementation of annual business plans and investment proposals of the Company and decision-making on production, operation and management, etc.) are performed by the General Manager of the Company. (6) Tenure of Non-executive Directors and confirmation of independence of Independent Non-executive Directors For a discussion of the tenure of the existing Non-executive Directors of the Company, please refer to the relevant part of the section headed “Directors, Supervisors, Senior Management and Employees” in this annual report. The Company has received annual confirmation letters for this year from all Independent Non-executive Directors, with respect to their independence pursuant to Rule 3.13 of the Listing Rules of SEHK. The Company concurs with their finding of independence.GUANGSHEN RAILWAY 2019 ANNUAL REPORT (4) Board diversity policy In December 2018, the Company established its Board Diversity Policy. Under such policy, the Board shall consider and adopt measurable objectives for achieving diversity of Board members each year. When selecting candidates, the Board shall consider a wide range of factors regarding diversity, including but not limited to gender, cultural and educational background, region, industry and professional experiences, acquired knowledge and length of service, and the Company shall also incorporate its corporate features and specific requirements to reach a final decision, having due regard to the candidates’ level of qualifications reflected by objective criteria and the benefits of diversity on the Board members. The Board will monitor the implementation of such policy, as well as the progress of measurable objectives in relation to the diversity and whether these objectives have been achieved. The Board will also evaluate the policy at appropriate times in order to ensure the effectiveness of the policy. The Board will discuss and adopt any necessary amendments. (5) Chairman of the Board and General Manager Mr. Wu Yong and Mr. Hu Lingling are the Chairman of the Board and the General Manager of the Company respectively. The Chairman of the Board is responsible for leading the Board and ensuring that all key and appropriate issues are discussed by the Board in a timely manner. The Company does not have a chief executive officer and the relevant duties of a chief executive officer (including the implementation of annual business plans and investment proposals of the Company and decision-making on production, operation and management, etc.) are performed by the General Manager of the Company. (6) Tenure of Non-executive Directors and confirmation of independence of Independent Non-executive Directors For a discussion of the tenure of the existing Non-executive Directors of the Company, please refer to the relevant part of the section headed “Directors, Supervisors, Senior Management and Employees” in this annual report. The Company has received annual confirmation letters for this year from all Independent Non-executive Directors, with respect to their independence pursuant to Rule 3.13 of the Listing Rules of SEHK. The Company concurs with their finding of independence.

094 095 (7) Remuneration Committee and remuneration of Directors Members of the Remuneration Committee of the Company are appointed by the Board. At present, the committee consists of three Independent Non-executive Directors and two Executive Directors, namely, Mr. Chen Song (Chairman of the Remuneration Committee), Mr. Jia Jianmin, Mr. Wang Yunting, Mr. Wu Yong and Mr. Hu Lingling. According to the requirements of the Terms of Reference of the Remuneration Committee of the Company, the principal duties of the Remuneration Committee include reviewing and making recommendations to the Board in respect of the remuneration packages for the Directors and the Supervisors of the Company, as well as approving the terms and conditions of the Executive Directors’ service contracts. The remuneration policy of the Company seeks to provide, in accordance with the Company’s business development strategies, reasonable remuneration to attract and retain high caliber executives. The Remuneration Committee shall obtain benchmark information from internal and external sources in relation to the market standard for remuneration and packages offered in the industry, and consider the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments and recommending the Directors’ and the Supervisors’ emoluments to the Board. The Remuneration Committee is provided with adequate resources from the Company to perform its duties. During the reporting period, the Remuneration Committee of the Company did not convene any meetings. At the 2016 Annual General Meeting held by the Company on 15 June 2017, it was considered and approved that the remuneration and allowances of each of the domestic Independent Non-executive Directors would be RMB100,000 and RMB12,000 per year respectively, and the remuneration and allowances of each of the overseas Independent Non-executive Directors would be HK$150,000 and HK$18,000 per year respectively. For details of the remuneration of Directors during 2019, please refer to the relevant parts of the section headed “Directors, Supervisors, Senior Management and Employees” in this annual report. (8) Audit Committee Members of the Audit Committee are appointed by the Board. At present, the committee consists of three Independent Non-executive Directors, namely Mr. Chen Song (Chairman of the Audit Committee), Mr. Jia Jianmin and Mr. Wang Yunting. They possess appropriate academic and professional qualifications or related financial management expertise. Mr. Tang Xiangdong, who is the Secretary to the Board of the Company, is the secretary of the Audit Committee.094 095 (7) Remuneration Committee and remuneration of Directors Members of the Remuneration Committee of the Company are appointed by the Board. At present, the committee consists of three Independent Non-executive Directors and two Executive Directors, namely, Mr. Chen Song (Chairman of the Remuneration Committee), Mr. Jia Jianmin, Mr. Wang Yunting, Mr. Wu Yong and Mr. Hu Lingling. According to the requirements of the Terms of Reference of the Remuneration Committee of the Company, the principal duties of the Remuneration Committee include reviewing and making recommendations to the Board in respect of the remuneration packages for the Directors and the Supervisors of the Company, as well as approving the terms and conditions of the Executive Directors’ service contracts. The remuneration policy of the Company seeks to provide, in accordance with the Company’s business development strategies, reasonable remuneration to attract and retain high caliber executives. The Remuneration Committee shall obtain benchmark information from internal and external sources in relation to the market standard for remuneration and packages offered in the industry, and consider the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments and recommending the Directors’ and the Supervisors’ emoluments to the Board. The Remuneration Committee is provided with adequate resources from the Company to perform its duties. During the reporting period, the Remuneration Committee of the Company did not convene any meetings. At the 2016 Annual General Meeting held by the Company on 15 June 2017, it was considered and approved that the remuneration and allowances of each of the domestic Independent Non-executive Directors would be RMB100,000 and RMB12,000 per year respectively, and the remuneration and allowances of each of the overseas Independent Non-executive Directors would be HK$150,000 and HK$18,000 per year respectively. For details of the remuneration of Directors during 2019, please refer to the relevant parts of the section headed “Directors, Supervisors, Senior Management and Employees” in this annual report. (8) Audit Committee Members of the Audit Committee are appointed by the Board. At present, the committee consists of three Independent Non-executive Directors, namely Mr. Chen Song (Chairman of the Audit Committee), Mr. Jia Jianmin and Mr. Wang Yunting. They possess appropriate academic and professional qualifications or related financial management expertise. Mr. Tang Xiangdong, who is the Secretary to the Board of the Company, is the secretary of the Audit Committee.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

According to the requirements of the Working Rules of the Audit Committee of the Company (《審核委員會工作條例》), the principal duties of the Audit Committee include but are not limited to reviewing the financial performance of the Company and its subsidiaries and confirming the nature and scope of audit, as well as supervising the establishment of the internal control and compliance of the Company with the relevant laws and regulations. The Audit Committee shall also discuss matters raised by the internal auditors and external auditors of the Company and regulatory authorities to ensure that all appropriate recommendations are implemented. The Audit Committee has been provided with adequate resources to perform its duties. The Board has no disagreement in relation to the Audit Committee's advice on the selection, appointment, resignation or removal of auditors of the Company.

During the reporting period, the Audit Committee held 7 meetings to examine, review and supervise the Company's internal control performance related to financial reporting, review the Company's financial statements and auditing results of the auditors, and recommend the appointment of external auditors to the Board.

The attendance of each member of the Audit Committee is set out as below:

Name of member	Number of meetings to be attended	Number of meetings attended in person	Attendance rate
Chen Song	7	7	100%
Jia Jianmin	7	7	100%
Wang Yunting	7	7	100%

The Audit Committee of the Company discussed the audit plan of the annual report with the external auditors of the Company and urged them to submit the audit report promptly. The Audit Committee reviewed the Company's financial and accounting statements before the external auditors commenced their work and made written suggestions. After the external auditors drafted an initial opinion, the Audit Committee reviewed the statements and made written suggestions again. The Company's 2019 quarterly financial statements, 2019 interim financial statements, and 2019 annual financial statements and results announcements have been reviewed by the Audit Committee.

096 097 (9) Auditors remuneration and related professional fees The Company has appointed PricewaterhouseCoopers Zhong Tian LLP as its domestic auditor and PricewaterhouseCoopers as its international auditor for 2019. As of the end of the reporting period, the Company’s domestic auditor has served a term of 12 consecutive years and its international auditor has served a term of 17 consecutive years. The rotation of people in charge of auditing affairs and endorsing certified public accountant is in compliance with the Requirements on the Regular Rotation of the Endorsing Accountants for Securities and Futures Auditing Services of the CSRC and the Ministry of Finance of the PRC. During the reporting period, the Company paid a remuneration of RMB5.30 million (including an internal control audit fee of RMB300,000) to PricewaterhouseCoopers Zhong Tian LLP and RMB3.10 million to PricewaterhouseCoopers for their annual auditing services of 2019. In addition, the fee that the Company had paid for non-audit services was amounted to RMB930,000. (10) Training of Directors and Company Secretary The Company places high importance on the continuing training of the Directors, Supervisors and senior management. Upon joining the Board, each Director receives materials on training of directors which contains guidance on conduct and other important matters related to governance. Apart from this, the Company provides the latest Directors’ responsibilities handbook to all Directors to inform them of the latest requirements and amendments of the Listing Rules, and encourages all Directors to participate in related training courses and documents the training record of the Directors. During the reporting period, Mr. Guo Xiangdong, the Director of the Company (previously the Deputy General Manager and Secretary of the Board), participated in a series of professional trainings organized by the SSE, SEHK and Hong Kong Institute of Chartered Secretaries, whereas Mr. Tang Xiangdong, the Deputy General Manager and the Secretary of the Board of the Company, participated in the 127th Training Session on the Qualification of Secretary of the Board held by the SSE in addition to completing not less than 15 hours of relevant professional training.096 097 (9) Auditors remuneration and related professional fees The Company has appointed PricewaterhouseCoopers Zhong Tian LLP as its domestic auditor and PricewaterhouseCoopers as its international auditor for 2019. As of the end of the reporting period, the Company’s domestic auditor has served a term of 12 consecutive years and its international auditor has served a term of 17 consecutive years. The rotation of people in charge of auditing affairs and endorsing certified public accountant is in compliance with the Requirements on the Regular Rotation of the Endorsing Accountants for Securities and Futures Auditing Services of the CSRC and the Ministry of Finance of the PRC. During the reporting period, the Company paid a remuneration of RMB5.30 million (including an internal control audit fee of RMB300,000) to PricewaterhouseCoopers Zhong Tian LLP and RMB3.10 million to PricewaterhouseCoopers for their annual auditing services of 2019. In addition, the fee that the Company had paid for non-audit services was amounted to RMB930,000. (10) Training of Directors and Company Secretary The Company places high importance on the continuing training of the Directors, Supervisors and senior management. Upon joining the Board, each Director receives materials on training of directors which contains guidance on conduct and other important matters related to governance. Apart from this, the Company provides the latest Directors’ responsibilities handbook to all Directors to inform them of the latest requirements and amendments of the Listing Rules, and encourages all Directors to participate in related training courses and documents the training record of the Directors. During the reporting period, Mr. Guo Xiangdong, the Director of the Company (previously the Deputy General Manager and Secretary of the Board), participated in a series of professional trainings organized by the SSE, SEHK and Hong Kong Institute of Chartered Secretaries, whereas Mr. Tang Xiangdong, the Deputy General Manager and the Secretary of the Board of the Company, participated in the 127th Training Session on the Qualification of Secretary of the Board held by the SSE in addition to completing not less than 15 hours of relevant professional training.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT (11) Corporate governance functions The Board is responsible for the fulfillment of the following corporate governance responsibilities: 1. developing and reviewing the Company’s corporate governance policies and practices; 2. reviewing and monitoring the training and continuing professional development of the Company’s Directors and senior management; 3. reviewing and monitoring the Company’s policies and regulations with respect to its compliance with laws and regulatory requirements, which include the Listing Rules and other applicable laws and regulatory requirements, and any policies and practices pertaining to the requirements, guidelines and regulations of applicable organizational governance standards; 4. developing, reviewing and monitoring the code of conduct and compliance manual (if any) for the Company’s employees and Directors; 5. reviewing the Company’s compliance with the Corporate Governance Code as adopted by the Company from time to time, and the disclosure in the corporate governance report in the Company’s annual report. (12) Shareholders’ rights In accordance with the requirements of the Articles, two or more shareholders holding, in aggregate, 10% or more of the shares of the Company carrying the right to vote at the meeting sought shall have the right, by delivery of one or more written requests signed in counterparts through mail or electronic mail to the Board or the company secretary, to require an extraordinary general meeting or a class meeting to be called by the Board for the business specified in such request. The Board shall proceed as soon as possible to convene an extraordinary general meeting or a class meeting after receiving such request. Shareholders individually or collectively holding 3% or more of the shares of the Company carrying the right to vote at the meeting sought shall have the right, by delivery of one or more written requests signed in counterparts through mail or electronic mail to the Board or the company secretary, to require the proposal set forth in the written request to be considered at the meeting sought.GUANGSHEN RAILWAY 2019 ANNUAL REPORT (11) Corporate governance functions The Board is responsible for the fulfillment of the following corporate governance responsibilities: 1. developing and reviewing the Company’s corporate governance policies and practices; 2. reviewing and monitoring the training and continuing professional development of the Company’s Directors and senior management; 3. reviewing and monitoring the Company’s policies and regulations with respect to its compliance with laws and regulatory requirements, which include the Listing Rules and other applicable laws and regulatory requirements, and any policies and practices pertaining to the requirements, guidelines and regulations of applicable organizational governance standards; 4. developing, reviewing and monitoring the code of conduct and compliance manual (if any) for the Company’s employees and Directors; 5. reviewing the Company’s compliance with the Corporate Governance Code as adopted by the Company from time to time, and the disclosure in the corporate governance report in the Company’s annual report. (12) Shareholders’ rights In accordance with the requirements of the Articles, two or more shareholders holding, in aggregate, 10% or more of the shares of the Company carrying the right to vote at the meeting sought shall have the right, by delivery of one or more written requests signed in counterparts through mail or electronic mail to the Board or the company secretary, to require an extraordinary general meeting or a class meeting to be called by the Board for the business specified in such request. The Board shall proceed as soon as possible to convene an extraordinary general meeting or a class meeting after receiving such request. Shareholders individually or collectively holding 3% or more of the shares of the Company carrying the right to vote at the meeting sought shall have the right, by delivery of one or more written requests signed in counterparts through mail or electronic mail to the Board or the company secretary, to require the proposal set forth in the written request to be considered at the meeting sought.

098 099 Shareholders shall attend general meetings to raise questions or opinions in relation to the results, operation, strategies and/or management of the Company. The Chairman or Deputy Chairman of the Board, appropriate management and administrative personnel and the external auditors of the Company shall attend general meetings to answer questions from the shareholders. Each general meeting shall make reasonable arrangements for a questioning session for the shareholders. Shareholders may raise enquiries to the Board based on the contact information provided by the Company and make proposals at the general meetings. For the contact information, please refer to the chapter “Company Profile and Major Financial Indicators” in this annual report. (13) Investor relations The Secretary to the Board of the Company is in charge of the Company’s information disclosure and investor relations. The Company has formulated Working Rules of Secretary to the Board , Management Rules on Information Disclosure and the Management System for Investor Relations . The Company has strictly fulfilled its disclosure obligations and commenced management of investor relations in accordance with the relevant requirements. The Company advocates a corporate culture that respects investors and holds itself accountable to investors. The Company has established a smooth communication channel with investors and has enhanced mutual trust and interaction by disclosing sufficient information to investors, initiating various investor relations activities, and maintaining respect for investors’ right to knowledge and freedom of choice, and rewarding its shareholders. 1. Information disclosure Credible information disclosure can effectively build a bridge of communication and understanding between investors, regulatory authorities, the public and the Company. This can facilitate a broader and more thorough understanding of the Company’s values. For years, according to the basic principles of openness, impartiality and fairness, the Company has been striving to comply with the requirements of the relevant laws and the Listing Rules, and fulfilling its information disclosure obligations in a timely and accurate manner. The Company takes the initiative to understand investors’ concerns and voluntarily discloses information in response to these concerns so as to increase its transparency.098 099 Shareholders shall attend general meetings to raise questions or opinions in relation to the results, operation, strategies and/or management of the Company. The Chairman or Deputy Chairman of the Board, appropriate management and administrative personnel and the external auditors of the Company shall attend general meetings to answer questions from the shareholders. Each general meeting shall make reasonable arrangements for a questioning session for the shareholders. Shareholders may raise enquiries to the Board based on the contact information provided by the Company and make proposals at the general meetings. For the contact information, please refer to the chapter “Company Profile and Major Financial Indicators” in this annual report. (13) Investor relations The Secretary to the Board of the Company is in charge of the Company’s information disclosure and investor relations. The Company has formulated Working Rules of Secretary to the Board , Management Rules on Information Disclosure and the Management System for Investor Relations . The Company has strictly fulfilled its disclosure obligations and commenced management of investor relations in accordance with the relevant requirements. The Company advocates a corporate culture that respects investors and holds itself accountable to investors. The Company has established a smooth communication channel with investors and has enhanced mutual trust and interaction by disclosing sufficient information to investors, initiating various investor relations activities, and maintaining respect for investors’ right to knowledge and freedom of choice, and rewarding its shareholders. 1. Information disclosure Credible information disclosure can effectively build a bridge of communication and understanding between investors, regulatory authorities, the public and the Company. This can facilitate a broader and more thorough understanding of the Company’s values. For years, according to the basic principles of openness, impartiality and fairness, the Company has been striving to comply with the requirements of the relevant laws and the Listing Rules, and fulfilling its information disclosure obligations in a timely and accurate manner. The Company takes the initiative to understand investors’ concerns and voluntarily discloses information in response to these concerns so as to increase its transparency.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT In 2019, the Company promptly completed the preparation and disclosure of its annual, interim and quarterly reports and released various announcements and other shareholders’ documents and information, disclosing in detail of the following information of the Company: operations of the Board, the Supervisory Committee and general meetings, operating conditions, investments, dividends and distribution, corporate governance, and so forth. Moreover, the Company consistently provided in-depth and comprehensive analyses on its operating and financial positions as well as the major factors affecting its business performance in its annual reports and interim reports with a view to strengthening investors’ understanding on the operation, management, and development trends of the Company. 2. Ongoing communication On the basis of competent disclosure of information, the Company maintains effective two-way communication with investors through various channels and conveys information that investors are concerned with, so as to boost their confidence in the Company’s future development. Meanwhile, the Company extensively collects feedback from the market to elevate the standards of the Company’s governance and operations management. (i) Making the investor hotline, investor relations e-mail box, and the Investors’ Message section on the Company’s website publicly known, and promptly responding to investors’ enquiries. (ii) Properly arranging investor visits and research requests, communicating with investors with an open- minded attitude, and establishing a direct communication mechanism between investors and the Company. (iii) Allowing investors and the public to check information such as the Group’s basic information, rules for the Company’s corporate governance, information disclosure documents, and profiles of Directors, Supervisors and the senior management at any time on the Company’s website. (iv) Promptly handling and replying to investors’ messages through the “e-interaction” platform developed by SSE for listed companies and investors.GUANGSHEN RAILWAY 2019 ANNUAL REPORT In 2019, the Company promptly completed the preparation and disclosure of its annual, interim and quarterly reports and released various announcements and other shareholders’ documents and information, disclosing in detail of the following information of the Company: operations of the Board, the Supervisory Committee and general meetings, operating conditions, investments, dividends and distribution, corporate governance, and so forth. Moreover, the Company consistently provided in-depth and comprehensive analyses on its operating and financial positions as well as the major factors affecting its business performance in its annual reports and interim reports with a view to strengthening investors’ understanding on the operation, management, and development trends of the Company. 2. Ongoing communication On the basis of competent disclosure of information, the Company maintains effective two-way communication with investors through various channels and conveys information that investors are concerned with, so as to boost their confidence in the Company’s future development. Meanwhile, the Company extensively collects feedback from the market to elevate the standards of the Company’s governance and operations management. (i) Making the investor hotline, investor relations e-mail box, and the Investors’ Message section on the Company’s website publicly known, and promptly responding to investors’ enquiries. (ii) Properly arranging investor visits and research requests, communicating with investors with an open- minded attitude, and establishing a direct communication mechanism between investors and the Company. (iii) Allowing investors and the public to check information such as the Group’s basic information, rules for the Company’s corporate governance, information disclosure documents, and profiles of Directors, Supervisors and the senior management at any time on the Company’s website. (iv) Promptly handling and replying to investors’ messages through the “e-interaction” platform developed by SSE for listed companies and investors.

100
—
101

3. Shareholders' returns

Since its listing, the Company has always insisted on rendering returns to shareholders and has been distributing annual cash dividends for 23 consecutive years with an aggregate cash dividend payment of approximately RMB11.9 billion. The dividends and distributions of the Company over the years since its listing in 1996 is as follows:

(Unit: RMB)

Year	Earnings per share	Dividend per share	Dividend payout ratio (dividend per share/earnings per share)
1996	0.28	0.10	35.71%
1997	0.19	0.12	63.16%
1998	0.15	0.10	66.67%
1999	0.12	0.12	100.00%
2000	0.11	0.10	90.91%
2001	0.12	0.10	83.33%
2002	0.13	0.10	76.92%
2003	0.12	0.105	87.50%
2004	0.13	0.11	84.62%
2005	0.14	0.12	85.71%
2006	0.16	0.08	50.00%
2007	0.20	0.08	40.00%
2008	0.17	0.08	47.06%
2009	0.19	0.08	42.11%
2010	0.22	0.09	40.91%
2011	0.25	0.10	40.00%
2012	0.19	0.08	42.11%
2013	0.18	0.08	44.44%
2014	0.09	0.05	55.56%
2015	0.15	0.08	53.33%
2016	0.16	0.08	50.00%
2017	0.14	0.08	57.14%
2018	0.11	0.06	54.55%
Total	3.70	2.095	56.62%

GUANGSHEN RAILWAY 2019 ANNUAL REPORT The Board of the Company has recommended the payment of a cash dividend of RMB0.06 per share (including tax) for 2019. This recommendation shall be subject to the consideration and approval of the shareholders at the Company’s 2019 Annual General Meeting. For details of the dividends, the cash dividend policy of the Company and its implementation, please refer to the relevant part in the section headed “Matters of Importance” in this annual report. (14) Accountability and auditing The Directors of the Company acknowledge their responsibility for preparing the accounts and supervising the preparation of the accounts for each financial period, so that the accounts can accurately and fairly reflect the business position, results and cash flow of the Company during the period. In the course of preparing the accounts for the year ended 31 December 2019, the Directors adopted and consistently applied appropriate accounting policies, made scrupulous judgments and estimates, and prepared the accounts on a going concern basis. The Company announced its annual and interim reports in a timely manner within the prescribed time of 3 months and 2 months, respectively, after the end of the relevant period in accordance with the Listing Rules of SEHK. The Company also announced its annual, interim and quarterly reports promptly in accordance with the Listing Rules of SSE. The responsibility statements of the Directors and the auditors in respect of the preparation of the financial statements of the Company are set out in the “Audit Report” in Chapter 11 “Financial Statements” in this annual report. (15) Risk management and internal controls A sound and operable risk management and internal control system is the foundation of good corporate governance. The Board of the Company is responsible for the establishment of sound and effective internal controls, the assessment of the effectiveness of such controls, and making accurate disclosures of its internal control assessment report. In accordance with the requirements of laws and regulations such as the Company Law, Securities Law, the Basic Regulations on Enterprise Internal Control and its related guidelines, Guidelines for Internal Control of Listed Companies , and the United States Sarbanes-Oxley Act, the Board established and enhanced risk control measures of each part of the operation and management of the Company based on a risk-oriented approach, i.e. the internal control management system of risk management. Such system aims at managing instead of eliminating the risk of failure to achieve business objectives, and the Board shall only give reasonable but not absolute assurance against material misstatements or loss.GUANGSHEN RAILWAY 2019 ANNUAL REPORT The Board of the Company has recommended the payment of a cash dividend of RMB0.06 per share (including tax) for 2019. This recommendation shall be subject to the consideration and approval of the shareholders at the Company’s 2019 Annual General Meeting. For details of the dividends, the cash dividend policy of the Company and its implementation, please refer to the relevant part in the section headed “Matters of Importance” in this annual report. (14) Accountability and auditing The Directors of the Company acknowledge their responsibility for preparing the accounts and supervising the preparation of the accounts for each financial period, so that the accounts can accurately and fairly reflect the business position, results and cash flow of the Company during the period. In the course of preparing the accounts for the year ended 31 December 2019, the Directors adopted and consistently applied appropriate accounting policies, made scrupulous judgments and estimates, and prepared the accounts on a going concern basis. The Company announced its annual and interim reports in a timely manner within the prescribed time of 3 months and 2 months, respectively, after the end of the relevant period in accordance with the Listing Rules of SEHK. The Company also announced its annual, interim and quarterly reports promptly in accordance with the Listing Rules of SSE. The responsibility statements of the Directors and the auditors in respect of the preparation of the financial statements of the Company are set out in the “Audit Report” in Chapter 11 “Financial Statements” in this annual report. (15) Risk management and internal controls A sound and operable risk management and internal control system is the foundation of good corporate governance. The Board of the Company is responsible for the establishment of sound and effective internal controls, the assessment of the effectiveness of such controls, and making accurate disclosures of its internal control assessment report. In accordance with the requirements of laws and regulations such as the Company Law, Securities Law, the Basic Regulations on Enterprise Internal Control and its related guidelines, Guidelines for Internal Control of Listed Companies , and the United States Sarbanes-Oxley Act, the Board established and enhanced risk control measures of each part of the operation and management of the Company based on a risk-oriented approach, i.e. the internal control management system of risk management. Such system aims at managing instead of eliminating the risk of failure to achieve business objectives, and the Board shall only give reasonable but not absolute assurance against material misstatements or loss.

102 103 Under the risk management-oriented approach, the Company has strived to establish an internal control system in compliance with international standards and regulatory requirements. Since 2006, the Company has started to establish and assess the efficacy of internal control related to financial reporting in accordance with the requirements of the United States Sarbanes-Oxley Act. Since 2011, the Company has started to consistently apply the Basic Regulations on Enterprise Internal Control and Implementation Guidelines for Enterprise Internal Control jointly promulgated by five ministries and commissions of the PRC, and has formed an internal control system that centers on the different departments and units under the group companies, encompassing finance management, information disclosure, budget management, fund management, contract management, project management, procurement and payment, sales and payment collection, costs and expenses, personnel management and preparation of financial reports. The Company has basically built up an internal control system that strings up decision-making, implementation and supervision, an equalizing system that separates different positions, and a management regulation and workflow that adapts to the operation characteristics of the Company to form a relatively comprehensive assessment system for internal control. The Board is responsible for continuous supervision of the Company’s risk management and internal control system. The Board reviews the efficiencies of the Company and its subsidiaries, its internal control system (including finance and budgeting matters, operation, compliance, and risk management) at least once a year, ensures adequacy of resources, the qualification and experience of accounting staff, the internal audit functions and financial reporting functions, and the staff training sessions received by staff and related budgets. Such systems seek to manage rather than eliminate the risk of failure in achieving business objectives, and allow for only reasonable but not absolute assurance against material misstatements or loss. The Audit Committee was established under the Board with the responsibilities of inspecting and supervising the financial reporting and internal control of the Company, inspecting and assessing the overall risk management of the Company (particularly the risk management and risk control system for decision- marking, events and businesses of significance), and supervising implementation thereof. In 2019, the Audit Committee held 7 meetings in total, each with the attendance of senior management and the external auditor and internal auditor of the Company. The Audit Committee shall examine report results of the external auditor and internal auditors of the Company, the compliance of the accounting policies and internal controls adopted by the Company with the requirements of the Listing Rules, as well as review the audits, internal control, risk management and financial statements of the Company. The Company’s 2019 first quarterly results, interim results, the third quarterly results and annual results will be recommended to the Board for approval after the meeting and discussions of the Audit Committee.102 103 Under the risk management-oriented approach, the Company has strived to establish an internal control system in compliance with international standards and regulatory requirements. Since 2006, the Company has started to establish and assess the efficacy of internal control related to financial reporting in accordance with the requirements of the United States Sarbanes-Oxley Act. Since 2011, the Company has started to consistently apply the Basic Regulations on Enterprise Internal Control and Implementation Guidelines for Enterprise Internal Control jointly promulgated by five ministries and commissions of the PRC, and has formed an internal control system that centers on the different departments and units under the group companies, encompassing finance management, information disclosure, budget management, fund management, contract management, project management, procurement and payment, sales and payment collection, costs and expenses, personnel management and preparation of financial reports. The Company has basically built up an internal control system that strings up decision-making, implementation and supervision, an equalizing system that separates different positions, and a management regulation and workflow that adapts to the operation characteristics of the Company to form a relatively comprehensive assessment system for internal control. The Board is responsible for continuous supervision of the Company’s risk management and internal control system. The Board reviews the efficiencies of the Company and its subsidiaries, its internal control system (including finance and budgeting matters, operation, compliance, and risk management) at least once a year, ensures adequacy of resources, the qualification and experience of accounting staff, the internal audit functions and financial reporting functions, and the staff training sessions received by staff and related budgets. Such systems seek to manage rather than eliminate the risk of failure in achieving business objectives, and allow for only reasonable but not absolute assurance against material misstatements or loss. The Audit Committee was established under the Board with the responsibilities of inspecting and supervising the financial reporting and internal control of the Company, inspecting and assessing the overall risk management of the Company (particularly the risk management and risk control system for decision- marking, events and businesses of significance), and supervising implementation thereof. In 2019, the Audit Committee held 7 meetings in total, each with the attendance of senior management and the external auditor and internal auditor of the Company. The Audit Committee shall examine report results of the external auditor and internal auditors of the Company, the compliance of the accounting policies and internal controls adopted by the Company with the requirements of the Listing Rules, as well as review the audits, internal control, risk management and financial statements of the Company. The Company’s 2019 first quarterly results, interim results, the third quarterly results and annual results will be recommended to the Board for approval after the meeting and discussions of the Audit Committee.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT The Audit Department was established by the Company to operate an independent internal audit system. Under the leadership of the Board and the supervision of the Audit Committee, the Audit Department of the Company is responsible for supervision, examination, evaluation and implementation of internal controls for risk management by the Company and its controlling subsidiaries, coordination of internal control and audit, and conducting independent audits on the adequacy and effectiveness of the Company’s operating and managing activities and internal control system. Audit plans for each year shall be discussed and determined by the Audit Committee, and key auditing results shall be discussed with the Audit Committee each time. The Audit Department must principally report to the General Manager and may report to the Chairman of the Audit Committee directly. All internal audit reports shall be submitted to the Chairman of the Board, General Manager, Chief Financial Officer, audited departments and related management of such departments. The Board and the Audit Committee of the Company will actively monitor the quantity and significance of inspection results submitted by internal audit department, and remedial actions adopted by relative departments. The Company established an internal control system of material information, process and internal control measures for addressing and disseminating price identification-sensitive information. The Company has established systems relating to information disclosure, registration and management of insiders and prevention of misuse and dissemination of sensitive information. The Company has established comprehensive procedures and internal control measures ranging from reporting, identification, auditing and disclosures to the final announcement of inside information, for the purpose of inside information processing and dissemination. The Secretary of the Board assists the Board in managing information in relation to inside information. Meanwhile, the Company carries out information disclosure in a true, accurate, complete, and timely manner pursuant to the laws and regulations and requirements under the Listing Rules, the Articles, and Administrative Measures for the Disclosure of Information of Listed Companies , so as to ensure equal opportunities of all investors to promptly access relevant Company information. In 2019, the Company continued to implement three lines of defense: “the self-evaluation of the effectiveness of internal controls of business and functional departments, the independent evaluation of the audit department, and the internal audit conducted by the appointed auditors ” in accordance with the requirements of laws and regulations of the State and various regulatory institutions, coupled with its own management needs. Meanwhile, the Company provided training and carried out tests for its staff as a whole regarding its risk management and internal control system, in order to enhance risk management awareness of the staff as a whole, strengthen the business departments’ ability to directly assume the responsibilities of risk management and control and achieve a daily operation system for internal control relating to risk management to realize “risk control awareness for all, internal control participation for all, and compliance responsibility for all ”, and safeguard the smooth operation of internal control system as a whole.GUANGSHEN RAILWAY 2019 ANNUAL REPORT The Audit Department was established by the Company to operate an independent internal audit system. Under the leadership of the Board and the supervision of the Audit Committee, the Audit Department of the Company is responsible for supervision, examination, evaluation and implementation of internal controls for risk management by the Company and its controlling subsidiaries, coordination of internal control and audit, and conducting independent audits on the adequacy and effectiveness of the Company’s operating and managing activities and internal control system. Audit plans for each year shall be discussed and determined by the Audit Committee, and key auditing results shall be discussed with the Audit Committee each time. The Audit Department must principally report to the General Manager and may report to the Chairman of the Audit Committee directly. All internal audit reports shall be submitted to the Chairman of the Board, General Manager, Chief Financial Officer, audited departments and related management of such departments. The Board and the Audit Committee of the Company will actively monitor the quantity and significance of inspection results submitted by internal audit department, and remedial actions adopted by relative departments. The Company established an internal control system of material information, process and internal control measures for addressing and disseminating price identification-sensitive information. The Company has established systems relating to information disclosure, registration and management of insiders and prevention of misuse and dissemination of sensitive information. The Company has established comprehensive procedures and internal control measures ranging from reporting, identification, auditing and disclosures to the final announcement of inside information, for the purpose of inside information processing and dissemination. The Secretary of the Board assists the Board in managing information in relation to inside information. Meanwhile, the Company carries out information disclosure in a true, accurate, complete, and timely manner pursuant to the laws and regulations and requirements under the Listing Rules, the Articles, and Administrative Measures for the Disclosure of Information of Listed Companies , so as to ensure equal opportunities of all investors to promptly access relevant Company information. In 2019, the Company continued to implement three lines of defense: “the self-evaluation of the effectiveness of internal controls of business and functional departments, the independent evaluation of the audit department, and the internal audit conducted by the appointed auditors ” in accordance with the requirements of laws and regulations of the State and various regulatory institutions, coupled with its own management needs. Meanwhile, the Company provided training and carried out tests for its staff as a whole regarding its risk management and internal control system, in order to enhance risk management awareness of the staff as a whole, strengthen the business departments’ ability to directly assume the responsibilities of risk management and control and achieve a daily operation system for internal control relating to risk management to realize “risk control awareness for all, internal control participation for all, and compliance responsibility for all ”, and safeguard the smooth operation of internal control system as a whole.

104 105 During the reporting period, the Board confirmed that the Company has developed sufficient and adequate identification, management and reporting systems and procedures for the material risks it is subject to in achieving it strategic objectives. The Board continued to monitor risks and receive support from various professional committee and senior management. (16) Material changes in the Articles of Association On 13 June 2019, the Company convened the 2018 Annual General Meeting, in which amendments to the Articles were considered and approved by the shareholders of the Company. For the specific amended Articles, please refer to the “Information of the 2018 Annual General Meeting” of the Company as disclosed on the website of SSE (http://www.sse.com.cn) on 27 April 2019, and the “Proposed Change in Shareholder Representative Supervisor, Proposed Amendments to the Aritcles of Association and Notice of 2018 Annual General Meeting” of the Company as disclosed on the HKEXnews website of SEHK on 26 April 2019.104 105 During the reporting period, the Board confirmed that the Company has developed sufficient and adequate identification, management and reporting systems and procedures for the material risks it is subject to in achieving it strategic objectives. The Board continued to monitor risks and receive support from various professional committee and senior management. (16) Material changes in the Articles of Association On 13 June 2019, the Company convened the 2018 Annual General Meeting, in which amendments to the Articles were considered and approved by the shareholders of the Company. For the specific amended Articles, please refer to the “Information of the 2018 Annual General Meeting” of the Company as disclosed on the website of SSE (http://www.sse.com.cn) on 27 April 2019, and the “Proposed Change in Shareholder Representative Supervisor, Proposed Amendments to the Aritcles of Association and Notice of 2018 Annual General Meeting” of the Company as disclosed on the HKEXnews website of SEHK on 26 April 2019.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT Chapter 10 Information Regarding Corporate Bonds INFORMATION REGARDING CORPORATE BONDS Applicable ✓ Not applicableGUANGSHEN RAILWAY 2019 ANNUAL REPORT Chapter 10 Information Regarding Corporate Bonds INFORMATION REGARDING CORPORATE BONDS Applicable ✓ Not applicable

GUANGSHEN RAILWAY 2019 ANNUAL REPORT Chapter 11 Financial Statements INDEPENDENT AUDITOR’S REPORT To the Shareholders of Guangshen Railway Company Limited (incorporated in the People’s Republic of China with limited liability) OPINION What we have audited The consolidated financial statements of Guangshen Railway Company Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 113 to 211, which comprise: • the consolidated balance sheet as at 31 December 2019; • the consolidated comprehensive income statement for the year then ended; • the consolidated statement of changes in equity for the year then ended; • the consolidated cash flow statement for the year then ended; and • the notes to the consolidated financial statements, which include a summary of significant accounting policies. Our opinion In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2019, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. PricewaterhouseCoopers, 22/F Prince's Building, Central, Hong Kong T: +852 2289 8888, F: +852 2810 9888, www.pwchk.comGUANGSHEN RAILWAY 2019 ANNUAL REPORT Chapter 11 Financial Statements INDEPENDENT AUDITOR’S REPORT To the Shareholders of Guangshen Railway Company Limited (incorporated in the People’s Republic of China with limited liability) OPINION What we have audited The consolidated financial statements of Guangshen Railway Company Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 113 to 211, which comprise: • the consolidated balance sheet as at 31 December 2019; • the consolidated comprehensive income statement for the year then ended; • the consolidated statement of changes in equity for the year then ended; • the consolidated cash flow statement for the year then ended; and • the notes to the consolidated financial statements, which include a summary of significant accounting policies. Our opinion In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2019, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. PricewaterhouseCoopers, 22/F Prince's Building, Central, Hong Kong T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

GUANGSHEN RAILWAY 2019 ANNUAL REPORT BASIS FOR OPINION We conducted our audit in accordance with International Standards on Auditing (“ISAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (“IESBA Code”), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. KEY AUDIT MATTER Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.GUANGSHEN RAILWAY 2019 ANNUAL REPORT BASIS FOR OPINION We conducted our audit in accordance with International Standards on Auditing (“ISAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (“IESBA Code”), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. KEY AUDIT MATTER Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

108
—
109

pwc 羅兵咸永道

A key audit matter is identified in our audit and our audit procedures performed to address this key audit matter are set out as below:

Key Audit Matter	How our audit addressed the Key Audit Matter
Provision for impairment of trade receivables Refer to notes 3.1(b)(ii), 4(a) and 19 to the consolidated financial statements. As at 31 December 2019, the Group had gross balance of trade receivables of RMB4,563,219,000, against which expected credit loss ("ECL") provision of RMB61,135,000 were held. Management categorised the trade receivables portfolio based on credit risk characteristics, and recognised provision for credit losses on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information. We identified this as a key audit matter due to the significance of the trade receivables balance and the assessment of the ECL provision involves significant accounting estimations and judgements.	The procedures we performed included: (i) Understood, evaluated and validated key controls that the Groups have over trade receivables portfolio grouping and ECL determination; (ii) Evaluated whether the models and methodologies used by management to determine ECL were in accordance with accounting standards; (iii) Evaluated the reasonableness of the judgement management made in grouping trade receivable portfolios by assessing credit risk characteristics; (iv) Evaluated the appropriateness of historical period selection, and evaluated the reliability of the key data input to calculate historical default rate, including historical credit loss experience and current status of each portfolio, trade receivables lifetime recovery information and other relevant data; (v) Understood and evaluated the reasonableness of the factors used in making forward-looking estimation, including changes of future economics, unemployment rate forecast, market environment and customer portfolio; (vi) Obtained ECL determination documents of each portfolio of trade receivables and examined their mathematical accuracy. Based on the work performed, management's judgments in making ECL provision and result of such provisioning are supported by the available evidences.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT OTHER INFORMATION The directors of the Company are responsible for the other information set out in the Company’s 2019 Annual Report. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. RESPONSIBILITIES OF DIRECTORS AND AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Audit Committee is responsible for overseeing the Group’s financial reporting process.GUANGSHEN RAILWAY 2019 ANNUAL REPORT OTHER INFORMATION The directors of the Company are responsible for the other information set out in the Company’s 2019 Annual Report. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. RESPONSIBILITIES OF DIRECTORS AND AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Audit Committee is responsible for overseeing the Group’s financial reporting process.

110 111 AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.110 111 AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor’s report is Wenping Yao. PricewaterhouseCoopers Certified Public Accountants Hong Kong, 30 March 2020GUANGSHEN RAILWAY 2019 ANNUAL REPORT • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor’s report is Wenping Yao. PricewaterhouseCoopers Certified Public Accountants Hong Kong, 30 March 2020

112 113 CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2019 (All amounts in Renminbi thousands) As at 31 December Notes 2019 2018 ASSETS Non-current assets Fixed assets — net 6 23,566,081 24,184,248 Right-of-use assets 8 3,037,618 — Construction-in-progress 7 2,378,974 1,828,372 Prepayments for fixed assets and construction-in- progress 41,377 51,955 Leasehold land payments — 1,924,496 Goodwill 9 281,255 281,255 Investments in associates 11 174,686 181,725 Deferred tax assets 12 291,250 197,295 Long-term prepaid expenses 13 40,807 46,614 Financial assets at fair value through other comprehensive income 15 351,045 321,246 Long-term receivable 16 26,103 28,354 30,189,196 29,045,560 Current assets Assets classified as held for sale 17 2,183 2,183 Materials and supplies 18 271,259 296,217 Trade receivables 19 4,502,084 3,861,617 Prepayments and other receivables 20 366,077 348,907 Short-term deposits 21 — 109,000 Cash and cash equivalents 21 1,562,334 1,738,753 6,703,937 6,356,677 Total assets 36,893,133 35,402,237 112 113 CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2019 (All amounts in Renminbi thousands) As at 31 December Notes 2019 2018 ASSETS Non-current assets Fixed assets — net 6 23,566,081 24,184,248 Right-of-use assets 8 3,037,618 — Construction-in-progress 7 2,378,974 1,828,372 Prepayments for fixed assets and construction-in- progress 41,377 51,955 Leasehold land payments — 1,924,496 Goodwill 9 281,255 281,255 Investments in associates 11 174,686 181,725 Deferred tax assets 12 291,250 197,295 Long-term prepaid expenses 13 40,807 46,614 Financial assets at fair value through other comprehensive income 15 351,045 321,246 Long-term receivable 16 26,103 28,354 30,189,196 29,045,560 Current assets Assets classified as held for sale 17 2,183 2,183 Materials and supplies 18 271,259 296,217 Trade receivables 19 4,502,084 3,861,617 Prepayments and other receivables 20 366,077 348,907 Short-term deposits 21 — 109,000 Cash and cash equivalents 21 1,562,334 1,738,753 6,703,937 6,356,677 Total assets 36,893,133 35,402,237

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

	Notes	As at 31 December 2019	2018
EQUITY AND LIABILITIES			
Share capital	22	**7,083,537**	7,083,537
Share premium		**11,562,657**	11,562,657
Other reserves	23	**3,266,425**	3,188,161
Retained earnings		**7,263,107**	7,017,944
Capital and reserves attributable to the Company's equity holders		**29,175,726**	28,852,299
Non-controlling interests		**(36,445)**	(35,970)
Total equity		**29,139,281**	28,816,329
Liabilities			
Non-current liabilities			
Lease liabilities	8	**1,117,936**	—
Deferred tax liabilities	12	**61,405**	63,898
Deferred income related to government grants	24	**97,467**	99,765
		1,276,808	163,663
Current liabilities			
Trade payables	26	**1,538,098**	1,440,834
Contract liabilities	27	**458,820**	203,631
Payables for fixed assets and construction-in-progress		**1,802,592**	2,441,647
Dividends payable		**12,890**	12,894
Income tax payable		**250,594**	246,441
Current portion of lease liabilities	8	**58,490**	—
Accruals and other payables	28	**2,355,560**	2,076,798
		6,477,044	6,422,245
Total liabilities		**7,753,852**	6,585,908
Total equity and liabilities		**36,893,133**	35,402,237

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

The financial statements on pages 113 to 211 were approved by the Board of Directors on 30 March 2020 and were signed on its behalf.

Wu Yong
Director

Hu Lingling
Director

114
—
115

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2019

(All amounts in Renminbi thousands, except for earnings per share data)

	Notes	Year ended 31 December 2019	2018
Revenue from Railroad Businesses			
Passenger		**8,009,590**	8,108,384
Freight		**2,112,596**	1,849,360
Railway network usage and other transportation related services		**9,903,382**	8,865,635
		20,025,568	18,823,379
Revenue from Other Businesses		**1,152,783**	1,004,639
Total revenue		**21,178,351**	19,828,018
Operating Expenses:			
Railroad Businesses			
Business tax and surcharge		**(55,127)**	(16,242)
Employee benefits	*30*	**(7,507,439)**	(6,912,390)
Equipment leases and services		**(5,715,665)**	(5,370,634)
Land use right leases		**—**	(58,490)
Materials and supplies		**(1,416,128)**	(1,342,344)
Repairs and facilities maintenance costs, excluding materials and supplies		**(1,073,731)**	(917,898)
Depreciation of right-of-use assets	*8*	**(53,992)**	—
Depreciation of fixed assets	*6*	**(1,612,683)**	(1,581,685)
Cargo logistics and outsourcing service charges		**(220,113)**	(171,390)
Amortisation of leasehold land payments		**—**	(44,450)
Utility and office expenses		**(137,117)**	(98,820)
Others		**(1,150,190)**	(1,095,845)
		(18,942,185)	(17,610,188)
Other Businesses			
Employee benefits	*30*	**(571,504)**	(534,025)
Materials and supplies		**(320,748)**	(315,983)
Depreciation of right-of-use assets	*8*	**(11,332)**	—
Depreciation of fixed assets	*6*	**(24,615)**	(28,058)
Amortisation of leasehold land payments		**—**	(11,332)
Utility and office expenses		**(82,550)**	(53,759)
Others		**(123,480)**	(104,868)
		(1,134,229)	(1,048,025)
Total operating expenses		**(20,076,414)**	(18,658,213)
Reversal of impairment losses on financial assets, net		**—**	1,061
Other losses — net	*31*	**(29,096)**	(108,613)
Operating Profit		**1,072,841**	1,062,253
Finance costs — net	*32*	**(56,710)**	(630)
Share of results of associates, net of tax	*11*	**(7,039)**	7,177
Profit before income tax		**1,009,092**	1,068,800
Income tax expense	*33*	**(261,128)**	(289,766)
Profit for the year		**747,964**	779,034

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

	Notes	Year ended 31 December 2019	2018
Profit for the year		**747,964**	779,034
Other comprehensive income		**—**	—
Total comprehensive income for the year, net of tax		**747,964**	779,034
Profit attributable to:			
Equity holders of the Company		**748,439**	784,059
Non-controlling interests		**(475)**	(5,025)
		747,964	779,034
Total comprehensive income attributable to:			
Equity holders of the Company		**748,439**	784,059
Non-controlling interests		**(475)**	(5,025)
		747,964	779,034
Earnings per share for profit attributable to the equity holders of the Company during the year			
Basic earnings per share	*34*	**RMB0.11**	RMB0.11
Diluted earnings per share	*34*	**RMB0.11**	RMB0.11

The above consolidated comprehensive income statement should be read in conjunction with the accompanying notes.

Wu Yong
Director

Hu Lingling
Director

116
—
117

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2019

(All amounts in Renminbi thousands)

	Attributable to equity holders of the Company								
	Share capital *(Note 22)*	Share premium	Statutory surplus reserve *(Note 23)*	Discretionary surplus reserve *(Note 23)*	Other reserves *(Note 23)*	Retained earnings	Total	Non-controlling interests	Total equity
Balance at 1 January 2018	7,083,537	11,562,738	2,618,549	304,059	181,941	6,884,180	28,635,004	(27,596)	28,607,408
Total comprehensive income	–	–	–	–	–	784,059	784,059	(5,025)	779,034
Profit for the year	–	–	–	–	–	784,059	784,059	(5,025)	779,034
Other comprehensive income *(Note 23)*	–	–	–	–	–	–	–	–	–
Special reserve – Safety Production Fund *(Note 23)*	–	–	–	–	–	–	–	–	–
Appropriation	–	–	–	–	242,456	(242,456)	–	–	–
Utilisation	–	–	–	–	(242,456)	242,456	–	–	–
Appropriations from retained earnings *(Note 23)*	–	–	83,612	–	–	(83,612)	–	–	–
Disposal of subsidiaries	–	(81)	–	–	–	–	(81)	(3,349)	(3,430)
Transaction with owners:	–	–	–	–	–	(566,683)	(566,683)	–	(566,683)
Dividend relating to 2017 *(Note 35)*	–	–	–	–	–	(566,683)	(566,683)	–	(566,683)
Balance at 31 December 2018	7,083,537	11,562,657	2,702,161	304,059	181,941	7,017,944	28,852,299	(35,970)	28,816,329
Balance at 1 January 2019	7,083,537	11,562,657	2,702,161	304,059	181,941	7,017,944	28,852,299	(35,970)	28,816,329
Total comprehensive income	–	–	–	–	–	748,439	748,439	(475)	747,964
Profit for the year	–	–	–	–	–	748,439	748,439	(475)	747,964
Other comprehensive income *(Note 23)*	–	–	–	–	–	–	–	–	–
Special reserve – Safety Production Fund *(Note 23)*	–	–	–	–	–	–	–	–	–
Appropriation	–	–	–	–	264,871	(264,871)	–	–	–
Utilisation	–	–	–	–	(264,871)	264,871	–	–	–
Appropriations from retained earnings *(Note 23)*	–	–	78,264	–	–	(78,264)	–	–	–
Transaction with owners:	–	–	–	–	–	(425,012)	(425,012)	–	(425,012)
Dividend relating to 2018 *(Note 35)*	–	–	–	–	–	(425,012)	(425,012)	–	(425,012)
Balance at 31 December 2019	7,083,537	11,562,657	2,780,425	304,059	181,941	7,263,107	29,175,726	(36,445)	29,139,281

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Wu Yong
Director

Hu Lingling
Director

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2019

(All amounts in Renminbi thousands)

	Notes	Year ended 31 December 2019	2018
Cash flows from operating activities			
Cash generated from operations	36(a)	**2,748,668**	3,600,022
Income tax paid		**(353,423)**	(338,620)
Net cash generated from operating activities		**2,395,245**	3,261,402
Cash flows from investing activities			
Proceeds from disposal of fixed assets	36(b)	**3,036**	392
Advances received from disposal of assets classified as held for sale		**263,943**	587,123
Payment of investment		**(29,799)**	(24,832)
Interest received		**857**	1,765
Dividends received		**7,047**	6,473
Increase/(decrease) in short-term deposits with maturities more than three months, net		**109,000**	(1,000)
Payments for acquisition of fixed assets and construction-in-progress; and prepayments for fixed assets, net of related payables		**(2,441,116)**	(2,683,053)
Net cash used in investing activities		**(2,087,032)**	(2,113,132)
Cash flows from financing activities			
Dividends paid to the Company's shareholders		**(425,012)**	(566,683)
Payment of lease liabilities		**(59,620)**	
Transactions with non-controlling interests		**—**	(3,349)
Net cash used in financing activities		**(484,632)**	(570,032)
Net (decrease)/increase in cash and cash equivalents		**(176,419)**	578,238
Cash and cash equivalents at beginning of year		**1,738,753**	1,160,515
Cash and cash equivalents at end of year	21	**1,562,334**	1,738,753

The above consolidated cash flows statement should be read in conjunction with the accompanying notes.

Wu Yong
Director

Hu Lingling
Director

120 119 NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2019 (All amounts expressed in Renminbi unless otherwise stated) 1. GENERAL INFORMATION Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”), certain subsidiaries of the Predecessor; and by Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company. The Predecessor was controlled by and was under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996, the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) for the exchange of assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company. In 2017, its name was changed to Shenzhen Guangzhou Railway Group Guangshen Railway Industry Development General Company (the “GIDC”). In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”). In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business (“Yangcheng Railway Business”) of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC. Before March 2013, the Ministry of Railway of the PRC (“MOR”) was the controlling entity of the Company’s single largest shareholder (i.e. Guangzhou Railway Group). In addition, it was the government authority which governed and monitored the railway business centrally within the PRC.120 119 NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2019 (All amounts expressed in Renminbi unless otherwise stated) 1. GENERAL INFORMATION Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”), certain subsidiaries of the Predecessor; and by Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company. The Predecessor was controlled by and was under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996, the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) for the exchange of assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company. In 2017, its name was changed to Shenzhen Guangzhou Railway Group Guangshen Railway Industry Development General Company (the “GIDC”). In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”). In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business (“Yangcheng Railway Business”) of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC. Before March 2013, the Ministry of Railway of the PRC (“MOR”) was the controlling entity of the Company’s single largest shareholder (i.e. Guangzhou Railway Group). In addition, it was the government authority which governed and monitored the railway business centrally within the PRC.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 1. GENERAL INFORMATION (continued) On 14 March 2013, pursuant to the approved plan of State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of Guangzhou Railway Group, MOR, was dissolved. The administrative functions of MOR were transferred to the Ministry of Transport and a newly established authority called the National Railway Administration; while the business functions were transferred to the China Railway Corporation (“CRC”). Accordingly, the equity interests of Guangzhou Railway Group, which was wholly controlled by MOR previously, were also transferred to the CRC (“Reform”). The Reform was completed on 1 January 2017 and CRC has become the controlling entity of the Company’s principal shareholder since that date, Guangzhou Railway Group, CRC, together with subsidiaries which were wholly controlled by MOR previously (hereinafter collectively as “CRC Group”) became related parties of the Group. In 2019, CRC changed its name to China State Railway Group Co., Ltd., (“CSRG”), and Guangzhou Railway Group, CSRG, together with subsidiaries which were wholly controlled by CSRG are hereinafter refered to as CSRG Group. The principal activities of the Group are the provision of passenger and freight transportation on railroads. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations. The registered address of the Company is No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China. The financial statements were authorised for issue by the board of directors of the Company on 30 March 2020. The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese if no registered names in English are available.GUANGSHEN RAILWAY 2019 ANNUAL REPORT 1. GENERAL INFORMATION (continued) On 14 March 2013, pursuant to the approved plan of State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of Guangzhou Railway Group, MOR, was dissolved. The administrative functions of MOR were transferred to the Ministry of Transport and a newly established authority called the National Railway Administration; while the business functions were transferred to the China Railway Corporation (“CRC”). Accordingly, the equity interests of Guangzhou Railway Group, which was wholly controlled by MOR previously, were also transferred to the CRC (“Reform”). The Reform was completed on 1 January 2017 and CRC has become the controlling entity of the Company’s principal shareholder since that date, Guangzhou Railway Group, CRC, together with subsidiaries which were wholly controlled by MOR previously (hereinafter collectively as “CRC Group”) became related parties of the Group. In 2019, CRC changed its name to China State Railway Group Co., Ltd., (“CSRG”), and Guangzhou Railway Group, CSRG, together with subsidiaries which were wholly controlled by CSRG are hereinafter refered to as CSRG Group. The principal activities of the Group are the provision of passenger and freight transportation on railroads. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations. The registered address of the Company is No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China. The financial statements were authorised for issue by the board of directors of the Company on 30 March 2020. The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese if no registered names in English are available.

120 121 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of Guangshen Railway Company Limited and its subsidiaries. 2.1 Basis of preparation (a) Compliance with IFRS and HKCO The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) and requirements of the Hong Kong Companies Ordinance (“HKCO”) Cap. 622. (b) Historical cost convention The consolidated financial statements have been prepared on a historical cost basis except for financial assets at fair value through other comprehensive income (“FVOCI”) are measured at fair value.120 121 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of Guangshen Railway Company Limited and its subsidiaries. 2.1 Basis of preparation (a) Compliance with IFRS and HKCO The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) and requirements of the Hong Kong Companies Ordinance (“HKCO”) Cap. 622. (b) Historical cost convention The consolidated financial statements have been prepared on a historical cost basis except for financial assets at fair value through other comprehensive income (“FVOCI”) are measured at fair value.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.1 Basis of preparation (c) New and amended standards adopted by the Group The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2019: • IFRS 16 Leases ; • Prepayment Features with Negative Compensation – Amendments to IFRS 9 • Long-term Interests in Associates and Joint Ventures – Amendments to IAS 28 • Annual Improvements to IFRS Standards 2015 – 2017 Cycle • Plan Amendment, Curtailment or Settlement – Amendments to IAS 19 • Interpretation 23 Uncertainty over Income Tax Treatments The Group had to change its accounting policies as a result of adopting IFRS 16. The Group elected to adopt the new rules retrospectively but recognised the cumulative effect of initially applying the new standard on 1 January 2019. This is disclosed in note 2.2. Most of the other amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods. (d) New standards and interpretations not yet adopted Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2019 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions. Effective for annual periods beginning on or after Revised Conceptual Framework for Financial Reporting 1 January 2020 Amendments to IAS 1 and IAS 8 Definition of material 1 January 2020 Amendments to IFRS 3 Definition of business 1 January 2020 IFRS 17 Insurance contracts 1 January 2021 IFRS 39, IFRS 7 and IFRS 9 Hedge accounting 1 January 2021 Amendments to IFRS 10 and Sale or contribution of assets To be determined IAS 28 between an investor and its associate or joint ventureGUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.1 Basis of preparation (c) New and amended standards adopted by the Group The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2019: • IFRS 16 Leases ; • Prepayment Features with Negative Compensation – Amendments to IFRS 9 • Long-term Interests in Associates and Joint Ventures – Amendments to IAS 28 • Annual Improvements to IFRS Standards 2015 – 2017 Cycle • Plan Amendment, Curtailment or Settlement – Amendments to IAS 19 • Interpretation 23 Uncertainty over Income Tax Treatments The Group had to change its accounting policies as a result of adopting IFRS 16. The Group elected to adopt the new rules retrospectively but recognised the cumulative effect of initially applying the new standard on 1 January 2019. This is disclosed in note 2.2. Most of the other amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods. (d) New standards and interpretations not yet adopted Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2019 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions. Effective for annual periods beginning on or after Revised Conceptual Framework for Financial Reporting 1 January 2020 Amendments to IAS 1 and IAS 8 Definition of material 1 January 2020 Amendments to IFRS 3 Definition of business 1 January 2020 IFRS 17 Insurance contracts 1 January 2021 IFRS 39, IFRS 7 and IFRS 9 Hedge accounting 1 January 2021 Amendments to IFRS 10 and Sale or contribution of assets To be determined IAS 28 between an investor and its associate or joint venture

122 123 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.2 Changes in accounting policies This note explains the impact of the adoption of IFRS 16 Leases on the Group’s financial statements. As indicated in note 2.1 above, the Group has adopted IFRS 16 retrospectively from 1 January 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 January 2019. The new accounting policies are disclosed in note 2.27. On adoption of IFRS 16, the Group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 4.9%. (a) Practical expedients applied In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard: • Accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases. The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a Lease.122 123 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.2 Changes in accounting policies This note explains the impact of the adoption of IFRS 16 Leases on the Group’s financial statements. As indicated in note 2.1 above, the Group has adopted IFRS 16 retrospectively from 1 January 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 January 2019. The new accounting policies are disclosed in note 2.27. On adoption of IFRS 16, the Group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 4.9%. (a) Practical expedients applied In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard: • Accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases. The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a Lease.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.2 Changes in accounting policies (b) Measurement of lease liabilities 2019 RMB’000 Operating lease commitments disclosed as at 31 December 2018 467,920 Add: adjustments as a result of exercising extension options 4,679,200 Total undiscounted lease liability as at 1 January 2019 5,147,120 Discounted using the lessee’s incremental borrowing rate of at the date of initial application 1,177,246 Lease liability recognised as at 1 January 2019 1,177,246 Of which are: Current lease liabilities 58,490 Non-current lease liabilities 1,118,756 1,177,246 (c) Measurement of right-of-use assets The right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at 31 December 2018. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.2 Changes in accounting policies (b) Measurement of lease liabilities 2019 RMB’000 Operating lease commitments disclosed as at 31 December 2018 467,920 Add: adjustments as a result of exercising extension options 4,679,200 Total undiscounted lease liability as at 1 January 2019 5,147,120 Discounted using the lessee’s incremental borrowing rate of at the date of initial application 1,177,246 Lease liability recognised as at 1 January 2019 1,177,246 Of which are: Current lease liabilities 58,490 Non-current lease liabilities 1,118,756 1,177,246 (c) Measurement of right-of-use assets The right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at 31 December 2018. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

124 125 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.2 Changes in accounting policies (d) Adjustment recognised in the balance sheet on 1 January 2019 The change in accounting policy affected the following items in the balance sheet on 1 January 2019: • right-of-use assets – increase by RMB3,101,742,000 • leasehold land payments – decrease by RMB1,924,496,000 • lease liabilities – increase by RMB1,177,246,000 There was no impact on retained earnings on 1 January 2019. (e) Lessor accounting The Group did not need to make any adjustments to the accounting for assets held as lessor under operating leases as a result of the adoption of IFRS 16. 2.3 Subsidiaries 2.3.1 Consolidation A subsidiary is an entity (including a structured entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.124 125 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.2 Changes in accounting policies (d) Adjustment recognised in the balance sheet on 1 January 2019 The change in accounting policy affected the following items in the balance sheet on 1 January 2019: • right-of-use assets – increase by RMB3,101,742,000 • leasehold land payments – decrease by RMB1,924,496,000 • lease liabilities – increase by RMB1,177,246,000 There was no impact on retained earnings on 1 January 2019. (e) Lessor accounting The Group did not need to make any adjustments to the accounting for assets held as lessor under operating leases as a result of the adoption of IFRS 16. 2.3 Subsidiaries 2.3.1 Consolidation A subsidiary is an entity (including a structured entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.3 Subsidiaries 2.3.1 Consolidation (continued) (a) Business combinations The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognised amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS. Acquisition-related costs are expensed as incurred. If the business combination is achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognise the resulting gain or loss, if any, in profit or loss. Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity. The excess of the consideration transferred and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in profit or loss (Note 2.10).GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.3 Subsidiaries 2.3.1 Consolidation (continued) (a) Business combinations The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognised amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS. Acquisition-related costs are expensed as incurred. If the business combination is achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognise the resulting gain or loss, if any, in profit or loss. Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity. The excess of the consideration transferred and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in profit or loss (Note 2.10).

126 127 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.3 Subsidiaries 2.3.1 Consolidation (continued) (a) Business combinations (continued) Intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies. (b) Changes in ownership interests in subsidiaries without change of control Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity. (c) Disposal of subsidiaries When the Group ceases to have control, any retained interest in the entity is re- measured to its fair value at the date when control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities, which means that amounts previously recognised in other comprehensive income are reclassified to profit or loss. 2.3.2 Separate financial statements Investments in subsidiaries are accounted for at cost less impairment. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable. Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.126 127 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.3 Subsidiaries 2.3.1 Consolidation (continued) (a) Business combinations (continued) Intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies. (b) Changes in ownership interests in subsidiaries without change of control Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity. (c) Disposal of subsidiaries When the Group ceases to have control, any retained interest in the entity is re- measured to its fair value at the date when control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities, which means that amounts previously recognised in other comprehensive income are reclassified to profit or loss. 2.3.2 Separate financial statements Investments in subsidiaries are accounted for at cost less impairment. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable. Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.4 Associates An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill. If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income is reclassified to profit or loss where appropriate. The Group’s share of post-acquisition profit or loss is recognised in profit or loss, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount within ‘share of result of associates’, included in the consolidated comprehensive income statement. Profits or losses and other comprehensive income resulting from upstream and downstream transactions between the Group and its associates are recognised in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. In the Company’s balance sheet, investments in associates are accounted for at cost less provision for impairment losses. Cost also includes direct attributable costs of investment. The results of associates are accounted for by the Company on the basis of dividend received and receivable.GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.4 Associates An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill. If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income is reclassified to profit or loss where appropriate. The Group’s share of post-acquisition profit or loss is recognised in profit or loss, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount within ‘share of result of associates’, included in the consolidated comprehensive income statement. Profits or losses and other comprehensive income resulting from upstream and downstream transactions between the Group and its associates are recognised in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. In the Company’s balance sheet, investments in associates are accounted for at cost less provision for impairment losses. Cost also includes direct attributable costs of investment. The results of associates are accounted for by the Company on the basis of dividend received and receivable.

128 129 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.5 Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the senior executives of the Company that make strategic decisions. 2.6 Foreign currency transaction (a) Functional and presentation currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Renminbi (“RMB”), which is the Company’s functional and the Group’s presentation currency. (b) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss. Foreign exchange gains and losses are presented in the consolidated comprehensive income statement within “Finance costs-net”. 2.7 Fixed assets Fixed assets are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items (for the case of fixed assets acquired by the Company from Predecessor during the Restructuring, the revaluated amount in the Restructuring was deemed costs). Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred. Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:128 129 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.5 Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the senior executives of the Company that make strategic decisions. 2.6 Foreign currency transaction (a) Functional and presentation currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Renminbi (“RMB”), which is the Company’s functional and the Group’s presentation currency. (b) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss. Foreign exchange gains and losses are presented in the consolidated comprehensive income statement within “Finance costs-net”. 2.7 Fixed assets Fixed assets are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items (for the case of fixed assets acquired by the Company from Predecessor during the Restructuring, the revaluated amount in the Restructuring was deemed costs). Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred. Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.7 Fixed assets Buildings (a) 20 to 40 years Tracks, bridges and service roads (a) 16 to 100 years Locomotives and rolling stock 20 years Communications and signalling systems 8 to 20 years Other machinery and equipment 4 to 25 years (a) The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease; and the initial period of certain land use right acquired (note 2.27), on which these assets are located. The Group will renew the term of land use right upon its expiry in strict compliance with requirements of relevant laws and regulations. There is no substantive impediment for the renewal except for public interests. In addition, based on the provision of the land use right operating lease agreement entered into with Guangzhou Railway Group (note 38(b)), the Company can renew the lease at its own discretion upon expiry of the operating lease term. Based on the above consideration, the directors of the Company consider the current estimated useful lives of those assets to be reasonable. The assets residual values and estimated useful lives are reviewed, and adjusted if appropriate, at the end of each year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.11). Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within “other losses — net”, included in the consolidated comprehensive income statement. 2.8 Construction-in-progress Construction-in-progress represents buildings, tracks, bridges and service roads under construction, and mainly includes the construction related costs for the associated facilities of the existing railway lines of the Group. Construction-in-progress is stated at cost, which includes all expenditures and other direct costs, site restoration costs, prepayments attributable to the construction and interest charges arising from borrowings used to finance the construction during the construction period, less impairment loss. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use.GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.7 Fixed assets Buildings (a) 20 to 40 years Tracks, bridges and service roads (a) 16 to 100 years Locomotives and rolling stock 20 years Communications and signalling systems 8 to 20 years Other machinery and equipment 4 to 25 years (a) The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease; and the initial period of certain land use right acquired (note 2.27), on which these assets are located. The Group will renew the term of land use right upon its expiry in strict compliance with requirements of relevant laws and regulations. There is no substantive impediment for the renewal except for public interests. In addition, based on the provision of the land use right operating lease agreement entered into with Guangzhou Railway Group (note 38(b)), the Company can renew the lease at its own discretion upon expiry of the operating lease term. Based on the above consideration, the directors of the Company consider the current estimated useful lives of those assets to be reasonable. The assets residual values and estimated useful lives are reviewed, and adjusted if appropriate, at the end of each year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.11). Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within “other losses — net”, included in the consolidated comprehensive income statement. 2.8 Construction-in-progress Construction-in-progress represents buildings, tracks, bridges and service roads under construction, and mainly includes the construction related costs for the associated facilities of the existing railway lines of the Group. Construction-in-progress is stated at cost, which includes all expenditures and other direct costs, site restoration costs, prepayments attributable to the construction and interest charges arising from borrowings used to finance the construction during the construction period, less impairment loss. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use.

130 131 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.8 Construction-in-progress From time to time, certain railway assets of the Group require major modifications and improvements. The carrying amounts are transferred from fixed assets to construction-in- progress. The carrying amounts, including costs of modifications, are transferred back to fixed assets upon completion of the improvement projects. 2.9 Goodwill Goodwill represents the excess of the consideration transferred, the amount of any non- controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of identifiable net assets acquired. Goodwill arising from acquisitions of subsidiaries’ business is disclosed separately on the consolidated balance sheet. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (“CGUs”), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level. Goodwill impairment reviews are undertaken at least annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed. 2.10 Impairment of non-financial assets other than goodwill Assets that subjected to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.130 131 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.8 Construction-in-progress From time to time, certain railway assets of the Group require major modifications and improvements. The carrying amounts are transferred from fixed assets to construction-in- progress. The carrying amounts, including costs of modifications, are transferred back to fixed assets upon completion of the improvement projects. 2.9 Goodwill Goodwill represents the excess of the consideration transferred, the amount of any non- controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of identifiable net assets acquired. Goodwill arising from acquisitions of subsidiaries’ business is disclosed separately on the consolidated balance sheet. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (“CGUs”), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level. Goodwill impairment reviews are undertaken at least annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed. 2.10 Impairment of non-financial assets other than goodwill Assets that subjected to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.11 Investments and other financial assets (a) Classification The Group classifies its financial assets in the following measurement categories: • those to be measured at amortised cost; or • those to be measured subsequently at FVOCI; The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will be recorded in other comprehensive income (“OCI”). For investments in equity instruments that are not held for trading, the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. (b) Recognition and derecognition Regular way purchases and sales of financial assets are recognised on the trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. (c) Measurement At initial recognition, the Group measures a financial asset at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. Equity instruments The Group subsequently measures all equity investments at fair value. For investments in equity instruments that are not held for trading, over which the Group has no control, joint control or significant influence are measured at FVOCI. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment, any related balance within the FVOCI reserve is reclassified to retained earnings.GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.11 Investments and other financial assets (a) Classification The Group classifies its financial assets in the following measurement categories: • those to be measured at amortised cost; or • those to be measured subsequently at FVOCI; The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will be recorded in other comprehensive income (“OCI”). For investments in equity instruments that are not held for trading, the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. (b) Recognition and derecognition Regular way purchases and sales of financial assets are recognised on the trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. (c) Measurement At initial recognition, the Group measures a financial asset at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. Equity instruments The Group subsequently measures all equity investments at fair value. For investments in equity instruments that are not held for trading, over which the Group has no control, joint control or significant influence are measured at FVOCI. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment, any related balance within the FVOCI reserve is reclassified to retained earnings.

132 133 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.11 Investments and other financial assets (c) Measurement (continued) Equity instruments (continued) Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value. Debt instruments Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group measures all of its debt instruments at amortised cost. Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated comprehensive income statement. (d) Impairment The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost, including trade receivables, other receivables and long-term receivable. Management recognised provision for credit losses on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information. For financial assets subject to ECL measurement except trade receivables, on each balance sheet day, the Group assesses the significant increase in credit risk since initial recognition or whether an asset is considered to be credit impaired, ‘Three-stage’ expected credit loss models are established and staging definition are set for each of these financial assets class. A financial instrument which are not considered to have significantly increased in credit risk since initial recognition is classified in ‘Stage 1’. The impairment provision is measured at an amount equal to the 12-month expected credit losses for these financial assets.132 133 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.11 Investments and other financial assets (c) Measurement (continued) Equity instruments (continued) Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value. Debt instruments Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group measures all of its debt instruments at amortised cost. Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated comprehensive income statement. (d) Impairment The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost, including trade receivables, other receivables and long-term receivable. Management recognised provision for credit losses on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information. For financial assets subject to ECL measurement except trade receivables, on each balance sheet day, the Group assesses the significant increase in credit risk since initial recognition or whether an asset is considered to be credit impaired, ‘Three-stage’ expected credit loss models are established and staging definition are set for each of these financial assets class. A financial instrument which are not considered to have significantly increased in credit risk since initial recognition is classified in ‘Stage 1’. The impairment provision is measured at an amount equal to the 12-month expected credit losses for these financial assets.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.11 Investments and other financial assets (d) Impairment (continued) If a significant increase in credit risk since initial recognition is identified but the financial instrument is not yet deemed to be credit-impaired, the financial instrument is moved to ‘Stage 2’. The impairment provision is measured based on expected credit losses on a lifetime basis. If the financial instrument is credit-impaired, the financial instrument is then moved to ‘Stage 3’. The impairment provision is measured based on expected credit losses on lifetime basis. For the financial Instruments in Stage 1 and Stage 2, the Group calculates the interest income based on its gross carrying amount (i.e. amortized cost) before adjusting for impairment provision using the effective interest method. For the financial instruments in Stage 3, the interest income is calculated based on the carrying amount of the asset, net of the impairment provision, using the effective interest method. Financial assets that are originated or purchased credit impaired are financial assets that are impaired at the time of initial recognition, and the impairment provision for these assets is the expected credit loss for the entire lifetime. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables. 2.12 Offsetting financial instruments Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty. 2.13 Long-term prepaid expenses Long-term prepaid expenses include the various expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses are amortised on the straight-line basis over the expected beneficial period and are presented at actual expenditure incurred, net of accumulated amortisation.GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.11 Investments and other financial assets (d) Impairment (continued) If a significant increase in credit risk since initial recognition is identified but the financial instrument is not yet deemed to be credit-impaired, the financial instrument is moved to ‘Stage 2’. The impairment provision is measured based on expected credit losses on a lifetime basis. If the financial instrument is credit-impaired, the financial instrument is then moved to ‘Stage 3’. The impairment provision is measured based on expected credit losses on lifetime basis. For the financial Instruments in Stage 1 and Stage 2, the Group calculates the interest income based on its gross carrying amount (i.e. amortized cost) before adjusting for impairment provision using the effective interest method. For the financial instruments in Stage 3, the interest income is calculated based on the carrying amount of the asset, net of the impairment provision, using the effective interest method. Financial assets that are originated or purchased credit impaired are financial assets that are impaired at the time of initial recognition, and the impairment provision for these assets is the expected credit loss for the entire lifetime. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables. 2.12 Offsetting financial instruments Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty. 2.13 Long-term prepaid expenses Long-term prepaid expenses include the various expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses are amortised on the straight-line basis over the expected beneficial period and are presented at actual expenditure incurred, net of accumulated amortisation.

134 135 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.14 Non-current assets held for sale Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, financial assets and investment property that are carried at fair value, which are specifically exempt from this requirement. An impairment loss is recognised for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition. Non-current assets are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised. Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet. 2.15 Materials and supplies Materials and supplies are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are charged as fuel costs and repair and maintenance expenses when consumed. The cost of materials and supplies may not be recoverable if they are damaged, become wholly or partially obsolete, or if their selling prices have declined due to various reasons. When such circumstances happen, cost of materials and supplies is written to net realisable value, which is the estimated selling price less applicable variable expenses. 2.16 Trade and other receivables Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets. Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.134 135 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.14 Non-current assets held for sale Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, financial assets and investment property that are carried at fair value, which are specifically exempt from this requirement. An impairment loss is recognised for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition. Non-current assets are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised. Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet. 2.15 Materials and supplies Materials and supplies are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are charged as fuel costs and repair and maintenance expenses when consumed. The cost of materials and supplies may not be recoverable if they are damaged, become wholly or partially obsolete, or if their selling prices have declined due to various reasons. When such circumstances happen, cost of materials and supplies is written to net realisable value, which is the estimated selling price less applicable variable expenses. 2.16 Trade and other receivables Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets. Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.17 Cash and cash equivalents Cash and cash equivalents include cash in hand; deposits held at call with banks; and other short-term highly liquid investments with original maturities of three months or less. 2.18 Share capital Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. 2.19 Financial liabilities The Group’s financial liabilities include trade payables, other payables (excluding other tax payables, employee salary and benefits payables and advances), payables for fixed assets and construction-in-progress, dividends payable and lease liabilities. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method. Trade payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Financial liabilities are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. The Group derecognises financial liability when, and only when, the Group’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.17 Cash and cash equivalents Cash and cash equivalents include cash in hand; deposits held at call with banks; and other short-term highly liquid investments with original maturities of three months or less. 2.18 Share capital Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. 2.19 Financial liabilities The Group’s financial liabilities include trade payables, other payables (excluding other tax payables, employee salary and benefits payables and advances), payables for fixed assets and construction-in-progress, dividends payable and lease liabilities. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method. Trade payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Financial liabilities are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. The Group derecognises financial liability when, and only when, the Group’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

136 137 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.20 Current and deferred income tax The tax expense for the period comprises current and deferred tax. Tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively. (a) Current income tax The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the PRC where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provision where appropriate on the basis of amounts expected to be paid to the tax authorities. (b) Deferred income tax Inside basis differences Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.136 137 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.20 Current and deferred income tax The tax expense for the period comprises current and deferred tax. Tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively. (a) Current income tax The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the PRC where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provision where appropriate on the basis of amounts expected to be paid to the tax authorities. (b) Deferred income tax Inside basis differences Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.20 Current and deferred income tax (b) Deferred income tax (continued) Outside basis differences Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, and associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from the associate’s undistributed profits is not recognised. Deferred income tax assets are recognised on deductible temporary differences arising from investments in subsidiaries, and associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilised. (c) Offsetting Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. 2.21 Employee benefits (a) Defined contribution plan The Group pays contributions to defined contribution schemes operated by the local government for employee benefits in respect of pension and unemployment. The Group also pays contribution to defined contribution schemes operated by Guangzhou Railway Group for employee supplementary pension benefit. The Group has no further payment obligations once the contributions have been paid. The contributions to the defined contribution schemes are recognised as staff costs when they are due.GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.20 Current and deferred income tax (b) Deferred income tax (continued) Outside basis differences Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, and associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from the associate’s undistributed profits is not recognised. Deferred income tax assets are recognised on deductible temporary differences arising from investments in subsidiaries, and associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilised. (c) Offsetting Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. 2.21 Employee benefits (a) Defined contribution plan The Group pays contributions to defined contribution schemes operated by the local government for employee benefits in respect of pension and unemployment. The Group also pays contribution to defined contribution schemes operated by Guangzhou Railway Group for employee supplementary pension benefit. The Group has no further payment obligations once the contributions have been paid. The contributions to the defined contribution schemes are recognised as staff costs when they are due.

138 139 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.21 Employee benefits (b) Termination benefits Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value. 2.22 Provisions Provisions are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.138 139 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.21 Employee benefits (b) Termination benefits Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value. 2.22 Provisions Provisions are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.23 Revenue recognition Revenue of the Group comprise of revenue from railroad and related business and revenue from other business. (a) Revenue from railroad and related business The operations of the railway business of the Group form part of the nationwide railway system in the PRC and they are supervised and governed by CSRG. The Group renders the passenger transportation and freight transportation services, and the related service fees and charges are collected from customer or other railway companies by the Group. The respective fares and charges of the services, and processing of the respective revenue and cost allocation among different railway companies are done centrally by a central clearance system operated by CSRG. Revenue from passenger transportation Passenger transportation generally include transportation business of Guangzhou- Shenzhen inter-city express trains, long-distance trains and Guangzhou-Hong Kong city through trains. These services are provided by the Group as the carrier in mainland China and Hong Kong, and the corresponding revenue information is captured and processed by CSRG through the central clearance system. Revenues are recognized overtime when the train transportation services are rendered. The revenue is presented net of value-added tax but before deduction of any sales handling commissions. Revenue from freight transportation The Group also provides freight transportation services. Service information and computation of the attributable revenues entitled by the Group are processed by the central clearance system of CSRG. The revenues are recognised at gross amounts overtime in the accounting period in which the services are rendered.GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.23 Revenue recognition Revenue of the Group comprise of revenue from railroad and related business and revenue from other business. (a) Revenue from railroad and related business The operations of the railway business of the Group form part of the nationwide railway system in the PRC and they are supervised and governed by CSRG. The Group renders the passenger transportation and freight transportation services, and the related service fees and charges are collected from customer or other railway companies by the Group. The respective fares and charges of the services, and processing of the respective revenue and cost allocation among different railway companies are done centrally by a central clearance system operated by CSRG. Revenue from passenger transportation Passenger transportation generally include transportation business of Guangzhou- Shenzhen inter-city express trains, long-distance trains and Guangzhou-Hong Kong city through trains. These services are provided by the Group as the carrier in mainland China and Hong Kong, and the corresponding revenue information is captured and processed by CSRG through the central clearance system. Revenues are recognized overtime when the train transportation services are rendered. The revenue is presented net of value-added tax but before deduction of any sales handling commissions. Revenue from freight transportation The Group also provides freight transportation services. Service information and computation of the attributable revenues entitled by the Group are processed by the central clearance system of CSRG. The revenues are recognised at gross amounts overtime in the accounting period in which the services are rendered.

140 141 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.23 Revenue recognition (a) Revenue from railroad and related business (continued) Revenue from railway network usage and other transportation related services Revenue from railway network usage and other transportation related services, mainly consist of network usage services (locomotive traction, track usage and electric catenaries service, etc.) and railway operation services and other services, are rendered by the Group together with other railway companies in the PRC. The information relating to network usage service is captured and processed by the central clearance system of CSRG. The revenue from network usage services are recognized overtime in the accounting period in which the services are rendered, and revenue can be reliably measured. Railway operation services and other services are rendered solely by the Group and all proceeds are collected by the Group directly. When the services rendered by the Group exceed the payment, a contract asset is recognised. If the payments exceed the services rendered, a contract liability is recognised. (b) Revenue from other businesses Revenue from other business mainly consist of on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation. Revenues from on-board catering services are recognised overtime when the related services are rendered. Revenues from sales of materials and supplies and sale of goods are recognised when the respective materials and goods are delivered to customers at appoint in time. Revenue from operating lease arrangements on certain properties and locomotives is recognised overtime on a straight-line basis over the period of the respective leases. (c) Financing components The Group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.140 141 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.23 Revenue recognition (a) Revenue from railroad and related business (continued) Revenue from railway network usage and other transportation related services Revenue from railway network usage and other transportation related services, mainly consist of network usage services (locomotive traction, track usage and electric catenaries service, etc.) and railway operation services and other services, are rendered by the Group together with other railway companies in the PRC. The information relating to network usage service is captured and processed by the central clearance system of CSRG. The revenue from network usage services are recognized overtime in the accounting period in which the services are rendered, and revenue can be reliably measured. Railway operation services and other services are rendered solely by the Group and all proceeds are collected by the Group directly. When the services rendered by the Group exceed the payment, a contract asset is recognised. If the payments exceed the services rendered, a contract liability is recognised. (b) Revenue from other businesses Revenue from other business mainly consist of on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation. Revenues from on-board catering services are recognised overtime when the related services are rendered. Revenues from sales of materials and supplies and sale of goods are recognised when the respective materials and goods are delivered to customers at appoint in time. Revenue from operating lease arrangements on certain properties and locomotives is recognised overtime on a straight-line basis over the period of the respective leases. (c) Financing components The Group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.24 Interest income Interest income is recognised using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired receivables is recognised using the original effective interest rate. 2.25 Dividend income Dividend income is recognised when the right to receive payment is established. 2.26 Government grants Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to costs are deferred and recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to fixed assets are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets. 2.27 Leases As explained in note 2.2 above, the Group has changed its accounting policy for leases where the Group is the lessee. The new policy is described below and the impact of the change in note 2.2. Leases in which a significant portion of the risks and rewards of ownership were not transferred to the Group were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease. From 1 January 2019, leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. The Group’s right-of-use asset mainly consisted of lease of land and leasehold land payments for self-occupied purpose.GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.24 Interest income Interest income is recognised using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired receivables is recognised using the original effective interest rate. 2.25 Dividend income Dividend income is recognised when the right to receive payment is established. 2.26 Government grants Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to costs are deferred and recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to fixed assets are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets. 2.27 Leases As explained in note 2.2 above, the Group has changed its accounting policy for leases where the Group is the lessee. The new policy is described below and the impact of the change in note 2.2. Leases in which a significant portion of the risks and rewards of ownership were not transferred to the Group were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease. From 1 January 2019, leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. The Group’s right-of-use asset mainly consisted of lease of land and leasehold land payments for self-occupied purpose.

142 143 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.27 Leases For the lease of land, in connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with a parcel of land, on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the lease term is 20 years, renewable at the discretion of the Group. The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease; and the initial period of certain land use right acquired, on which these assets are located. Based on the provision of the land use right operating lease agreement entered into with Guangzhou Railway Group, the Company can renew the lease at its own discretion upon expiry of the operating lease term, and the Company except to exercise the option to extend the lease within the remaining useful lives of those assets. Therefore the Group is reasonably certain to determine the lease term based on the remaining useful lives of those assets. For the land use rights, the Group acquired the right to use certain pieces of land for certain of its rail lines, railway stations and other businesses. The consideration paid for such land represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: • fixed payments (including in-substance fixed payments), less any lease incentives receivable • variable lease payment that are based on an index or a rate • amounts expected to be payable by the lessee under residual value guarantees • the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and • payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.142 143 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.27 Leases For the lease of land, in connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with a parcel of land, on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the lease term is 20 years, renewable at the discretion of the Group. The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease; and the initial period of certain land use right acquired, on which these assets are located. Based on the provision of the land use right operating lease agreement entered into with Guangzhou Railway Group, the Company can renew the lease at its own discretion upon expiry of the operating lease term, and the Company except to exercise the option to extend the lease within the remaining useful lives of those assets. Therefore the Group is reasonably certain to determine the lease term based on the remaining useful lives of those assets. For the land use rights, the Group acquired the right to use certain pieces of land for certain of its rail lines, railway stations and other businesses. The consideration paid for such land represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: • fixed payments (including in-substance fixed payments), less any lease incentives receivable • variable lease payment that are based on an index or a rate • amounts expected to be payable by the lessee under residual value guarantees • the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and • payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.27 Leases To determine the incremental borrowing rate, the Group: • where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received • uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third party financing, and • makes adjustments specific to the lease, eg term, country, currency and security. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Right-of-use assets are measured at cost comprising the following: • the amount of the initial measurement of lease liability • any lease payments made at or before the commencement date less any lease incentives received • any initial direct costs, and • restoration costs. Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognised as expense over the lease term on the same basis as lease income. The respective leased assets are included in the balance sheet based on their nature. The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting the new leasing standard.GUANGSHEN RAILWAY 2019 ANNUAL REPORT 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (continued) 2.27 Leases To determine the incremental borrowing rate, the Group: • where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received • uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third party financing, and • makes adjustments specific to the lease, eg term, country, currency and security. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Right-of-use assets are measured at cost comprising the following: • the amount of the initial measurement of lease liability • any lease payments made at or before the commencement date less any lease incentives received • any initial direct costs, and • restoration costs. Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognised as expense over the lease term on the same basis as lease income. The respective leased assets are included in the balance sheet based on their nature. The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting the new leasing standard.

144 145 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.28 Dividend distribution Dividend distribution to the shareholders is recognised as a liability in the Group’s and the Company’s financial statements in the period in which the dividends are approved by the shareholders of the Company. 3. FINANCIAL RISK MANAGEMENT 3.1 Financial risk factor The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and other price risk), credit risk and liquidity risk. The Group’s overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group. (a) Market risk (i) Foreign currency risk The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is also the functional and presentation currency of the Group. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than in RMB would subject the Group to foreign exchange exposure. The Group’s objective of managing the foreign currency risk is to minimise potential adverse effects arising from foreign transaction movements. Depending on volatility of specific foreign currency being exposed, measures are taken by management to manage the foreign currency positions.144 145 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2.28 Dividend distribution Dividend distribution to the shareholders is recognised as a liability in the Group’s and the Company’s financial statements in the period in which the dividends are approved by the shareholders of the Company. 3. FINANCIAL RISK MANAGEMENT 3.1 Financial risk factor The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and other price risk), credit risk and liquidity risk. The Group’s overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group. (a) Market risk (i) Foreign currency risk The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is also the functional and presentation currency of the Group. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than in RMB would subject the Group to foreign exchange exposure. The Group’s objective of managing the foreign currency risk is to minimise potential adverse effects arising from foreign transaction movements. Depending on volatility of specific foreign currency being exposed, measures are taken by management to manage the foreign currency positions.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factor *(continued)*

(a) *Market risk (continued)*

(i) Foreign currency risk (continued)

The following table shows the Group's foreign currency denominated monetary assets (in RMB thousands equivalent):

Monetary assets	Currency denomination	As at 31 December 2019	2018
Cash and cash equivalents	HKD	**88,892**	77,608
Cash and cash equivalents	USD	**8**	54
Other receivables	HKD	**713**	416
		89,613	78,078

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with monetary assets shown above. The Group has not used any means to hedge the exposure.

As at 31 December 2019, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, profit after tax for the year would have been RMB3,360,000 (2018: RMB2,926,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not expected to be significant.

(ii) Cash flow and fair value interest rate risk

Other than deposits held in banks and long-term receivable, the Group does not have significant interest-bearing assets or liabilities. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 1.53% (2018: 1.62%) per annum. Any change in the interest rate promulgated by the People's Bank of China from time to time is not considered to have a significant impact to the Group.

As at 31 December 2019 and 2018, the Group had no interest bearing debts, which may expose the Group to any interest rate risk.

146
—
147

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factor *(continued)*

(a) Market risk *(continued)*

(iii) Other price risk

The Group's exposure to price risk arises from equity investments held by the Group and classified as FVOCI (note 15).

As at 31 December 2019, if the expected price of the equity investments held by the Group increased/decreased by 5% with all other variables held constant, other comprehensive income for the year would have been RMB13,164,000 (2018: RMB12,047,000) higher/lower.

(b) Credit risk

Credit risk arises from cash and cash equivalents, short-term deposits, trade and other receivables (excluding prepayments) and long-term receivable.

(i) Risk management

The credit quality of financial assets that are neither past due nor impaired can be analysed by the identity of counterparties as follows:

	2019 **RMB'000**	2018 RMB'000
Trade receivables		
Due from Guangzhou Railway Group and its subsidiaries	**1,777,513**	1,756,816
Due from CSRG Group (excluding Guangzhou Railway Group and its subsidiaries)	**948,024**	665,009
Due from third parties	**833,305**	613,105
	3,558,842	3,034,930

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factor *(continued)*

(b) ***Credit risk*** *(continued)*

(i) *Risk management (continued)*

	2019 RMB'000	2018 RMB'000
Other receivables excluding prepayments		
Due from Guangzhou Railway Group and its subsidiaries	**22,031**	1,880
Due from CSRG Group (excluding Guangzhou Railway Group and its subsidiaries)	**48,418**	1,149
Due from third parties	**240,025**	289,387
	310,474	292,416

	2019 RMB'000	2018 RMB'000
Long-term receivable		
Due from a third party	**26,103**	28,354

For trade and other receivables, management performs ongoing credit evaluations of its customers/debtors' financial condition and generally does not require collateral from the customers/debtors. After assessing the expected realisability and timing for collection of the outstanding balances, the Group maintains a provision for impairment of receivables and actual losses incurred have been within management's expectation.

	2019 RMB'000	2018 RMB'000
Cash at bank and short-term deposits		
Placed in listed banks in the PRC	**1,562,334**	1,847,723

148 149 3. FINANCIAL RISK MANAGEMENT (continued) (continued) 3.1 Financial risk factor (b) Credit risk (continued) (i) Risk management (continued) Cash and short term deposits are placed with reputable banks. There was no recent history of default of cash and cash equivalents and short-term deposits from such financial institutions. There were no other financial assets carrying a significant exposure to credit risk. None of the financial assets that are fully performing has been renegotiated in the current year. (ii) Impairment of financial assets The Group has three types of financial assets that are subject to the expected credit loss model: trade receivables, other receivables and long-term receivable. While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial. Trade receivables The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss provision for all trade receivables. The Group categorises the trade receivables into the following portfolios based on credit risk characteristics: • Portfolio 1: receivable incurred from revenues collected and settled through the CSRG; • Portfolio 2: receivable incurred from revenue from railway operation; • Portfolio 3: receivable incurred from revenue other than railway operation and revenues collected and settled without the CSRG; and • Portfolio 4: bank acceptance that represents lower credit risk. Provision for credit losses are recognised on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information.148 149 3. FINANCIAL RISK MANAGEMENT (continued) (continued) 3.1 Financial risk factor (b) Credit risk (continued) (i) Risk management (continued) Cash and short term deposits are placed with reputable banks. There was no recent history of default of cash and cash equivalents and short-term deposits from such financial institutions. There were no other financial assets carrying a significant exposure to credit risk. None of the financial assets that are fully performing has been renegotiated in the current year. (ii) Impairment of financial assets The Group has three types of financial assets that are subject to the expected credit loss model: trade receivables, other receivables and long-term receivable. While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial. Trade receivables The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss provision for all trade receivables. The Group categorises the trade receivables into the following portfolios based on credit risk characteristics: • Portfolio 1: receivable incurred from revenues collected and settled through the CSRG; • Portfolio 2: receivable incurred from revenue from railway operation; • Portfolio 3: receivable incurred from revenue other than railway operation and revenues collected and settled without the CSRG; and • Portfolio 4: bank acceptance that represents lower credit risk. Provision for credit losses are recognised on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factor *(continued)*

(b) ***Credit risk*** *(continued)*

(ii) Impairment of financial assets (continued)

Trade receivables *(continued)*

On that basis, the loss provision as at 31 December 2019 and 31 December 2018 (on adoption of IFRS 9) was determined for trade receivables (in RMB thousands):

	As at 31 December 2019			As at 31 December 2018		
	Carrying amount	**ECL rates**	**Loss provision**	Carrying amount	ECL rates	Loss provision
Portfolio 1	**232,848**	**—**	**—**	248,481	—	—
Portfolio 2	**4,033,727**	**1.42%**	**(57,201)**	3,560,959	1.66%	(58,945)
Portfolio 3	**196,694**	**2.00%**	**(3,934)**	113,389	2.00%	(2,267)
Portfolio 4	**99,950**	**—**	**—**	—	—	—
	4,563,219		**(61,135)**	3,922,829		(61,212)

The loss provision for trade receivables as at 31 December reconciles to the opening loss provision as follows:

	Trade receivables	
	2019	2018
	RMB'000	*RMB'000*
Opening loss provision as at 1 January	**61,212**	66,907
Receivables written off during the year as uncollectible	**(77)**	(6)
Reversal of impairment loss provision	**—**	(5,689)
Closing loss provision at 31 December	**61,135**	61,212

150
—
151

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factor *(continued)*

(b) *Credit risk (continued)*

(ii) *Impairment of financial assets (continued)*

Other financial assets at amortised cost

Other financial assets at amortised cost include other receivables, and long-term receivable.

Impairment on other receivables and long-term receivable is measured as either 12-month expected credit losses or lifetime expected credit loss, depending on whether there has been a significant increase in credit risk since the initial recognition. If a significant increase in credit risk of a deposit or receivable has occurred since the initial recognition, then the impairment is measured as lifetime expected credit losses.

On that basis, the loss provision as at 31 December 2019 and 31 December 2018 for other receivables was as follows (in RMB thousands):

	As at 31 December 2019			As at 31 December 2018		
	Carrying amount	**ECL rates**	**Loss provision**	Carrying amount	ECL rates	Loss provision
Stage 1	**250,863**	**2.38%**	**(5,959)**	317,224	1.88%	(5,959)
Stage 2	**—**	**—**	**—**	—	—	
Stage 3	**4,631**	**100%**	**(4,631)**	4,631	100%	(4,631)
	255,494		**(10,590)**	321,855		(10,590)

Impairment losses on trade and other receivables and long-term receivable are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factor *(continued)*

(c) Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and the ability to close out market positions. Management monitors rolling forecasts of the Group's liquidity reserves (comprising cash and cash equivalents) on the basis of expected cash flows.

The table below analyses the Group's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than 1 year RMB'000	Between 1 and 5 years RMB'000	Over 5 years RMB'000	Carrying amount RMB'000
At 31 December 2019				
Trade and other payables excluding non-financial liabilities	2,683,828	—	—	2,683,828
Payables for fixed assets and construction-in-progress	1,802,592	—	—	1,802,592
Lease liabilities	58,490	233,960	4,796,180	5,088,630
Dividends payable	12,890	—	—	12,890
	4,557,800	233,960	4,796,180	9,587,940
At 31 December 2018				
Trade and other payables excluding non-financial liabilities	2,631,433	—	—	2,631,433
Payables for fixed assets and construction-in-progress	2,441,647	—	—	2,441,647
Dividends payable	12,894	—	—	12,894
	5,085,974	—	—	5,085,974

152 153 3. FINANCIAL RISK MANAGEMENT (continued) 3.2 Capital risk management The Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. As at 31 December 2019 and 2018, the Group has no short-term loan, long-term loan, bond payable or long-term payable. Management considered that such capital structure is appropriate. 3.3 Fair value estimation According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy: • Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1). • Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2). • Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3). As at 31 December 2019 and 2018, the Group did not have any financial instruments that were measured at fair value except for FVOCI (note 15). The following table presents the Group’s assets that are measured at fair value at 31 December 2019: Level 1 Level 2 Level 3 Total RMB’000 RMB’000 RMB’000 RMB’000 Assets Financial assets at FVOCI — — 351,045 351,045 152 153 3. FINANCIAL RISK MANAGEMENT (continued) 3.2 Capital risk management The Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. As at 31 December 2019 and 2018, the Group has no short-term loan, long-term loan, bond payable or long-term payable. Management considered that such capital structure is appropriate. 3.3 Fair value estimation According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy: • Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1). • Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2). • Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3). As at 31 December 2019 and 2018, the Group did not have any financial instruments that were measured at fair value except for FVOCI (note 15). The following table presents the Group’s assets that are measured at fair value at 31 December 2019: Level 1 Level 2 Level 3 Total RMB’000 RMB’000 RMB’000 RMB’000 Assets Financial assets at FVOCI — — 351,045 351,045

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.3 Fair value estimation *(continued)*

The following table presents the Group's assets that are measured at fair value at 31 December 2018:

	Level 1 *RMB'000*	Level 2 *RMB'000*	Level 3 *RMB'000*	Total *RMB'000*
Assets				
Financial assets at FVOCI	—	—	321,246	321,246

There were no transfers between levels 1, 2 and 3 or changes in valuation techniques during the year. There were no gains/(losses) recognised for the year ended 31 December 2019.

Financial assets and liabilities of the Group measured at amortised cost include trade and other receivables, long-term receivable, short-time deposits, cash and cash equivalents, and trade and other payables, of which the fair values approximate their carrying amounts.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a) Provision for impairment of trade receivables

The provision for impairment of trade receivables are recognised on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information. The assessment of the ECL involves significant accounting estimations and judgements, including historical period selection by making reference to historical credit loss experience of each portfolio, trade receivables lifetime recovery information and other relevant data as well as forward looking estimates such as changes of future economics, unemployment rate forecast, market environment and customer portfolio at the end of each reporting period.

154 155 5. SEGMENT INFORMATION The chief operating decision-makers have been identified as the senior executives of the Company. Senior executives of the Company review the Group’s internal reporting in order to assess performance and allocate resources. The operating segments were determined based on these management reports. Senior executives evaluate the business from a perspective of revenues and operating results generated from railroad and related business conducted by the Company (“the Railway Transportation Business”). Other segments mainly include on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation provided by the subsidiaries of the Company. Senior executives of the Company assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives of the Company is measured in a manner consistent with that in the consolidated financial statements.154 155 5. SEGMENT INFORMATION The chief operating decision-makers have been identified as the senior executives of the Company. Senior executives of the Company review the Group’s internal reporting in order to assess performance and allocate resources. The operating segments were determined based on these management reports. Senior executives evaluate the business from a perspective of revenues and operating results generated from railroad and related business conducted by the Company (“the Railway Transportation Business”). Other segments mainly include on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation provided by the subsidiaries of the Company. Senior executives of the Company assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives of the Company is measured in a manner consistent with that in the consolidated financial statements.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

5. SEGMENT INFORMATION *(continued)*

The segment results during 2019 and 2018 are as follows:

	The Railway Transportation Business		All other segments		Eliminations		Total	
	2019	2018	**2019**	2018	**2019**	2018	**2019**	2018
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Segment revenue								
– Railroad Businesses	**20,025,568**	18,823,379	**–**	–	**–**	–	**20,025,568**	18,823,379
– Other Businesses	**938,066**	779,719	**271,452**	273,274	**(56,735)**	(48,354)	**1,152,783**	1,004,639
Total revenue	**20,963,634**	19,603,098	**271,452**	273,274	**(56,735)**	(48,354)	**21,178,351**	19,828,018
Timing of revenue recognition								
– Overtime	**20,826,847**	19,480,546	**110,214**	89,590	**(56,735)**	(48,354)	**20,880,326**	19,521,782
– At a point in time	**136,787**	122,552	**161,238**	183,684	**–**	–	**298,025**	306,236
	20,963,634	19,603,098	**271,452**	273,274	**(56,735)**	(48,354)	**21,178,351**	19,828,018
Segment result	**1,045,581**	1,120,148	**(36,489)**	(26,078)	**–**	(25,270)	**1,009,092**	1,068,800
Finance costs – net	**56,439**	451	**271**	179	**–**	–	**56,710**	630
Share of results of associates, net of tax	**(7,039)**	7,177	**–**	–	**–**	(7,039)	**7,177**	
Depreciation of fixed assets	**1,633,185**	1,603,106	**4,113**	6,637	**–**	–	**1,637,298**	1,609,743
Depreciation of right-of-use assets	**53,993**	–	**11,331**	–	**–**	–	**65,324**	–
Amortisation of leasehold land payments	**–**	44,450	**–**	11,332	**–**	–	**–**	55,782
Amortisation of long-term prepaid expenses	**16,008**	12,596	**430**	313	**–**	–	**16,438**	12,909
Impairment of fixed assets	**20,697**	10,364	**–**	–	**–**	–	**20,697**	10,364
Impairment of construction-in-progress	**–**	–	**–**	–	**–**	–	**–**	–
Provision for impairment of materials and supplies	**10,793**	11,361	**–**	–	**–**	–	**10,793**	11,361

156
—
157

5. SEGMENT INFORMATION *(continued)*

A reconciliation of the segment results to profit for the year of 2019 and 2018 is as follows:

	The Railway Transportation Business		All other segments		Eliminations		Total	
	2019	2018	2019	2018	2019	2018	2019	2018
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Segment result	1,045,581	1,120,148	(36,489)	(26,078)	–	(25,270)	1,009,092	1,068,800
Income tax expense	(262,942)	(291,202)	1,814	1,436	–	–	(261,128)	(289,766)
Profit/(loss) for the year	782,639	828,946	(34,675)	(24,642)	–	(25,270)	747,964	779,034

The Group is domiciled in the PRC. All the Group's revenues were generated in the PRC, and the assets of the Group are also located in the PRC.

	The Railway Transportation Business		All other segments		Eliminations		Total	
	2019	2018	2019	2018	2019	2018	2019	2018
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Total segment assets	36,691,272	35,089,100	485,891	496,353	(284,030)	(183,216)	36,893,133	35,402,237
Total segment assets include:								
Investment in associates	174,686	181,725	–	–	–	–	174,686	181,725
Additions to non-current assets (other than financial instruments and deferred tax assets)	1,757,394	2,885,650	3,097	7,635	–	–	1,760,491	2,893,285
Total segment liabilities	7,348,182	6,163,507	595,487	571,273	(189,817)	(148,872)	7,753,852	6,585,908

Revenues of approximately RMB4,400,273,000 (2018: RMB3,966,988,000) were derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Railway Transportation Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

6. FIXED ASSETS — NET

	Buildings *RMB'000*	Tracks, bridges and service roads *RMB'000*	Locomotives and rolling stock *RMB'000*	Communications and signalling systems *RMB'000*	Other machinery and equipment *RMB'000*	Total *RMB'000*
At 1 January 2018						
Cost	7,441,605	14,588,338	7,903,204	1,993,168	6,628,084	38,554,399
Accumulated depreciation	(2,590,294)	(3,390,032)	(3,053,269)	(1,522,955)	(4,368,375)	(14,924,925)
Impairment	–	–	(9,865)	–	(2,471)	(12,336)
Net book amount	4,851,311	11,198,306	4,840,070	470,213	2,257,238	23,617,138
Year ended 31 December 2018						
Opening net book amount	4,851,311	11,198,306	4,840,070	470,213	2,257,238	23,617,138
Other additions	6,956	–	712,632	22,784	115,526	857,898
Transfer in from construction-in-progress *(Note 7)*	162,624	277,739	127,805	28,629	133,089	729,886
Transfer out to construction-in-progress for improvement/ modifications *(Note 7)*	(60,507)	(273,678)	(715,707)	(8,042)	(36,835)	(1,094,769)
Transfer in from construction-in-progress after repair	124,345	324,386	1,414,100	40,026	76,003	1,978,860
Reclassifications	(5,631)	–	–	–	5,631	–
Disposals	(4,082)	(99,463)	(167,790)	(10,531)	(15,128)	(296,994)
Depreciation charges	(320,823)	(213,858)	(611,095)	(104,096)	(359,871)	(1,609,743)
Impairment charge	(2,881)	–	–	–	(7,483)	(10,364)
Impairment write-off	–	–	9,865	–	2,471	12,336
Closing net book amount	4,751,312	11,213,432	5,609,880	438,983	2,170,641	24,184,248
At 31 December 2018						
Cost	7,590,161	14,735,949	8,218,284	2,034,318	6,631,867	39,210,579
Accumulated depreciation	(2,835,968)	(3,522,517)	(2,608,404)	(1,595,335)	(4,453,743)	(15,015,967)
Impairment	(2,881)	–	–	–	(7,483)	(10,364)
Net book amount	4,751,312	11,213,432	5,609,880	438,983	2,170,641	24,184,248

158
—
159

6. FIXED ASSETS — NET *(continued)*

	Buildings *RMB'000*	Tracks, bridges and service roads *RMB'000*	Locomotives and rolling stock *RMB'000*	Communications and signalling systems *RMB'000*	Other machinery and equipment *RMB'000*	Total *RMB'000*
Year ended 31 December 2019						
Opening net book amount	4,751,312	11,213,432	5,609,880	438,983	2,170,641	24,184,248
Other additions	4,975	2,185	948	28	96,443	104,579
Transfer in from construction-in-progress *(Note 7)*	238,599	110,172	65,903	87,732	241,212	743,618
Transfer out to construction-in-progress for improvement/ modifications *(Note 7)*	(10,523)	(44,034)	(484,992)	(24,994)	(27,658)	(592,201)
Transfer in from construction-in-progress after repair	27,451	121,591	716,082	28,712	58,802	952,638
Reclassifications	(102)	102	238	(412)	174	–
Disposals	(8,529)	(87,439)	(49,855)	(5,526)	(17,468)	(168,817)
Depreciation charges	(321,779)	(214,909)	(661,484)	(87,880)	(351,246)	(1,637,298)
Impairment charge	(20,697)	–	–	–	–	(20,697)
Impairment write-off	–	–	–	–	11	11
Closing net book amount	4,660,707	11,101,100	5,196,720	436,643	2,170,911	23,566,081
At 31 December 2019						
Cost	7,825,870	14,817,730	8,102,522	1,852,565	6,757,634	39,356,321
Accumulated depreciation	(3,141,585)	(3,716,630)	(2,905,802)	(1,415,922)	(4,579,251)	(15,759,190)
Impairment	(23,578)	–	–	–	(7,472)	(31,050)
Net book amount	4,660,707	11,101,100	5,196,720	436,643	2,170,911	23,566,081

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

6. FIXED ASSETS — NET *(continued)*

(a) As at 31 December 2019, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,626,540,000 (2018: RMB1,676,711,000) had not been obtained by the Group.

These kind of buildings are classified as below:

	Carrying value as at 31 December 2019 *RMB'000*	Carrying value as at 31 December 2018 *RMB'000*	**Reason for delay in obtaining the ownership certificates**
Certificates for buildings under application procedures	**1,040,897**	1,067,076	The Group commenced such application procedures with the respective authorities in China by the end of 2017, there has been progress made and the Group's management does not expect any major difficulties in obtaining the remaining ownership certificates.
Certain buildings located on the land of which the land use right certificates have not been obtained	**49,846**	53,392	According to relevant laws and regulations in China, the land use right certificates of the land on which these buildings are located must be obtained before the Group can start the application for the respective housing ownership certificates. As a result, the Group will start to apply for the ownership certificates of these buildings after they have completed the procedures to obtain the land use right certificates.
Certain buildings attached to pieces of land which is held by lease	**535,797**	556,243	Such land is held by lease under certain operating lease arrangements. Due to the fact that the Group does not have the underlying land use right certificates for such land, therefore, the Group cannot apply for the respective ownership certificates of the buildings constructed on top of it. According to the lease agreements and communication with the leasors, and as confirmed by the Company's legal counsel, the Group possesses the right to use and/or own such buildings without the certificates.

160
—
161

6. FIXED ASSETS — NET *(continued)*

After consultation made with the Company's legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of these buildings and it should not lead to any significant adverse impact on the operations of the Group.

(b) As at 31 December 2019, fixed assets of the Group with an aggregate net book value of approximately RMB172,218,000 (2018: RMB138,390,000) had been fully depreciated but they were still in use.

7. CONSTRUCTION-IN-PROGRESS

	2019 *RMB'000*	2018 *RMB'000*
At 1 January	**1,828,372**	1,430,671
Transfer in from fixed assets for improvement/modifications *(Note 6)*	**592,201**	1,094,769
Other additions	**1,654,657**	2,011,678
Transfer to fixed assets *(Note 6)*	**(743,618)**	(729,886)
Transfer out to fixed assets after improvement/modifications *(Note 6)*	**(952,638)**	(1,978,860)
At 31 December	**2,378,974**	1,828,372

Construction-in-progress as at 31 December 2019 mainly comprise of improvement projects for road existing railway equipment in the PRC.

For the year ended 31 December 2019, no interest expense (2018: nil) had been capitalised in the construction-in-progress balance as there were no third party borrowings during the year.

As at 31 December 2019, the balance of the provision for writing down the construction-in-progress was approximately RMB15,456,000 (2018: RMB15,456,000).

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 8. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES 2019 Lease of Land use Land right (a) use right Total RMB’000 RMB’000 RMB’000 Cost As at 1 January 2,388,326 1,177,246 3,565,572 Additions 1,200 — 1,200 As at 31 December 2,389,526 1,177,246 3,566,772 Accumulated depreciation As at 1 January (463,830) — (463,830) Additions (51,946) (13,378) (65,324) As at 31 December (515,776) (13,378) (529,154) Net book value As at 31 December 1,873,750 1,163,868 3,037,618 As at 1 January 1,924,496 1,177,246 3,101,742 GUANGSHEN RAILWAY 2019 ANNUAL REPORT 8. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES 2019 Lease of Land use Land right (a) use right Total RMB’000 RMB’000 RMB’000 Cost As at 1 January 2,388,326 1,177,246 3,565,572 Additions 1,200 — 1,200 As at 31 December 2,389,526 1,177,246 3,566,772 Accumulated depreciation As at 1 January (463,830) — (463,830) Additions (51,946) (13,378) (65,324) As at 31 December (515,776) (13,378) (529,154) Net book value As at 31 December 1,873,750 1,163,868 3,037,618 As at 1 January 1,924,496 1,177,246 3,101,742

162 163 8. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued) The amounts recognized in the Consolidated Comprehensive Income Statement for the year relating to the lease contracts are as follows: 2019 2018 RMB’000 RMB’000 Depreciation charge of right-of-use assets 65,324 — Interest expense on lease liabilities 57,670 — Expense relating to short-term leases 684,037 — 807,031 — The total cash outflow for leases in 2019 was RMB743,657,000. The remaining lease period of right-of-use assets as at 31 December 2019 was lease of between 12 to 87 years.162 163 8. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued) The amounts recognized in the Consolidated Comprehensive Income Statement for the year relating to the lease contracts are as follows: 2019 2018 RMB’000 RMB’000 Depreciation charge of right-of-use assets 65,324 — Interest expense on lease liabilities 57,670 — Expense relating to short-term leases 684,037 — 807,031 — The total cash outflow for leases in 2019 was RMB743,657,000. The remaining lease period of right-of-use assets as at 31 December 2019 was lease of between 12 to 87 years.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

8. LEASEHOLD LAND PAYMENTS *(continued)*

(a) As at 31 December 2019, the ownership certificates of land with an aggregate carrying value of approximately RMB56,881,000 that was acquired through assets/business acquisition and group restructuring have not yet been changed from the names of the respective original owners to the name of the Company; and the ownership certificates of the land use rights of the Group with an aggregate carrying value of approximately RMB1,201,115,000 (2018: RMB1,227,820,000) had not been obtained by the Group due to the following fact:

	Carrying value as at 31 December 2019 *RMB'000*	Reason for delay in obtaining the ownership certificates
Certain pieces of land associated with the operations of Guangshen Line IV, one of the railway lines operated by the Company	1,201,115	Due to the fact that Guangshen Line IV spans across several cities, counties and villages in China, it is practically cumbersome and time consuming for the Group to coordinate and execute the procedures for acquiring the respective land use rights certificates with the respective local bureaus and authorities governing the title registration and transfer, and therefore, the progress of acquiring the formal title certificates has been progressing slowly.

After consultation made with the Company's legal counsel, the directors of the Company consider that there is no legal restriction for the Group or the Company to apply for and obtain the land use right certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.

9. GOODWILL

	RMB'000
Year ended 31 December 2018 and 2019	
Opening net book amount	281,255
Additions	—
Impairment	—
Closing net book amount	281,255
At 31 December 2018 and 2019	
Cost	281,255
Accumulated impairment	—
Net book amount	281,255

164
—
165

9. GOODWILL *(continued)*

As at 31 December 2019 and 2018, the outstanding balance of goodwill arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company in 2007.

On 1 January 2009, the Group integrated the Yangcheng Railway Business with the Group's railway business in order to improve the operation efficiency. As a result, the management considers that the Yangcheng Railway Business and the Group's other railway business (collectively the "Combined Railway Transportation Business") represents the lowest level of CGUs within the Group at which goodwill is monitored for internal management purposes. As a result, the goodwill balance has been allocated to the CGU comprising the Combined Railway Transportation Business.

The recoverable amount of the CGU is determined based on higher of value-in-use and fair value less costs to sell. These calculations use pre-tax cash flow projections based on financial forecasts prepared by management covering a five-years period. Cash flows beyond the five-years period are extrapolated using the estimated growth rates stated below.

At 31 December 2019, the recoverable amount calculated based on value-in-use exceeded carrying value of the CGU by RMB4,997 million (2018: RMB5,515 million).

The key assumptions used for value-in-use calculations are as follows:

Railroad business	2019	2018
Gross margin (beyond the five-years period)	**16.30%**	16.73%
Growth rate (beyond the five-years period)	**2.00%**	2.00%
Discount rate	**12.44%**	12.44%

Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The discount rate used is pre-tax and reflect specific risks relating to the railway transportation business segment.

Even if the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management's estimates as at 31 December 2019, the Group would not need to recognise impairment charges against goodwill.

Even if the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management's estimates as at 31 December 2019, no impairment charges had to be recognised by the Group against goodwill.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

10. SUBSIDIARIES

The following is a list of the principal subsidiaries at 31 December 2019:

Name of the entity	Place of incorporation and nature of legal entity	Principal activities and place of operation	Proportion of equity interests held by the Company (%)	Proportion of equity interests held by the Group (%)	Proportion of equity interests held by non-controlling interests (%)	Registered capital *RMB'000*
Dongguan Changsheng Enterprise Company Limited	China, limited liability company	Warehousing in the PRC	51%	51%	49%	38,000
Shenzhen Fu Yuan Enterprise Development Company Limited	China, limited liability company	Hotel management in the PRC	100%	100%	–	18,500
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in the PRC	100%	100%	–	10,000
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	China, limited liability company	Catering management in the PRC	100%	100%	–	2,000
Shenzhen Railway Station Passenger Services Company Limited	China, limited liability company	Catering services and sales of merchandise in the PRC	100%	100%	–	1,500
Guangzhou Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	China, limited liability company	Sales of merchandises in the PRC	100%	100%	–	1,020
Guangzhou Railway Huangpu Service Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in the PRC	100%	100%	–	379
Zengcheng Lihua Stock Company Limited ("Zengcheng Lihua")(i)	China, limited liability company	Real estate construction, provision of warehousing, cargo uploading and unloading services in the PRC	44.72%	44.72%	55.28%	107,050

(i) According to the Articles of Association of Zengcheng Lihua, the remaining shareholders are all natural persons and none of these individuals holds more than 0.5% equity interest in Zengcheng Lihua. All directors of Zengcheng Lihua were appointed by the Company. After considering all shareholders of Zengcheng Lihua other than the Company are individuals with individual interest holding of less than 0.5% and such individuals do not act in concert, and also all directors of Zengcheng Lihua were appointed by the Company, the directors of the Company consider that the Company has the de facto control over the board and the substantial financial and operating decisions of Zengcheng Lihua.

As at 31 December 2019, the non-wholly owned subsidiaries individually and in aggregate is not significant to the Group. Therefore, financial information of the non-wholly owned subsidiaries are not disclosed.

166
—
167

11. INVESTMENTS IN ASSOCIATES

	2019 RMB'000	2018 RMB'000
Share of net assets	**174,686**	181,725
Less: provision for impairment	**—**	—
	174,686	181,725

The movement of investments in associates of the Group during the year is as follows:

	2019 RMB'000	2018 RMB'000
Beginning of the year	**181,725**	174,548
Share of results after tax	**(7,039)**	7,177
End of the year	**174,686**	181,725

As at 31 December 2019, the Group had direct interests in the following companies which are incorporated/established and are operating in the PRC:

Name of the entity	Percentage of equity interest attributable to the Company	Paid-in capital	Principal activities
Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng")	49%	RMB343,050,000	Properties leasing and trading of merchandise
Shenzhen Guangzhou Railway Civil Engineering Company ("Shentu")	49%	RMB64,000,000	Construction of railroad properties

The above associates are limited liability companies and are unlisted companies. There are no significant contingent liabilities relating to the Group's interest in the associates and there are no significant restrictions on the transfer of assets or earnings from the associates to the Group.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

11. INVESTMENTS IN ASSOCIATES *(continued)*

Set out below are the summarised financial information for Tiecheng and Shentu which are accounted for using the equity method in the consolidated financial statements.

Summarised balance sheets

	Tiecheng		Shentu	
	2019	2018	**2019**	2018
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Current assets	**77,732**	121,465	**1,612,909**	1,143,125
Non-current assets	**361,864**	326,644	**12,941**	12,794
Total assets	**439,596**	448,109	**1,625,850**	1,155,919
Current liabilities	**223,295**	208,458	**1,485,647**	1,024,702
Equity	**216,301**	239,651	**140,203**	131,217
Share of net assets	**105,987**	117,429	**68,699**	64,296
Carrying amount of interest in associates	**105,987**	117,429	**68,699**	64,296

Reconciliation of the summarised financial information presented to the carrying amount of its interests in associates as follows:

	Tiecheng		Shentu		Total	
	2019	2018	**2019**	2018	**2019**	2018
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Opening net assets	**239,651**	228,612	**131,217**	127,609	**370,868**	356,221
(Loss)/profit for the year	**(23,350)**	11,039	**8,986**	3,608	**(14,364)**	14,647
Closing net assets	**216,301**	239,651	**140,203**	131,217	**356,504**	370,868
Percentage of ownership interest	**49%**	49%	**49%**	49%	**49%**	49%
Carrying value	**105,987**	117,429	**68,699**	64,296	**174,686**	181,725

168 169 12. DEFERRED TAX ASSETS/(LIABILITIES) 2019 2018 RMB’000 RMB’000 Deferred tax assets 366,348 273,022 Less: Offsetting of deferred tax liabilities (75,098) (75,727) Deferred tax assets (net) 291,250 197,295 Deferred tax liabilities (136,503) (139,625) Less: Offsetting of deferred tax assets 75,098 75,727 Deferred tax liabilities (net) (61,405) (63,898) 229,845 133,397 The analysis of deferred tax assets and deferred tax liabilities is as follows: 2019 2018 RMB’000 RMB’000 Deferred tax assets: — Deferred tax assets to be recovered after more than 12 months 144,415 124,666 — Deferred tax assets to be recovered within 12 months 221,933 148,356 366,348 273,022 Deferred tax liabilities: — Deferred tax liabilities to be recovered after more than 12 months (133,854) (134,492) — Deferred tax liabilities to be recovered within 12 months (2,649) (5,133) (136,503) (139,625) 168 169 12. DEFERRED TAX ASSETS/(LIABILITIES) 2019 2018 RMB’000 RMB’000 Deferred tax assets 366,348 273,022 Less: Offsetting of deferred tax liabilities (75,098) (75,727) Deferred tax assets (net) 291,250 197,295 Deferred tax liabilities (136,503) (139,625) Less: Offsetting of deferred tax assets 75,098 75,727 Deferred tax liabilities (net) (61,405) (63,898) 229,845 133,397 The analysis of deferred tax assets and deferred tax liabilities is as follows: 2019 2018 RMB’000 RMB’000 Deferred tax assets: — Deferred tax assets to be recovered after more than 12 months 144,415 124,666 — Deferred tax assets to be recovered within 12 months 221,933 148,356 366,348 273,022 Deferred tax liabilities: — Deferred tax liabilities to be recovered after more than 12 months (133,854) (134,492) — Deferred tax liabilities to be recovered within 12 months (2,649) (5,133) (136,503) (139,625)

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

12. DEFERRED TAX ASSETS/(LIABILITIES) *(continued)*

The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At 1 January 2018 *RMB'000*	(Charged)/ Credited to the comprehensive income statement *RMB'000*	At 31 December 2018 *RMB'000*	(Charged)/ Credited to the comprehensive income statement *RMB'000*	At 31 December 2019 *RMB'000*
Deferred tax assets:					
Impairment provision for receivables	21,331	(3,490)	17,841	(20)	17,821
Impairment provision for fixed assets and construction-in-progress	6,948	(493)	6,455	5,171	11,626
Impairment provision for materials and supplies	7,120	2,335	9,455	(5,045)	4,410
Differences in accounting base and tax base of government grants	25,519	(90)	25,429	(2,178)	23,251
Differences in accounting base and tax base of employee benefits obligations	40,647	5,093	45,740	5,063	50,803
Loss on disposal of fixed assets	30,709	(17,361)	13,348	11,767	25,115
Difference in accounting base and tax base of party organization activity fee	–	7,973	7,973	8,303	16,276
Difference in accounting base and tax base in the recognition of land disposal proceed	–	146,781	146,781	65,236	212,017
Others	–	–	–	5,029	5,029
	132,274	140,748	273,022	93,326	366,348

170
—
171

12. DEFERRED TAX ASSETS/(LIABILITIES) *(continued)*

	At 1 January 2018 RMB'000	Credited to the comprehensive income statement RMB'000	At 31 December 2018 RMB'000	Credited to the comprehensive income statement RMB'000	At 31 December 2019 RMB'000
Deferred tax liabilities:					
Differences in accounting base and tax base in recognition of fixed assets	7,863	(2,593)	5,270	(19)	5,251
Differences in accounting base and tax base in recognition of leasehold land payments	66,390	(2,493)	63,897	(2,493)	61,404
Changes in the fair value of available-for-sale financial assets	60,647	–	60,647	–	60,647
Others	10,202	(391)	9,811	(610)	9,201
	145,102	(5,477)	139,625	(3,122)	136,503

Deferred income tax assets are recognised for tax loss carry-forwards and other temporary difference to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred income tax assets in respect of tax losses and other temporary difference amounting to RMB154,921,000 (2018: RMB118,264,000) arising from operations of subsidiaries which do not foresee to have enough tax deductible assessable profits in the near future.

	2019 RMB'000	2018 RMB'000
Tax losses that can be carried forward *(a)*	**142,469**	105,812
Deductible temporary differences	**12,452**	12,452
	154,921	118,264

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

12. DEFERRED TAX ASSETS/(LIABILITIES) *(continued)*

(a) The tax loss carry-forwards in which no deferred income tax assets were recognised will expire in the following years:

	2019 ***RMB'000***	2018 *RMB'000*
2019	**—**	6,371
2020	**16,745**	18,478
2021	**22,090**	22,325
2022	**22,245**	22,245
2023	**36,393**	36,393
2024	**44,996**	—
	142,469	105,812

13. LONG-TERM PREPAID EXPENSES

The long-term prepaid expenses represented staff uniforms. The movements of long-term prepaid expenses are set forth as follows:

	2019 ***RMB'000***	2018 *RMB'000*
At 1 January		
Cost	**118,944**	92,822
Accumulated amortisation	**(72,330)**	(59,421)
Net book amount	**46,614**	33,401
Year ended 31 December		
Opening net book amount	**46,614**	33,401
Additions	**10,631**	26,122
Amortisation	**(16,438)**	(12,909)
Closing net book amount	**40,807**	46,614
At 31 December		
Cost	**129,575**	118,944
Accumulated amortisation	**(88,768)**	(72,330)
Net book amount	**40,807**	46,614

173
—
173

14. FINANCIAL INSTRUMENTS BY CATEGORY

	2019 RMB'000	2018 RMB'000
Financial assets		
Financial assets at amortised cost		
Trade and other receivables excluding prepayments *(Notes 19 and 20)*	**4,746,988**	4,172,882
Short-term deposits *(Note 21)*	**—**	109,000
Cash and cash equivalents *(Note 21)*	**1,562,334**	1,738,753
Long-term receivable *(Note 16)*	**26,103**	28,354
FVOCI *(Note 15)*	**351,045**	321,246
Total	**6,686,470**	6,370,235

	2019 RMB'000	2018 RMB'000
Financial liabilities		
Liabilities at amortised cost		
Trade and other payables excluding non-financial liabilities *(Notes 26 and 28)*	**2,683,828**	2,631,433
Payables for fixed assets and construction-in-progress	**1,802,592**	2,441,647
Dividends payable	**12,890**	12,894
Lease liabilities	**1,176,426**	—
Total	**5,675,736**	5,085,974

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 15. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (a) Classification of financial assets at FVOCI Financial assets at FVOCI are equity securities which are strategic investments not held for trading, and which the Group has irrevocably elected at initial recognition to recognise in this category. (b) Equity investments at fair value through other comprehensive income 2019 2018 RMB’000 RMB’000 Non-current assets Investments in unlisted companies 351,045 321,246 The FVOCI mainly represent equity interests held by the Group in certain unlisted companies with percentage ownership less than 2% individually. On disposal of these equity investments, any related balance within the FVOCI reserve is reclassified to retained earnings. (c) Amounts recognised in profit or loss and other comprehensive income During the year, the following gains were recognised in profit or loss and other comprehensive income. 2019 2018 RMB’000 RMB’000 Dividends from equity investments at FVOCI recognised in profit or loss in other losses — net (Note 31) 7,047 6,473 — Related to investments held at the end of the reporting period 7,047 6,473 GUANGSHEN RAILWAY 2019 ANNUAL REPORT 15. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (a) Classification of financial assets at FVOCI Financial assets at FVOCI are equity securities which are strategic investments not held for trading, and which the Group has irrevocably elected at initial recognition to recognise in this category. (b) Equity investments at fair value through other comprehensive income 2019 2018 RMB’000 RMB’000 Non-current assets Investments in unlisted companies 351,045 321,246 The FVOCI mainly represent equity interests held by the Group in certain unlisted companies with percentage ownership less than 2% individually. On disposal of these equity investments, any related balance within the FVOCI reserve is reclassified to retained earnings. (c) Amounts recognised in profit or loss and other comprehensive income During the year, the following gains were recognised in profit or loss and other comprehensive income. 2019 2018 RMB’000 RMB’000 Dividends from equity investments at FVOCI recognised in profit or loss in other losses — net (Note 31) 7,047 6,473 — Related to investments held at the end of the reporting period 7,047 6,473

174
—
175

15. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME *(continued)*

(d) Fair value

Information about the methods and assumptions used in determining fair value is provided in note 3.3.

All of the financial assets at FVOCI are denominated in RMB. For an analysis of the sensitivity of the assets to price risk refer to note 3.1.

16. LONG-TERM RECEIVABLE

The long-term receivable balance represents freight service fees receivable from a third party customer which was acquired from Yangcheng Railway Business. On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method by making reference to the repayment schedule agreed by both parties.

The balance is subsequently carried at amortised cost using an average effective interest rate of 6.54%.

The balance approximated its fair value as at 31 December 2019.

17. ASSETS CLASSIFIED AS HELD FOR SALE

By 19 April 2018, with the approval of the board of directors, the Group entered into an irrevocable land use right transfer agreement with the Guangzhou Land Development Center ("GLDC"), transferring the land to GLDC, and the transfer price was RMB1,304,717,000. The transfer of assets was not completed in 2019 and the Group received RMB848,066,000 from GLDC in advance (Note 28).

18. MATERIALS AND SUPPLIES

	2019 ***RMB'000***	2018 *RMB'000*
Raw materials	**171,532**	160,048
Accessories	**58,502**	59,261
Reusable rail-line track materials	**40,224**	75,415
Retailing consumables	**1,001**	1,493
	271,259	296,217

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

18. MATERIALS AND SUPPLIES *(continued)*

The costs of materials and supplies consumed by the Group during the year were recognised as "operating expenses" in the amount of RMB1,736,886,000 (2018: RMB1,658,327,000).

As at 31 December 2019, the balance of the provision for writing down the materials and supplies to their net realisable values was approximately RMB17,640,000 (2018: RMB37,820,000). During the year, additional provision of RMB14,242,000 was made, RMB3,449,000 was reversed as the recovery price increased and RMB30,973,000 was written off arising from realization of losses in the disposal of these assets (2018: RMB19,128,000, RMB7,767,000 and RMB2,007,000).

19. TRADE RECEIVABLES

	2019 **RMB'000**	2018 RMB'000
Trade receivables	**4,563,219**	3,922,829
Including: receivables from related parties	**3,477,558**	2,949,492
Less: Provision for impairment of receivables	**(61,135)**	(61,212)
	4,502,084	3,861,617

As at 31 December 2019 and 2018, the Group's trade receivables were all denominated in RMB. The majority of the trade receivable were from state-owned railroad companies or companies in transportation industry.

The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. As a result, the Group regards any receivable balance within one year being not overdue. The aging analysis of the outstanding trade receivables is as follows:

	2019 **RMB'000**	2018 RMB'000
Within 1 year	**3,558,842**	3,034,930
Over 1 year but within 2 years	**747,600**	524,652
Over 2 years but within 3 years	**172,482**	231,879
Over 3 years	**84,295**	131,368
	4,563,219	3,922,829

176
—
177

19. TRADE RECEIVABLES *(continued)*

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss provision for all trade receivables.

Movements on the provision for impairment of trade receivables are as follows:

	2019 **RMB'000**	2018 RMB'000
At 31 December	**61,212**	6,203
Change of accounting policy	**—**	60,704
At 1 January	**61,212**	66,907
Reversal of impairment loss provision	**—**	(5,689)
Written-off	**(77)**	(6)
At 31 December	**61,135**	61,212

The maximum exposure to credit risk at the reporting date is the carrying value mentioned above. The Group does not hold any collateral as security.

20. PREPAYMENTS AND OTHER RECEIVABLES

	2019 **RMB'000**	2018 RMB'000
Due from third parties	**282,229**	313,801
Due from related parties	**83,848**	35,106
	366,077	348,907

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

20. PREPAYMENTS AND OTHER RECEIVABLES *(continued)*

	2019 RMB'000	2018 RMB'000
Other receivables	**255,494**	321,855
Less: Provision for impairment	**(10,590)**	(10,590)
Other receivables, net *(a)*	**244,904**	311,265
Prepayments *(b)*	**121,173**	37,642
	366,077	348,907

(a) Other receivables mainly represent miscellaneous deposits and receivables arising from the course of provision of non-railway transportation services by the Group.

Movements on the provision for impairment of other receivables are as follows:

	2019 RMB'000	2018 RMB'000
At 31 December	**10,590**	13,325
Change of accounting policy	**—**	5,527
At 1 January	**10,590**	18,852
Provision for impairment	**—**	4,631
Reversal of impairment loss provision	**—**	(2)
Written-off	**—**	(12,891)
At 31 December	**10,590**	10,590

(b) Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group. As of 31 December 2019, the input VAT with related invoices not been received or verified amounted to RMB101,317,000 (2018: RMB148,369,000).

178 179 20. PREPAYMENTS AND OTHER RECEIVABLES (continued) The carrying amounts of the Group’s prepayments and other receivables are denominated in the following currencies: 2019 2018 RMB’000 RMB’000 RMB 365,364 348,491 HKD 713 416 366,077 348,907 The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security. 21. CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS 2019 2018 RMB’000 RMB’000 Cash at bank and on hand 1,562,334 1,686,253 Term deposits with initial term not more than three months — 52,500 Cash and cash equivalents 1,562,334 1,738,753 Term deposits with initial term of over three months (a) — 109,000 1,562,334 1,847,753 (a) The original effective interest rate of term deposits was 1.53% per annum (2018: 1.62% per annum).178 179 20. PREPAYMENTS AND OTHER RECEIVABLES (continued) The carrying amounts of the Group’s prepayments and other receivables are denominated in the following currencies: 2019 2018 RMB’000 RMB’000 RMB 365,364 348,491 HKD 713 416 366,077 348,907 The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security. 21. CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS 2019 2018 RMB’000 RMB’000 Cash at bank and on hand 1,562,334 1,686,253 Term deposits with initial term not more than three months — 52,500 Cash and cash equivalents 1,562,334 1,738,753 Term deposits with initial term of over three months (a) — 109,000 1,562,334 1,847,753 (a) The original effective interest rate of term deposits was 1.53% per annum (2018: 1.62% per annum).

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

21. CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS *(continued)*

(b) The carrying amounts of the cash and cash equivalents and short-term deposits are denominated in the following currencies:

	2019 RMB'000	2018 RMB'000
RMB	**1,473,434**	1,770,091
HKD	**88,892**	77,608
USD	**8**	54
	1,562,334	1,847,753

22. SHARE CAPITAL

As at 31 December 2019 and 2018, the total authorised number of ordinary shares is 7,083,537,000 shares with a par value of RMB1.00 per share. These shares are divided into A shares and H shares. They rank pari passu against each other and they were fully paid up.

	As at 31 December 2018 RMB'000	Movement RMB'000	**As at 31 December 2019 RMB'000**
Authorised, issued and fully paid:			
Listed shares			
— H shares	1,431,300	—	**1,431,300**
— A shares	5,652,237	—	**5,652,237**
Total	7,083,537	—	**7,083,537**

180
—
181

23. RESERVES

According to the provisions of the Articles of Association of the Company, the Company shall first set aside 10% of its profit after tax attributable to shareholders as indicated in the Company's statutory financial statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company's registered share capital) in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve, provided that it is approved by a resolution passed in a shareholders' general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders' general meeting under specific circumstances.

When the statutory surplus reserve is not sufficient to make good for any losses of the Company in previous years, the current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve.

The statutory surplus reserve, the discretionary surplus reserve and the share premium account could be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders' general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.

For the year ended 31 December 2019 and 2018, the directors proposed the following appropriations to reserves of the Company:

	2019	**2019**	2018	2018
	Percentage	***RMB'000***	*Percentage*	*RMB'000*
Statutory surplus reserve	**10%**	**78,264**	10%	83,612

In accordance with the provisions of the Articles of Association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP or (b) IFRS. Due to the fact that the statutory financial statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders' equity prepared under IFRS contained in these financial statements. The main difference between the retained earnings of the Company determined under PRC GAAP and those determined under IFRS was relating to accounting policies in respect of investment in associates adopted under PRC GAAP and IFRS.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

23. RESERVES *(continued)*

For the year 2019 and 2018, the movement of "Special reserve — Safety Production Fund" of the Group are as below:

	2019 RMB'000	2018 RMB'000
Beginning of the year	**—**	—
Appropriation for retained earnings	**264,871**	242,456
Utilisation	**(264,871)**	(242,456)
End of the year	**—**	—

The Company is engaged in passenger and freight transportation business. In accordance with the regulations issued by Ministry of Finance and State Administration of Work Safety of the PRC, the Company is required to establish a special reserve ("Safety Production Fund") calculated based on the passenger and freight transportation revenue of the previous year using the following percentages:

(a) 1% for regular freight business;

(b) 1.5% for passenger transportation, dangerous goods delivery business and other special business.

The Safety Production Fund is mainly used for the renovation and maintenance of security equipment and facilities. For the purpose of the consolidated financial statements under IFRS, such reserve is established through an appropriation from retained earnings based on the aforementioned method. When the Safety Production Fund is actually utilised, the actual expenses incurred are charged to profit or loss.

Financial assets at FVOCI

The Group has elected to recognise changes in the fair value of certain investments in equity securities in OCI, as explained in note 2.11. These changes are accumulated within the FVOCI reserve within equity. The Group transfers amounts from this reserve to retained earnings when the relevant equity securities are derecognised.

182 183 24. DEFERRED INCOME 2019 2018 RMB’000 RMB’000 Government grants 97,467 99,765 Government grants relating to costs are deferred and recognised in the profit or loss over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to the purchase of property, plant and equipment are included in non- current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets. 25. EMPLOYEE BENEFITS OBLIGATIONS 2019 2018 RMB’000 RMB’000 Employee benefits obligations 26,345 28,389 Less: current portion included in accruals and other payables (Note 28) (26,345) (28,389) — — Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.182 183 24. DEFERRED INCOME 2019 2018 RMB’000 RMB’000 Government grants 97,467 99,765 Government grants relating to costs are deferred and recognised in the profit or loss over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to the purchase of property, plant and equipment are included in non- current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets. 25. EMPLOYEE BENEFITS OBLIGATIONS 2019 2018 RMB’000 RMB’000 Employee benefits obligations 26,345 28,389 Less: current portion included in accruals and other payables (Note 28) (26,345) (28,389) — — Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

25. EMPLOYEE BENEFITS OBLIGATIONS *(continued)*

With the acquisition of the Yangcheng Railway Business in 2007 and Guangmeishan Railway Company Limited ("GRCL") Business and Guangdong Sanmao Railway Company Limited ("GSRC") Business in 2016, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business, GRCL Business and GSRC Business. These obligations mainly include the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the respective acquisitions.

The employee benefits obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management's current market assessment of the time value of money and risk specific to the obligation. The discount rate was determined with reference to treasury bond yields in the PRC.

The movement in the employee benefits obligation during current year is as follows:

	2019 *RMB'000*	2018 *RMB'000*
At 1 January	**28,389**	30,745
Additions	**—**	—
Payments	**(2,044)**	(2,356)
At 31 December	**26,345**	28,389

26. TRADE PAYABLES

	2019 *RMB'000*	2018 *RMB'000*
Payables to third parties	**844,487**	826,717
Payables to related parties	**693,611**	614,117
	1,538,098	1,440,834

184 185 26. TRADE PAYABLES (continued) The aging analysis of trade payables was as follows: 2019 2018 RMB’000 RMB’000 Within 1 year 1,424,775 1,233,902 Over 1 year but within 2 years 61,371 114,480 Over 2 years but within 3 years 16,726 46,383 Over 3 years 35,226 46,069 1,538,098 1,440,834 27. CONTRACT LIABILITIES 2019 2018 RMB’000 RMB’000 Contract liabilities – advances received from customers 438,705 198,251 Contract liabilities – frequent traveller program 20,115 5,380 458,820 203,631 28. ACCRUALS AND OTHER PAYABLES 2019 2018 RMB’000 RMB’000 Due to third parties 1,895,881 1,586,277 Due to related parties 459,679 490,521 2,355,560 2,076,798 184 185 26. TRADE PAYABLES (continued) The aging analysis of trade payables was as follows: 2019 2018 RMB’000 RMB’000 Within 1 year 1,424,775 1,233,902 Over 1 year but within 2 years 61,371 114,480 Over 2 years but within 3 years 16,726 46,383 Over 3 years 35,226 46,069 1,538,098 1,440,834 27. CONTRACT LIABILITIES 2019 2018 RMB’000 RMB’000 Contract liabilities – advances received from customers 438,705 198,251 Contract liabilities – frequent traveller program 20,115 5,380 458,820 203,631 28. ACCRUALS AND OTHER PAYABLES 2019 2018 RMB’000 RMB’000 Due to third parties 1,895,881 1,586,277 Due to related parties 459,679 490,521 2,355,560 2,076,798

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

28. ACCRUALS AND OTHER PAYABLES *(continued)*

	2019 *RMB'000*	2018 *RMB'000*
Advance received from disposal of assets classified as held for sale *(Note 17)*	**848,066**	587,123
Payables to GIDC assumed by business combination	**368,560**	368,560
Other deposits received	**199,483**	213,056
Salary and welfare payables	**222,684**	203,791
Deposits received for construction projects	**145,446**	209,245
Other taxes payable	**109,735**	66,896
Amounts received on behalf of Labor Union	**95,206**	96,523
Deposits received from ticketing agencies	**30,298**	32,448
Employee benefits obligations *(Note 25)*	**26,345**	28,389
Other advance received	**3,000**	—
Housing maintenance fund	**2,431**	15,741
Other payables	**304,306**	255,026
	2,355,560	2,076,798

29. AUDITORS' REMUNERATION

Auditors' remuneration in respect of audit and non-audit services provided by the auditors for the year ended 31 December 2019 were RMB8,400,000 and RMB930,000 respectively (2018: RMB8,400,000 and RMB750,000 respectively).

30. EMPLOYEE BENEFITS

	2019 *RMB'000*	2018 *RMB'000*
Wages and salaries	**5,726,123**	5,320,484
Provision for medical, housing scheme and other employee benefits *(a)*	**1,353,800**	1,296,392
Contributions to the defined contribution scheme *(b)*	**999,020**	829,539
	8,078,943	7,446,415

186 187 30. EMPLOYEE BENEFITS (continued) (a) Housing scheme In accordance with the PRC housing reform regulations, the Group is required to make contributions to a state-sponsored housing fund at 10% or 12% of the salaries of the employees. At the same time, the employees are also required to make a contribution at 10% or 12% of the salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Group has no further legal nor constructive obligation towards housing benefits of these employees offered beyond the above contributions made. (b) Defined contribution pension scheme All the full-time employees of the Group are entitled to join a statutory pension scheme. The employees would receive pension payments equal to their basic salaries payable upon their retirement up to their death. Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group’s local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the employees. The government agency is responsible for the pension liabilities due to the employees upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to expense in the year to which the contributions relate. (c) Five highest paid individuals The five individuals whose emoluments were the highest in the Group for the year include one director (2018: one), four senior executives (2018: three) and no supervisor (2018: one). No remuneration has been paid by the Group to the five highest paid individuals as an inducement to join or upon joining the Group or as a compensation for loss of office. The emolument range of each individual is within the band of Nil to RMB553,000 (2018: Nil to RMB471,000).186 187 30. EMPLOYEE BENEFITS (continued) (a) Housing scheme In accordance with the PRC housing reform regulations, the Group is required to make contributions to a state-sponsored housing fund at 10% or 12% of the salaries of the employees. At the same time, the employees are also required to make a contribution at 10% or 12% of the salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Group has no further legal nor constructive obligation towards housing benefits of these employees offered beyond the above contributions made. (b) Defined contribution pension scheme All the full-time employees of the Group are entitled to join a statutory pension scheme. The employees would receive pension payments equal to their basic salaries payable upon their retirement up to their death. Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group’s local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the employees. The government agency is responsible for the pension liabilities due to the employees upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to expense in the year to which the contributions relate. (c) Five highest paid individuals The five individuals whose emoluments were the highest in the Group for the year include one director (2018: one), four senior executives (2018: three) and no supervisor (2018: one). No remuneration has been paid by the Group to the five highest paid individuals as an inducement to join or upon joining the Group or as a compensation for loss of office. The emolument range of each individual is within the band of Nil to RMB553,000 (2018: Nil to RMB471,000).

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 31. OTHER LOSSES — NET 2019 2018 RMB’000 RMB’000 Loss on disposal of fixed assets — net (103,560) (93,914) Interest income from banks 24,736 25,209 Government grants 22,492 15,223 Dividend income from FVOCI 7,047 6,473 Income from compensation 1,092 2,176 Impairment of fixed assets (Note 6) (20,697) (10,364) Unwinding of interest accrued on long-term receivable 3,749 4,080 Income from disposal of subsidiaries — 81 Renovation cost for the separation and transfer of facilities — (65,735) Others 36,045 8,158 (29,096) (108,613) 32. FINANCE COSTS — NET 2019 2018 RMB’000 RMB’000 Interest expense of lease liabilities (57,670) — Net foreign exchange gains 2,592 1,044 Bank charges (1,632) (1,674) (56,710) (630) GUANGSHEN RAILWAY 2019 ANNUAL REPORT 31. OTHER LOSSES — NET 2019 2018 RMB’000 RMB’000 Loss on disposal of fixed assets — net (103,560) (93,914) Interest income from banks 24,736 25,209 Government grants 22,492 15,223 Dividend income from FVOCI 7,047 6,473 Income from compensation 1,092 2,176 Impairment of fixed assets (Note 6) (20,697) (10,364) Unwinding of interest accrued on long-term receivable 3,749 4,080 Income from disposal of subsidiaries — 81 Renovation cost for the separation and transfer of facilities — (65,735) Others 36,045 8,158 (29,096) (108,613) 32. FINANCE COSTS — NET 2019 2018 RMB’000 RMB’000 Interest expense of lease liabilities (57,670) — Net foreign exchange gains 2,592 1,044 Bank charges (1,632) (1,674) (56,710) (630)

188 189 33. INCOME TAX EXPENSE In 2019 and 2018, the applicable income tax rate of the Company was 25%. An analysis of the current year income tax expense is as follows: 2019 2018 RMB’000 RMB’000 Current income tax 357,576 435,991 Deferred income tax (Note 12) (96,448) (146,225) 261,128 289,766 The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows: 2019 2018 RMB’000 RMB’000 Profit before tax 1,009,092 1,068,800 Tax calculated at the statutory rate of 25% (2018: 25%) 252,273 267,200 Effect of expenses not deductible for tax purposes 2,921 19,647 Effect of income not subject to tax (1,762) (3,432) Tax losses for which no deferred tax asset was recognised 11,249 9,098 Adjustments for current tax of prior periods (2,410) (2,335) Utilisation of previously unrecognised tax losses (1,143) (412) Income tax expense 261,128 289,766 188 189 33. INCOME TAX EXPENSE In 2019 and 2018, the applicable income tax rate of the Company was 25%. An analysis of the current year income tax expense is as follows: 2019 2018 RMB’000 RMB’000 Current income tax 357,576 435,991 Deferred income tax (Note 12) (96,448) (146,225) 261,128 289,766 The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows: 2019 2018 RMB’000 RMB’000 Profit before tax 1,009,092 1,068,800 Tax calculated at the statutory rate of 25% (2018: 25%) 252,273 267,200 Effect of expenses not deductible for tax purposes 2,921 19,647 Effect of income not subject to tax (1,762) (3,432) Tax losses for which no deferred tax asset was recognised 11,249 9,098 Adjustments for current tax of prior periods (2,410) (2,335) Utilisation of previously unrecognised tax losses (1,143) (412) Income tax expense 261,128 289,766

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 34 EARNINGS PER SHARE The calculation of basic earnings per share is based on the net profit for the year attributable to equity holders of approximately RMB 748,439,000 (2018: RMB784,059,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2018: 7,083,537,000 shares). There were no dilutive potential ordinary shares during both years. 2019 2018 RMB’000 RMB’000 Profit attributable to owners of the Company 748,439 784,059 Weighted average number of ordinary shares in issue 7,083,537 7,083,537 Basic and diluted earnings per share RMB0.11 RMB0.11 35. DIVIDEND 2019 2018 RMB’000 RMB’000 Final, proposed, of RMB0.06 (2018: RMB0.06) per ordinary share 425,012 425,012 At the meeting of the directors held on 30 March 2020, the directors proposed a final dividend of RMB0.06 per ordinary share for the year ended 31 December 2019, which is subject to the approval by the shareholders in general meeting. This proposed dividend was not reflected as a dividend payable in the Group’s and the Company’s financial statements as at 31 December 2019.GUANGSHEN RAILWAY 2019 ANNUAL REPORT 34 EARNINGS PER SHARE The calculation of basic earnings per share is based on the net profit for the year attributable to equity holders of approximately RMB 748,439,000 (2018: RMB784,059,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2018: 7,083,537,000 shares). There were no dilutive potential ordinary shares during both years. 2019 2018 RMB’000 RMB’000 Profit attributable to owners of the Company 748,439 784,059 Weighted average number of ordinary shares in issue 7,083,537 7,083,537 Basic and diluted earnings per share RMB0.11 RMB0.11 35. DIVIDEND 2019 2018 RMB’000 RMB’000 Final, proposed, of RMB0.06 (2018: RMB0.06) per ordinary share 425,012 425,012 At the meeting of the directors held on 30 March 2020, the directors proposed a final dividend of RMB0.06 per ordinary share for the year ended 31 December 2019, which is subject to the approval by the shareholders in general meeting. This proposed dividend was not reflected as a dividend payable in the Group’s and the Company’s financial statements as at 31 December 2019.

190
—
191

36. CASH FLOW GENERATED FROM OPERATIONS

(a) Reconciliation from profit before income tax to net cash generated from operations:

	2019 *RMB'000*	2018 *RMB'000*
Profit before income tax:	**1,009,092**	1,068,800
Adjustments for:		
Depreciation of fixed assets *(Note 6)*	**1,637,298**	1,609,743
Depreciation of right-of-use assets *(Note 8)*	**65,324**	—
Impairment of fixed assets *(Note 6)*	**20,697**	10,364
Provision for impairment of materials and supplies *(Note 18)*	**10,793**	11,361
Amortisation of leasehold land payments	**—**	55,782
Loss on disposal of fixed assets and costs on repairs	**161,435**	261,476
Amortisation of long-term prepaid expenses *(Note 13)*	**16,438**	12,909
Share of results of associates, net of tax *(Note 11)*	**7,039**	(7,177)
Dividend income on FVOCI *(Note 31)*	**(7,047)**	(6,473)
Investment income from liquidation of a subsidiary *(Note 31)*	**—**	(81)
Reversal of impairment of receivables	**—**	(1,061)
Amortisation of deferred income	**(2,299)**	(5,988)
Interest expense on lease liabilities	**57,670**	—
Interest income	**(4,606)**	(5,845)
Operating profit before working capital changes	**2,971,834**	3,003,810
(Increase)/decrease in trade receivables	**(638,401)**	230,876
Decrease in materials and supplies	**16,438**	39,224
Increase in prepayments and other receivables	**(64,221)**	(17,218)
Decrease in long-term receivable	**6,000**	7,000
Increase in trade payables	**98,393**	115,759
Increase in accruals and other payables	**358,625**	220,571
Net cash generated from operations	**2,748,668**	3,600,022

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 36. CASH FLOW GENERATED FROM OPERATIONS (continued) (b) In the cash flow statement, proceeds from disposal of fixed assets comprise: 2019 2018 RMB’000 RMB’000 Net book amount (Note 6) 168,806 284,658 Payable arising from disposal of fixed assets (2,063) (6,715) Transfer to materials and supplies (2,272) (16,075) Loss on disposal of fixed assets and costs on repairs (161,435) (261,476) Proceeds from disposal of fixed assets 3,036 392 37. CONTINGENCY There were no significant contingent liabilities as at 31 December 2019 and up to the date of approval of these financial statements. 38. COMMITMENTS (a) Capital commitments As at 31 December 2019, the Group had the following capital commitments: 2019 2018 RMB’000 RMB’000 Contracted but not provided for 804,298 899,290 Authorised but not contracted for 1,178,032 1,765,710 A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway lines of the Company, which would be financed by self- generated operating cash flow.GUANGSHEN RAILWAY 2019 ANNUAL REPORT 36. CASH FLOW GENERATED FROM OPERATIONS (continued) (b) In the cash flow statement, proceeds from disposal of fixed assets comprise: 2019 2018 RMB’000 RMB’000 Net book amount (Note 6) 168,806 284,658 Payable arising from disposal of fixed assets (2,063) (6,715) Transfer to materials and supplies (2,272) (16,075) Loss on disposal of fixed assets and costs on repairs (161,435) (261,476) Proceeds from disposal of fixed assets 3,036 392 37. CONTINGENCY There were no significant contingent liabilities as at 31 December 2019 and up to the date of approval of these financial statements. 38. COMMITMENTS (a) Capital commitments As at 31 December 2019, the Group had the following capital commitments: 2019 2018 RMB’000 RMB’000 Contracted but not provided for 804,298 899,290 Authorised but not contracted for 1,178,032 1,765,710 A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway lines of the Company, which would be financed by self- generated operating cash flow.

192 193 39. RELATED PARTY TRANSACTIONS Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. (a) Related parties that control the Company or are controlled by the Company: See note 10 for the principal subsidiaries. None of the shareholders is the controlling entity of the Company. (b) Nature of the principal related parties that do not control/are not controlled by the Company: (i) Guangzhou Railway Group and its subsidiaries Name of related parties Relationship with the Company Single largest shareholder and its subsidiaries Guangzhou Railway Group Single largest shareholder Guangzhou Railway Group YangCheng Railway Enterprise Subsidiary of the single largest shareholder Development Company GRCL Subsidiary of the single largest shareholder GIDC Subsidiary of the single largest shareholder Guangzhou Railway Material Supply Company Subsidiary of the single largest shareholder Guangzhou Railway Station Service Centre Subsidiary of the single largest shareholder Changsha Railway Construction Company Limited Subsidiary of the single largest shareholder GSRC Subsidiary of the single largest shareholder Guangzhou Yuetie Operational Development Company Subsidiary of the single largest shareholder Guangzhou Railway Rolling Stock Works Company Limited Subsidiary of the single largest shareholder Guangdong Tieqing International Travel Agency Company Subsidiary of the single largest shareholder Limited Huaihua Railway Engineer Construction Company Subsidiary of the single largest shareholder Xiashen Railway Guangdong Company Limited Subsidiary of the single largest shareholder Ganshao Railway Company Limited Subsidiary of the single largest shareholder Hunan Changtie Industrial Development Co. Ltd. Subsidiary of the single largest shareholder Guangzhou Railway Real Estate Construction Engineering Co., Subsidiary of the single largest shareholder Ltd. Guangdong Yuetong Railway Logistics Company Limited Subsidiary of the single largest shareholder Sanmao Railway Company Xiaotangxi Freight Field Service Subsidiary of the single largest shareholder Company Guangzhou Anmao Railway Consulting Construction Company Subsidiary of the single largest shareholder Limited Guangzhou Beiyang Information Technology Company Limited Subsidiary of the single largest shareholder Shenzhen Guangshen Railway Real Estate Development Co., Ltd. Subsidiary of the single largest shareholder192 193 39. RELATED PARTY TRANSACTIONS Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. (a) Related parties that control the Company or are controlled by the Company: See note 10 for the principal subsidiaries. None of the shareholders is the controlling entity of the Company. (b) Nature of the principal related parties that do not control/are not controlled by the Company: (i) Guangzhou Railway Group and its subsidiaries Name of related parties Relationship with the Company Single largest shareholder and its subsidiaries Guangzhou Railway Group Single largest shareholder Guangzhou Railway Group YangCheng Railway Enterprise Subsidiary of the single largest shareholder Development Company GRCL Subsidiary of the single largest shareholder GIDC Subsidiary of the single largest shareholder Guangzhou Railway Material Supply Company Subsidiary of the single largest shareholder Guangzhou Railway Station Service Centre Subsidiary of the single largest shareholder Changsha Railway Construction Company Limited Subsidiary of the single largest shareholder GSRC Subsidiary of the single largest shareholder Guangzhou Yuetie Operational Development Company Subsidiary of the single largest shareholder Guangzhou Railway Rolling Stock Works Company Limited Subsidiary of the single largest shareholder Guangdong Tieqing International Travel Agency Company Subsidiary of the single largest shareholder Limited Huaihua Railway Engineer Construction Company Subsidiary of the single largest shareholder Xiashen Railway Guangdong Company Limited Subsidiary of the single largest shareholder Ganshao Railway Company Limited Subsidiary of the single largest shareholder Hunan Changtie Industrial Development Co. Ltd. Subsidiary of the single largest shareholder Guangzhou Railway Real Estate Construction Engineering Co., Subsidiary of the single largest shareholder Ltd. Guangdong Yuetong Railway Logistics Company Limited Subsidiary of the single largest shareholder Sanmao Railway Company Xiaotangxi Freight Field Service Subsidiary of the single largest shareholder Company Guangzhou Anmao Railway Consulting Construction Company Subsidiary of the single largest shareholder Limited Guangzhou Beiyang Information Technology Company Limited Subsidiary of the single largest shareholder Shenzhen Guangshen Railway Real Estate Development Co., Ltd. Subsidiary of the single largest shareholder

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

39. RELATED PARTY TRANSACTIONS *(continued)*

(b) Nature of the principal related parties that do not control/are not controlled by the Company: *(continued)*

(i) Guangzhou Railway Group and its subsidiaries *(continued)*

Name of related parties	Relationship with the Company
Guangzhou Railway Technology Development Surveying Co., Ltd.	Subsidiary of the single largest shareholder
Construction Engineering Company, Yangcheng Railway Industry Development Corporation	Subsidiary of the single largest shareholder
Guangdong Sanmao Railway Capital Construction Company	Subsidiary of the single largest shareholder

(ii) Associates of the Group

Name of related parties	Relationship with the Company
Tiecheng	Associate of the Group
Shentu	Associate of the Group

(iii) Relationship with CSRG and other railway companies

On 14 March 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR were transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions were transferred to the CSRG. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously were transferred to the CSRG ("Reform"). The Reform was completed since 1 January 2017 and the Company disclosed details of transactions undertaken with CSRG Group for both years of 2019 and 2018 for reference. Unless otherwise specified, the transactions with CSRG Group disclosed below have excluded transactions undertaken with Guangzhou Railway Group and its subsidiaries.

194 195 39. RELATED PARTY TRANSACTIONS (continued) (c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: (i) Material transactions undertaken with Guangzhou Railway Group and its subsidiaries: 2019 2018 RMB’000 RMB’000 Provision of services and sales of goods Transportation related services Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i) 2,060,518 1,861,543 Revenue collected by CSRG for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii) 1,563,191 1,357,512 Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii) 812,470 736,492 4,436,179 3,955,547 Other services Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv) 45,642 39,383 194 195 39. RELATED PARTY TRANSACTIONS (continued) (c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: (i) Material transactions undertaken with Guangzhou Railway Group and its subsidiaries: 2019 2018 RMB’000 RMB’000 Provision of services and sales of goods Transportation related services Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i) 2,060,518 1,861,543 Revenue collected by CSRG for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii) 1,563,191 1,357,512 Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii) 812,470 736,492 4,436,179 3,955,547 Other services Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv) 45,642 39,383

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

39. RELATED PARTY TRANSACTIONS *(continued)*

(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: *(continued)*

(i) Material transactions undertaken with Guangzhou Railway Group and its subsidiaries: *(continued)*

	2019 RMB'000	2018 RMB'000
Services received and purchases made		
Transportation related services		
Provision of train transportation services by Guangzhou Railway Group and its subsidiaries *(i)(vi)*	**774,291**	872,234
Costs settled by CSRG for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries *(ii)*	**2,194,467**	1,898,623
	2,968,758	2,770,857
Other services		
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries *(iv)*	**441,719**	451,976
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries *(iv)*	**623,433**	555,048
Provision of construction services by Guangzhou Railway Group and its subsidiaries *(v)*	**363,424**	180,147
	1,428,576	1,187,171

196 197 39. RELATED PARTY TRANSACTIONS (continued) (c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with (continued) related parties: (i) Material transactions undertaken with Guangzhou Railway Group and its subsidiaries: (continued) (i) The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred. (ii) Such revenues/charges are determined by the CSRG based on its standard charges applied on a nationwide basis. (iii) The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and agreed between both contracting parties. (iv) The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred. (v) Based on construction amount determined under national railway engineering guidelines. (vi) The amount recognised in 2019 does not include the payment of short term leases related to the lease of passenger trains paid to Guangzhou Railway Group amounting to RMB247,714,000, the amount of 2018 has included such payment. (ii) Material transactions with CSRG and other railway companies When the passenger trains and freight trains operated by the Group pass through rail lines owned by other railway companies controlled by the CSRG, the Group need to pay those companies for the services rendered (track usage, locomotive traction and electric catenaries service, etc.), and vice versa. The charge rate of such services are instructed by the CSRG and are collected and settled by the CSRG according to its central recording and settlement systems (see details in note 2.23).196 197 39. RELATED PARTY TRANSACTIONS (continued) (c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with (continued) related parties: (i) Material transactions undertaken with Guangzhou Railway Group and its subsidiaries: (continued) (i) The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred. (ii) Such revenues/charges are determined by the CSRG based on its standard charges applied on a nationwide basis. (iii) The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and agreed between both contracting parties. (iv) The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred. (v) Based on construction amount determined under national railway engineering guidelines. (vi) The amount recognised in 2019 does not include the payment of short term leases related to the lease of passenger trains paid to Guangzhou Railway Group amounting to RMB247,714,000, the amount of 2018 has included such payment. (ii) Material transactions with CSRG and other railway companies When the passenger trains and freight trains operated by the Group pass through rail lines owned by other railway companies controlled by the CSRG, the Group need to pay those companies for the services rendered (track usage, locomotive traction and electric catenaries service, etc.), and vice versa. The charge rate of such services are instructed by the CSRG and are collected and settled by the CSRG according to its central recording and settlement systems (see details in note 2.23).

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

39. RELATED PARTY TRANSACTIONS *(continued)*

(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: *(continued)*

(ii) Material transactions with CSRG and other railway companies *(continued)*

In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with the CSRG Group:

	2019	2018
	RMB'000	*RMB'000*
Provision of services and sales of goods		
Transportation related services		
Provision of train transportation services to CSRG Group *(i)*	**69,958**	63,364
Revenues collected by CSRG for services provided to CSRG Group *(ii)*	**2,479,015**	2,527,897
Revenues from railway operation service provided to CSRG Group *(iii)*	**2,392,333**	2,012,880
	4,941,306	4,604,141
Other services		
Provision of repairing services for cargo trucks to CSRG Group *(ii)*	**370,990**	337,432
Sales of materials and supplies to CSRG Group *(iv)*	**8,330**	9,099
Provision of apartment leasing services to CSRG Group *(iv)*	**574**	617
	379,894	347,148

198
—
199

39. RELATED PARTY TRANSACTIONS *(continued)*

(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: *(continued)*

(ii) Material transactions with CSRG and other railway companies *(continued)*

In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with the CSRG Group: *(continued)*

	2019 *RMB'000*	2018 *RMB'000*
Services received and purchases made		
Transportation related services		
Provision of train transportation services by CSRG Group *(i)(vi)*	**37,408**	283,490
Cost settled by CSRG for services provided by CSRG Group *(ii)(vi)*	**2,107,765**	2,161,146
	2,145,173	2,444,636
Other services		
Provision of repair and maintenance services by CSRG Group *(iv)*	**29,066**	9,440
Purchase of materials and supplies from CSRG Group *(iv)*	**23,968**	27,743
Provision of construction services by CSRG Group *(v)*	**23,636**	1,417
	76,670	38,600

(i) The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.

(ii) Such revenue/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.

(iii) The service charges are levied based on contract prices determined based on a "cost plus a profit margin" and explicitly agreed between both contracting parties.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

39. RELATED PARTY TRANSACTIONS *(continued)*

(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: *(continued)*

(ii) Material transactions with CSRG and other railway companies *(continued)*

(iv) The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

(v) Based on construction amounts determined under national railway engineering guidelines.

(vi) The amount recognised in 2019 does not include the payment of short term leases related to the lease of passenger trains and freight trains to CSRG amounting to RMB 436,323,000, the amount of 2018 has included such payment.

(iii) Revenues collected and settled through the CSRG:

	2019 RMB'000	2018 RMB'000
Passenger transportation	**7,475,003**	7,532,999
Freight transportation	**1,740,907**	1,849,360
Other transportation related services	**74,870**	78,935
	9,290,780	9,461,294

(iv) Lease – as lessee:

As disclosed in note 2.27 and note 8, the Group has adopted IFRS 16 from 1 January 2019 and the Group recognised lease liabilities in relation to lease contract with Guangzhou Railway Group in regard of land use right, which had previously been classified as 'operating leases' under IAS 17 Leases.

In 2019, the depreciation expense of the right-of-use assets was RMB13,378,000 (2018: not applicable), the interest expense of lease liabilities was RMB57,670,000 (2018: not applicable), and the actual payment to Guangzhou Railway Group was RMB59,620,000 (2018: RMB58,490,000). In 2019, the payment of short term leases related to the lease of passenger trains to Guangzhou Railway Group was RMB 247,714,000, the payment of short term leases related to lease of passenger trains and freight trains to CSRG was RMB 436,323,000.

(d) Key management compensation

The compensation paid or payable to key management for employee services is shown in note 42.

200
—
201

39. RELATED PARTY TRANSACTIONS *(continued)*

(e) As at 31 December 2019, the Group had the following material balances maintained with related parties:

(i) Material balances with Guangzhou Railway Group and its subsidiaries:

	2019 RMB'000	2018 RMB'000
Trade receivables	**2,329,206**	1,934,435
— Guangzhou Railway Group *(i)*	**549,092**	586,049
— Subsidiaries of Guangzhou Railway Group *(i)*	**1,780,112**	1,348,386
— Associates	**2**	—
Prepayments and other receivables	**35,430**	33,957
— Guangzhou Railway Group	**4**	231
— Subsidiaries of Guangzhou Railway Group	**35,426**	33,726
Prepayments for fixed assets and construction-in-progress	**4,021**	2,489
— Subsidiaries of Guangzhou Railway Group *(ii)*	**2,815**	329
— Associates	**1,206**	2,160
Trade payables	**672,849**	597,050
— Guangzhou Railway Group *(i)*	**99,696**	95,048
— Subsidiaries of Guangzhou Railway Group *(ii)*	**533,726**	500,385
— Associates	**39,427**	1,617
Payables for fixed assets and construction-in-progress	**467,745**	388,482
— Guangzhou Railway Group	**23,496**	42,604
— Subsidiaries of Guangzhou Railway Group	**201,353**	211,486
— Associates	**242,896**	134,392
Contract liabilities	**99**	1,100
— Subsidiaries of Guangzhou Railway Group	**99**	1,096
— Associates	**—**	4
Accruals and other payables	**450,534**	454,670
— Guangzhou Railway Group	**2,713**	9,212
— Subsidiaries of Guangzhou Railway Group *(iii)*	**447,821**	443,391
— Associates *(iv)*	**—**	2,067

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

39. RELATED PARTY TRANSACTIONS *(continued)*

(e) As at 31 December 2019, the Group had the following material balances maintained with related parties: *(continued)*

(i) Material balances with Guangzhou Railway Group and its subsidiaries: *(continued)*

(i) The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represent service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.

(ii) The trade payables due to subsidiaries of Guangzhou Railway Group mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.

(iii) The other payables due to subsidiaries of Guangzhou Railway Group mainly represent the performance deposits received for construction projects and deposits received from ticketing agencies.

(iv) The other payables due to associates mainly represent the performance deposits received for construction projects operated by associates.

As at 31 December 2019, all the balances maintained with related parties were unsecured, non-interest bearing and were repayable on demand.

(ii) Material balances with CSRG Group:

	As at 31 December	
	2019	2018
	RMB'000	*RMB'000*
Due from CSRG Group		
— Trade receivables	**1,148,352**	1,015,057
— Other receivables	**48,418**	1,149
Due to CSRG Group		
— Trade payables and payables for fixed assets and construction-in-progress	**69,335**	32,688
— Other payables	**3,466**	35,851

As at 31 December 2019, all the balances maintained with CSRG Group were unsecured, non-interest bearing and were repayable on demand.

202 203 40. SUBSEQUENT EVENTS (a) At the meeting of the directors held on 30 March 2020, the directors proposed a final dividend of RMB0.06 per ordinary share for the year ended 31 December 2019 (Note 35). This proposed dividend was not reflected as a dividend payable in the Group’s and the Company’s financial statements as at 31 December 2019. (b) The Group obtained a bank facility amounting to RMB1,000,000,000 with the effective period of 2 years on 27 February 2020. (c) With the outbreak of Coronavirus Disease 2019 (“COVID-19 outbreak”) in early 2020, the Group expects the COVID-19 outbreak will have certain negative impact on financial position and operating results of the Group due to the following factors:(i) Significant drop in the passenger transportation volume in the first quarter 2020 which resulted in a decrease in passenger transportation revenue; the passenger transportation operation has just begun to resume; (ii) Increase in the cost of epidemic prevention; (iii) Potential a longer turnover period for recovering the Group’s trade receivables which may therefore be subject to a higher credit risk. The Group is currently evaluating the specific impact the COVID-19 outbreak will have on the Group’s financial position and operating results of the first quarter of 2020. The extent of such impact will depend on the development and duration of epidemic prevention as well as the implementation result of control measures. The Group will continue to pay close attention to the development of the COVID-19 outbreak and evaluate and cope with its impact on the financial position and operating results of the Group.202 203 40. SUBSEQUENT EVENTS (a) At the meeting of the directors held on 30 March 2020, the directors proposed a final dividend of RMB0.06 per ordinary share for the year ended 31 December 2019 (Note 35). This proposed dividend was not reflected as a dividend payable in the Group’s and the Company’s financial statements as at 31 December 2019. (b) The Group obtained a bank facility amounting to RMB1,000,000,000 with the effective period of 2 years on 27 February 2020. (c) With the outbreak of Coronavirus Disease 2019 (“COVID-19 outbreak”) in early 2020, the Group expects the COVID-19 outbreak will have certain negative impact on financial position and operating results of the Group due to the following factors:(i) Significant drop in the passenger transportation volume in the first quarter 2020 which resulted in a decrease in passenger transportation revenue; the passenger transportation operation has just begun to resume; (ii) Increase in the cost of epidemic prevention; (iii) Potential a longer turnover period for recovering the Group’s trade receivables which may therefore be subject to a higher credit risk. The Group is currently evaluating the specific impact the COVID-19 outbreak will have on the Group’s financial position and operating results of the first quarter of 2020. The extent of such impact will depend on the development and duration of epidemic prevention as well as the implementation result of control measures. The Group will continue to pay close attention to the development of the COVID-19 outbreak and evaluate and cope with its impact on the financial position and operating results of the Group.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT 41. BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY Balance sheet of the Company As at 31 December 2019 2018 ASSETS Non-current assets Fixed assets — net 23,491,187 24,094,830 Right-of-use assets 2,757,705 — Construction-in-progress 2,378,974 1,828,372 Prepayments for fixed assets and construction-in-progress 11,901 22,479 Leasehold land payments — 1,633,252 Goodwill 281,255 281,255 Investments in subsidiaries 82,531 82,531 Investments in associates 121,855 121,855 Deferred tax assets 302,888 208,933 Long-term prepaid expenses 39,723 45,457 Financial assets at fair value through other comprehensive income 349,327 319,528 Long-term receivable 26,103 28,354 29,843,449 28,666,846 Current assets Assets classified as held for sale 2,183 2,183 Materials and supplies 266,664 291,400 Trade receivables 4,493,385 3,858,705 Prepayments and other receivables 470,436 434,996 Short-term deposits — 100,000 Cash and cash equivalents 1,562,324 1,734,970 6,794,992 6,422,254 Total assets 36,638,441 35,089,100 GUANGSHEN RAILWAY 2019 ANNUAL REPORT 41. BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY Balance sheet of the Company As at 31 December 2019 2018 ASSETS Non-current assets Fixed assets — net 23,491,187 24,094,830 Right-of-use assets 2,757,705 — Construction-in-progress 2,378,974 1,828,372 Prepayments for fixed assets and construction-in-progress 11,901 22,479 Leasehold land payments — 1,633,252 Goodwill 281,255 281,255 Investments in subsidiaries 82,531 82,531 Investments in associates 121,855 121,855 Deferred tax assets 302,888 208,933 Long-term prepaid expenses 39,723 45,457 Financial assets at fair value through other comprehensive income 349,327 319,528 Long-term receivable 26,103 28,354 29,843,449 28,666,846 Current assets Assets classified as held for sale 2,183 2,183 Materials and supplies 266,664 291,400 Trade receivables 4,493,385 3,858,705 Prepayments and other receivables 470,436 434,996 Short-term deposits — 100,000 Cash and cash equivalents 1,562,324 1,734,970 6,794,992 6,422,254 Total assets 36,638,441 35,089,100

204
—
205

41. BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY *(continued)*

	Note	As at 31 December 2019	2018
EQUITY AND LIABILITIES			
Capital and reserves attributable to the Company's equity holders			
Share capital		**7,083,537**	7,083,537
Share premium	*(a)*	**11,564,462**	11,564,462
Other reserves	*(a)*	**3,266,425**	3,188,161
Retained earnings	*(a)*	**7,375,835**	7,089,433
Total equity		**29,290,259**	28,925,593
Liabilities			
Non-current liabilities			
Lease liabilities		**1,117,936**	—
Deferred income related to government grants		**97,467**	99,765
		1,215,403	99,765
Current liabilities			
Trade payables		**1,512,265**	1,426,092
Contract liabilities		**458,740**	203,429
Payables for fixed assets and construction-in-progress		**1,802,588**	2,441,627
Dividends payable		**15**	20
Income tax payable		**249,977**	246,453
Current portion of lease liabilities		**58,490**	—
Accruals and other payables		**2,050,704**	1,746,121
		6,132,779	6,063,742
Total liabilities		**7,348,182**	6,163,507
Total equity and liabilities		**36,638,441**	35,089,100

The balance sheet of the Company was approved by the Board of Directors on 30 March 2020 and was signed on its behalf.

Wu Yong
Director

Hu Lingling
Director

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

41. BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY *(continued)*

(a) Reserve movement of the Company:

	Share premium	Other reserves	Retained earnings
At 1 January 2018	11,564,462	3,104,549	6,910,782
Total comprehensive income	—	—	828,946
Profit for the year	—	—	828,946
Other comprehensive income	—	—	—
Special reserve — Safety Production Fund	—	—	—
Appropriation	—	242,456	(242,456)
Utilisation	—	(242,456)	242,456
Appropriations from retained earnings	—	83,612	(83,612)
Transaction with owners:	—	—	(566,683)
Dividend relating to 2017	—	—	(566,683)
At 31 December 2018	11,564,462	3,188,161	7,089,433
At 1 January 2019	11,564,462	3,188,161	7,089,433
Total comprehensive income	—	—	789,678
Profit for the year	—	—	789,678
Other comprehensive income	—	—	—
Special reserve — Safety Production Fund	—	—	—
Appropriation	—	264,871	(264,871)
Utilisation	—	(264,871)	264,871
Appropriations from retained earnings	—	78,264	(78,264)
Transaction with owners:	—	—	(425,012)
Dividends relating to 2018	—	—	(425,012)
At 31 December 2019	11,564,462	3,266,425	7,375,835

206
—
207

42. BENEFITS AND INTERESTS OF DIRECTORS

(a) Directors', supervisors' and senior executives' emoluments

For the year ended 31 December 2019

Emoluments paid or receivable in respect of a person's services as a director, whether of the Company or its subsidiary undertaking

Name	Fee *RMB'000*	Salary *RMB'000*	Discretionary bonuses *RMB'000*	Housing allowance *RMB'000*	Allowances and benefits in kind *RMB'000*	Employer's contribution to a retirement benefit scheme *RMB'000*	Remunerations paid or receivable in respect of accepting office as director *RMB'000*	Total *RMB'000*
Directors								
Wu, Yong	–	–	–	–	–	–	–	–
Luo, Qing *(i)*	–	237	73	38	25	49	–	422
Yu, Zhiming *(i)*	–	–	–	–	–	–	–	–
Guo, Ji'an	–	–	–	–	–	–	–	–
Guo,Jiming *(iii)*	–	–	–	–	–	–	–	–
Zhang, Zhe *(iii)*	–	–	–	–	–	–	–	–
Chen,Xiaomei *(i)*	–	–	–	–	–	–	–	–
Guo, Xiangdong *(iii)*	–	266	72	38	23	49	–	448
Chen, Song	112	–	–	–	–	–	–	112
Jia, Jianmin	148	–	–	–	–	–	–	148
Wang, Yunting	112	–	–	–	–	–	–	112
Supervisors								
Liu, Mengshu	–	–	–	–	–	–	–	–
Chen, Shaohong	–	–	–	–	–	–	–	–
Shen, Jiancong *(ii)*	–	–	–	–	–	–	–	–
Li, Zhiming *(i)*	–	–	–	–	–	–	–	–
Song, Min	–	222	54	34	21	45	–	376
Zhou, Shangde	–	229	52	38	27	43	–	389
Meng, Yong *(iv)*	–	–	–	–	–	–	–	–
Xiang, Lihua *(v)*	–	–	–	–	–	–	–	–
Chief Executive								
Hu, Lingling	–	380	65	38	23	47	–	553
Senior Executives								
Luo, Jiancheng	–	272	68	38	20	43	–	441
Tang, Xiangdong	–	269	71	38	21	45	–	444
Luo, Xinpeng *(vi)*	–	67	61	10	7	37	–	182
Gong, Yuwen	–	271	68	38	22	47	–	446

(i) Resigned from the position in December 2019.
(ii) Resigned from the position in June 2019.
(iii) Appointed the position of director in December 2019.
(iv) Appointed the position of supervisor in December 2019.
(v) Appointed the position of supervisor in June 2019.
(vi) Appointed the position of senior executive in October 2019.

GUANGSHEN RAILWAY 2019 ANNUAL REPORT

42. BENEFITS AND INTERESTS OF DIRECTORS *(continued)*

(a) Directors', supervisors' and senior executives' emoluments *(continued)*

For the year ended 31 December 2018

Emoluments paid or receivable in respect of a person's services as a director, whether of the Company or its subsidiary undertaking

Name	Fee *RMB'000*	Salary *RMB'000*	Discretionary bonuses *RMB'000*	Housing allowance *RMB'000*	Allowances and benefits in kind *RMB'000*	Employer's contribution to a retirement benefit scheme *RMB'000*	Remunerations paid or receivable in respect of accepting office as director *RMB'000*	Total *RMB'000*
Directors								
Wu, Yong	–	–	–	–	–	–	–	–
Luo, Qing	–	238	50	34	15	42	–	379
Sun, Jing	–	–	–	–	–	–	–	–
Yu, Zhiming	–	–	–	–	–	–	–	–
Guo, Ji'an	–	–	–	–	–	–	–	–
Chen, Xiaomei	–	–	–	–	–	–	–	–
Chen, Jianping	–	–	–	–	–	–	–	–
Chen, Song	112	–	–	–	–	–	–	112
Jia, Jianmin	142	–	–	–	–	–	–	142
Wang, Yunting	112	–	–	–	–	–	–	112
Supervisors								
Liu, Mengshu	–	–	–	–	–	–	–	–
Chen, Shaohong	–	–	–	–	–	–	–	–
Shen, Jiancong	–	–	–	–	–	–	–	–
Li, Zhiming	–	–	–	–	–	–	–	–
Song, Min	–	208	28	34	11	40	–	321
Zhou, Shangde	–	302	4	34	16	25	–	381
Chief Executive								
Hu, Lingling	–	333	51	34	12	41	–	471
Senior Executives								
Luo, Jiancheng	–	245	51	34	9	38	–	377
Tang, Xiangdong	–	243	51	34	11	40	–	379
Guo, Xiangdong	–	242	50	34	13	42	–	381
Gong, Yuwen	–	181	44	26	9	31	–	291

208 209 42. BENEFITS AND INTERESTS OF DIRECTORS (continued) (continued) (a) Directors’, supervisors’ and senior executives’ emoluments During the year ended 31 December 2019, no director received any emolument from the Group as an inducement to join or leave the Group or compensation for loss of office; no directors and senior management waived or has agreed to waive any emoluments (2018: Nil). (b) Director’s retirement benefits The retirement benefits paid to Luo Qing during the year end of 2019 by a defined contribution pension plan (basic endowment insurance and enterprise annuity) in respect of his services as director of the Company and its subsidiaries are RMB49,000 (2018: RMB42,000) respectively. No other retirement benefits were paid to him in respect of his other services in connection with the management of the affairs of the Company or its subsidiary undertaking (2018: Nil). (c) Directors’ termination benefits During the year ended 31 December 2019, no payments to the directors of the Company as compensation for the early termination of the appointment (2018: Nil). (d) Consideration provided to third parties for making available directors’ services During the year ended 31 December 2019, the Company did not provide any consideration to third party for making available director’s services (2018: Nil). (e) Information about loans, quasi-loans and other dealings in favour of directors, controlled bodies corporate by and connected entities with such directors During the year ended 31 December 2019, no loans, quasi-loans or other dealings in favour of directors of the Company, controlled bodies corporate by and connected entities with such directors (2018: Nil). (f) Directors’ material interests in transactions, arrangements or contracts Except the transactions with Guangzhou Railway Group as disclosed in note 39, no significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year (2018: Nil).208 209 42. BENEFITS AND INTERESTS OF DIRECTORS (continued) (continued) (a) Directors’, supervisors’ and senior executives’ emoluments During the year ended 31 December 2019, no director received any emolument from the Group as an inducement to join or leave the Group or compensation for loss of office; no directors and senior management waived or has agreed to waive any emoluments (2018: Nil). (b) Director’s retirement benefits The retirement benefits paid to Luo Qing during the year end of 2019 by a defined contribution pension plan (basic endowment insurance and enterprise annuity) in respect of his services as director of the Company and its subsidiaries are RMB49,000 (2018: RMB42,000) respectively. No other retirement benefits were paid to him in respect of his other services in connection with the management of the affairs of the Company or its subsidiary undertaking (2018: Nil). (c) Directors’ termination benefits During the year ended 31 December 2019, no payments to the directors of the Company as compensation for the early termination of the appointment (2018: Nil). (d) Consideration provided to third parties for making available directors’ services During the year ended 31 December 2019, the Company did not provide any consideration to third party for making available director’s services (2018: Nil). (e) Information about loans, quasi-loans and other dealings in favour of directors, controlled bodies corporate by and connected entities with such directors During the year ended 31 December 2019, no loans, quasi-loans or other dealings in favour of directors of the Company, controlled bodies corporate by and connected entities with such directors (2018: Nil). (f) Directors’ material interests in transactions, arrangements or contracts Except the transactions with Guangzhou Railway Group as disclosed in note 39, no significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year (2018: Nil).

GUANGSHEN RAILWAY 2019 ANNUAL REPORT Chapter 12 Documents Available for Inspection DOCUMENTS AVAILABLE FOR INSPECTION 1. Accounting statements signed and stamped by the legal representative, person in charge of accounting affairs and responsible person of the accounting firm; 2. The original audit report stamped by PricewaterhouseCoopers Zhong Tian LLP and signed and stamped by the certified public accountants and the financial statements prepared in accordance with China accounting standards, and the original audit report stamped by PricewaterhouseCoopers and the financial statements prepared in accordance with IFRS; 3. The originals of all documents and announcements of the Company disclosed in the China Securities Journal, Securities Times, Shanghai Securities News and Securities Daily during the reporting period; 4. The annual report published on the website of SEHK and the annual report published on the website of NYSE (Form 20-F). The documents are placed with the Secretariat to the Board. Chairman of the Board: Wu Yong Date of Approval from the Board: 30 March 2020GUANGSHEN RAILWAY 2019 ANNUAL REPORT Chapter 12 Documents Available for Inspection DOCUMENTS AVAILABLE FOR INSPECTION 1. Accounting statements signed and stamped by the legal representative, person in charge of accounting affairs and responsible person of the accounting firm; 2. The original audit report stamped by PricewaterhouseCoopers Zhong Tian LLP and signed and stamped by the certified public accountants and the financial statements prepared in accordance with China accounting standards, and the original audit report stamped by PricewaterhouseCoopers and the financial statements prepared in accordance with IFRS; 3. The originals of all documents and announcements of the Company disclosed in the China Securities Journal, Securities Times, Shanghai Securities News and Securities Daily during the reporting period; 4. The annual report published on the website of SEHK and the annual report published on the website of NYSE (Form 20-F). The documents are placed with the Secretariat to the Board. Chairman of the Board: Wu Yong Date of Approval from the Board: 30 March 2020